As filed with the Securities and Exchange Commission on October 2, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: ____________

KELLY PARTNERS GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 8, 32 Walker Street

North Sydney, NSW 2060, Australia

(Address of principal executive offices)

Kenneth Ko, Chief Financial Officer

Level 8, 32 Walker Street, North Sydney, NSW 2060, Australia

Telephone: +61 2 9923 0800 E-mail: kenneth.ko@kellypartners.com.au

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	KPGH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2026 was: 45,274,957 Ordinary Shares and no Class B Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐            International Financial Reporting Standards as issued by the International Accounting Standards Board ☒            Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☐ No

i

EXPLANATORY NOTE

Kelly Partners Group Holdings Limited (the “Company,” “KPG,” “we,” “us,” “our,” or “Group”) was incorporated in Australia in 2007 and is the holding company of the Kelly+Partners group, a specialist chartered accounting and advisory network established in Australia in 2006 to serve private business owners, their families and their private wealth. KPG’s ordinary shares (“Ordinary Shares” or “Shares”) were listed on the Australian Securities Exchange (the “ASX”) in June 2017.

Kelly+Partners in brief. Kelly+Partners is a founder-led, single-brand chartered accounting network that serves private businesses and their owners. Since its first office opened in North Sydney in June 2006, the network has grown to 43 Operating Businesses and 43 offices in six countries, 105 Operating Partners, 711 team members and approximately 25,000 client groups, with professional services revenue of A$160.6 million in fiscal 2026. Revenue has compounded at approximately 29% a year since our first full year of operations in fiscal 2007, as described in “Item 4.B — Business Overview — Our Track Record.” Every Operating Business is majority-owned by the Company and led by an Operating Partner who owns the balance under our Partner-Owner-Driver® model.

KPG is filing this registration statement on Form 20-F (this “Registration Statement”) to register, pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), its existing Ordinary Shares in connection with the proposed listing of the Ordinary Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “KPGH” (the “Nasdaq Listing”).

The Nasdaq Listing forms part of a broader proposed restructure of KPG’s capital and listing arrangements, which is subject to the approval of our shareholders at the extraordinary general meeting convened for October 23, 2026 (see “Item 4.A — History and Development of the Company”), including:

●	the delisting of the Ordinary Shares from the ASX (the “ASX Delisting”);

●	the “Consolidation” of Ordinary Shares, where 3 Ordinary Shares would be consolidated into 1 Ordinary Share;

●	the reorganization of KPG’s share capital from a single class of ordinary shares into two classes of ordinary shares:

○	the Ordinary Shares, continuing to have one vote per share, and

○	new Class B ordinary shares (the “Class B Shares”) that will have 10 votes per share;

●	the “Bonus Issue” of Class B Shares, where each holder of Ordinary Shares will receive on a pro rata basis one Class B Share for every seven Ordinary Shares held on a post-Consolidation basis (equivalent to one Class B Share for every 21 Ordinary Shares on a pre-Consolidation basis);

●	the listing of the Ordinary Shares on Nasdaq.

The Consolidation and Bonus Issue together, the “Capital Restructure;” and the date that the Class B Shares are initially issued the “Capital Restructure Completion Date”. The Class B Shares will not be listed on Nasdaq or any other exchange. Holders of Class B Shares seeking liquidity will be able to reclassify Class B Shares into Ordinary Shares at any time, on a 1-for-1 basis (a “Reclassification”). For further information, please see Item 10.B below.

Following completion of the Capital Restructure, the Ordinary Shares will be listed solely on Nasdaq.

No securities are being offered or sold in connection with this Registration Statement, which is being filed solely to register the Ordinary Shares under the Exchange Act in connection with the Nasdaq Listing.

Why we are adopting the Class B structure. Our Operating Partners have invested their own capital in their businesses on the promise that Kelly+Partners will remain a permanent, majority owner and will not be sold or broken up. The Class B Shares are designed to keep that promise. They will allow shareholders who take a long-term view to retain a voice in the composition of our Board, and they will make it impractical for a private equity-backed consolidator to acquire control of the Company and change the Partner-Owner-Driver® model against the wishes of long-term holders. Every shareholder will receive Class B Shares pro rata at the Capital Restructure Completion Date, so no holder’s voting power will change at that date (other than as a result of rounding); voting power will concentrate only as holders choose to reclassify and sell. Under the Constitution, if the Class B Shares cease to carry at least 10% of the total votes that may be cast, the right of holders of Class B Shares to elect Class B Directors will be suspended, although each Class B Share will continue to carry ten votes. The risks of this structure for holders of Ordinary Shares are described in “Item 3.D — Risk Factors — Risks Related to the Capital Restructure, Our Dual-Class Structure and Ownership of Our Shares.”

INTRODUCTION

Certain Defined Terms

In this Registration Statement, unless the context otherwise requires:

●	“KPG,” the “Company,” “we,” “us” and “our” refer to Kelly Partners Group Holdings Limited and its consolidated subsidiaries;

●	“Operating Businesses” refers to the accounting and complementary services businesses in which the Company holds an equity interest (typically between 50.01% and 51%);

●	“Operating Partners” refers to the professional principals who hold the non-controlling interests in, and lead, the Operating Businesses and who hold the remaining interest (typically between 49% and 49.99%);

●	“Partner-Owner-Driver® model” refers to KPG’s ownership and operating model, as described in “Item 4. Information on the Company — B. Business Overview”;

●	“Founder Entities” refers to Mr. Brett Kelly and entities controlled by or associated with him;

●	“Corporations Act” refers to the Corporations Act 2001 of Australia;

●	“Constitution” refers to the constituent document of the Company to be adopted in connection with the Capital Restructure.

Financial and Other Information

Our consolidated financial statements included in this Registration Statement are prepared in Australian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our fiscal year ends on June 30; references to “fiscal 2026” or “fiscal year 2026” are to the period between July 1, 2025 and June 30, 2026, and corresponding references apply to earlier fiscal years. All references to “U.S. dollars” or “US$” are to the currency of the United States and all references to “Australian dollars” or “A$” are to the currency of Australia. Certain amounts and percentages have been rounded; totals may not sum due to rounding.

Statements made in this Registration Statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all their terms. If we filed any of these documents as an exhibit to this Registration Statement, you may read the document itself for a complete description of its terms, and each such statement is qualified in its entirety by such reference.

Market and Industry Data

This Registration Statement contains estimates and information concerning our industry, including the market position and revenue rankings of accounting networks in Australia, that are based on industry publications, surveys and rankings, including The Australian Financial Review’s Top 100 Accounting Firms survey. These are prepared by third parties using methodologies that we do not control and that are neither standardized across publishers nor independently audited. The criteria for inclusion and methodologies may not be consistent over time and therefore the results may not be comparable between periods or publishers. We refer to these rankings, certifications and awards because we believe they are relevant to our potential Operating Partners, and the markets in which we compete and operate. They are not an assessment of, nor a substitute for, the financial and operating information presented elsewhere in this Registration Statement.

Trademarks

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including “Kelly+Partners®” and “Partner-Owner-Driver®”. Solely for convenience, trademarks and trade names referred to in this Registration Statement may appear without the ® or ™ symbols.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Registration Statement on Form 20-F, the statements contained in this Registration Statement on Form 20-F are “forward-looking statements” that reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “target,” “aim,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

●	our growth strategy, including our objective to become a top 10 accounting network in Australia (by revenue) and to grow the Kelly+Partners Business System (our scalable, operational framework that includes the Partner-Owner-Driver model; centralized resources and scale; a common technology stack; an ongoing programmatic acquisition engine) in international markets beyond Australia;

●	our acquisition pipeline and our ability to identify, complete and integrate acquisitions of accounting businesses on acceptable terms;

●	our ability to attract, develop and retain Operating Partners and other key personnel;

●	expectations regarding our revenue, margins, organic growth, earnings, cash flow, leverage and capital requirements;

●	the completion, timing and effects of the Capital Restructure, the Nasdaq Listing and the ASX Delisting, including the expected benefits of those transactions;

●	the sufficiency of our cash resources and the availability and cost of debt and equity funding;

●	developments relating to our competitors and our industry, including consolidation of the accounting services industry and the effect of new technologies, including artificial intelligence;

●	regulatory and tax developments in the jurisdictions in which we operate; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors”.

We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of Australia. Other than Mr. Brett Kelly, our Chairman and Chief Executive Officer, all our other directors and executive officers reside outside the United States, and a substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon those persons, or to enforce against us or them in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. There is doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal or state securities laws. Australia and the United States are not parties to a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees.”

B. Advisers

Our U.S. legal adviser is Rimôn Law Pty Ltd, Level 2, 50 Bridge Street, Sydney, NSW 2000, Australia.

C. Auditors

Our auditors for our fiscal years 2026, 2025 and 2024 were BDO Audit Pty Ltd, Level 25, 252 Pitt Street, Sydney, NSW 2000, Australia (PCAOB ID No. 2256).

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth our cash, consolidated capitalization and indebtedness as of June 30, 2026, prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and Australian Accounting Standards, as issued by the Australian Accounting Standards Board. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Registration Statement.

As of June 30, 2026 (A$ thousands)
Total cash	3,939
Borrowings — current	36,884
Borrowings — non-current	37,796
Lease liabilities (current and non-current)	37,407
Equity:
Issued capital	16,830
Reserves	(2,093)
Retained profits	15,495
Equity attributable to owners of the Company	30,232
Non-controlling interests	42,449
Total equity	72,681
Total capitalization	184,768
Total capitalization excluding non-controlling interests(1)	142,319

(1)	Non-controlling interests represent the interests of Operating Partners in the Operating Businesses and are not attributable to holders of our Ordinary Shares.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all the other information in this Registration Statement, before deciding to invest in our Ordinary Shares. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and prospects, and the trading price of our Ordinary Shares, could be materially and adversely affected.

Risks Related to Our Business and Industry

We depend on our founder, Chairman and Chief Executive Officer, Mr. Brett Kelly, and the loss of his services could materially and adversely affect our business.

Our growth and the development of the Kelly+Partners Business System and the Partner-Owner-Driver® model have been driven substantially by our founder, Mr. Brett Kelly, who has led KPG since its establishment in 2006. Mr. Kelly is central to our strategy, our acquisition program, our culture and our relationships with Operating Partners. The loss or diminution of Mr. Kelly’s services for any reason, or any adverse development affecting his reputation, could disrupt our operations and strategy, damage relationships with Operating Partners, clients and acquisition targets, and materially and adversely affect our business, results of operations and the price of our Shares.

Our growth depends significantly on our ability to identify, complete and successfully integrate acquisitions of accounting businesses on acceptable terms.

A substantial portion of our historical revenue growth has been generated by acquisitions. We have completed over 80 acquisitions of accounting and related businesses, and establishment of greenfield accounting and related businesses, since inception, including five in fiscal 2025 and eight in fiscal 2026. Our strategy is to continue identifying and completing acquisitions in Australia and internationally.

We may be unable to continue to identify suitable acquisition targets, complete acquisitions on acceptable pricing and terms, obtain required funding, or retain the partners and clients of acquired firms. Competition for high-quality accounting firms, including from private equity-backed consolidators, has increased and may increase the cost to acquire and integrate additional accounting firms into our operating model. Any of these factors could slow our growth or reduce returns on invested capital.

We may fail to integrate acquired businesses successfully or to realize expected benefits, and acquisitions expose us to unknown liabilities.

Integration of acquired firms onto the Kelly+Partners Business System requires the migration of clients, staff, systems and processes and the alignment of acquired partners with our model and culture. Integration may divert management attention, cost more or take longer than expected, or result in the loss of clients or key personnel of the acquired firm, and may result in the impairment of goodwill or intangible assets recognized on acquisition (see the following risk factor). Acquired businesses may also have undisclosed or contingent liabilities, including professional liability claims, tax exposures and employee entitlements, for which our contractual protections (including warranties, indemnities and deferred consideration offsets) may be insufficient.

A significant portion of our total assets consists of goodwill and acquired intangible assets, which are subject to impairment.

As of June 30, 2026, intangible assets (including goodwill and customer relationship intangibles) were A$122.8 million (see Note 16 to our consolidated financial statements), representing approximately 53% of our total assets of A$229.9 million. If the performance of acquired businesses deteriorates, if discount rates rise, or if other impairment indicators emerge, we may be required to recognize impairment charges that could materially reduce our reported earnings and equity.

Our organic growth may not continue at historical rates or at all.

Our organic revenue growth (excluding acquisitions) has varied from year to year. Organic growth depends on client retention, pricing, service expansion and the macroeconomic conditions affecting our private business clients. There can be no assurance that organic growth will continue at historical rates or at all.

We operate in a competitive industry and face competition from firms with greater resources.

The accounting services industry in Australia and internationally is fragmented and competitive. We compete with the international, national and mid-tier networks, independent regional firms and, increasingly, private equity-backed consolidation platforms, as well as with in-house finance functions and technology-enabled service providers. Some competitors have substantially greater financial, technical and marketing resources, larger client bases and greater brand recognition. Competitive pressures could reduce our fees and margins, increase talent and acquisition costs, and adversely affect our market share.

Our success depends on attracting, developing and retaining qualified accounting professionals and Operating Partners.

Our business is a professional services business whose principal assets are its people and client relationships. There is significant competition for experienced chartered accountants and CPAs in each of our markets, and shortages of qualified accounting professionals have been widely reported in Australia, the United States and other operating jurisdictions. If we are unable to attract, develop and retain qualified professionals and to promote or recruit new Operating Partners, our ability to service clients, grow organically and complete acquisitions would be impaired.

Our Partner-Owner-Driver® model depends on the continuing alignment and performance of Operating Partners.

The Company typically owns approximately 51% of each Operating Business, with Operating Partners owning the remaining interests (up to 49.99%) and leading day-to-day client service. The success of the model depends on the alignment created by partner co-ownership, base distribution arrangements and the terms of our shareholder and partnership agreements. Departures of Operating Partners, disputes over valuations, distributions, put and call arrangements or restraints, or a failure of the alignment mechanisms could adversely affect the performance of Operating Businesses.

We are exposed to professional liability claims and the cost and availability of professional indemnity insurance.

Our Operating Businesses provide tax, accounting and advisory services that could expose KPG to claims of negligence, breach of contract, breach of fiduciary duty and statutory liability. Claims could exceed our professional indemnity insurance coverage or fall outside it, insurance premiums may increase, and coverage may become unavailable on acceptable terms. Significant claims could also damage our reputation and client relationships.

We are a holding company with no material independent operations, and our ability to meet our obligations and to pay dividends depends on fees and distributions from the Operating Businesses, in which Operating Partners hold interests of up to 49.99%.

We conduct substantially all of our operations through the Operating Businesses, in which we typically hold approximately 51% of the equity, with the remaining interests (typically 49% to 49.99%) held by the Operating Partner who leads that business. The Company has no material independent source of cash: our corporate overheads are funded by the central services fee and intellectual property license fee paid by each Operating Business (together 9.0% of its revenue), and our ability to service our borrowings, pay tax and pay dividends depends on the ability of each Operating Business to distribute cash to us. Those distributions are subject to the operating and working capital requirements of the relevant Operating Business, the terms of the applicable shareholder or partnership agreement, restrictions under applicable law on distributions by our corporate subsidiaries, and the interests of the Operating Partner, which may diverge from ours, particularly where the Operating Partner prefers to retain earnings for reinvestment in that business or where that business is underperforming. Any distribution we receive is made only after the Operating Partner’s economic entitlement is satisfied. Although distributions are made at the Company’s discretion under the partnership agreements, the working capital needs of an Operating Business, the retention of cash in an underperforming business and disputes with Operating Partners may reduce the cash available to us, and cash reported on a consolidated basis may not be available to the Company. Our consolidated revenue, profit, assets and cash flows include amounts attributable to the Operating Partners’ non-controlling interests and therefore do not represent the economic interest of holders of our Ordinary Shares: of our profit for the year of A$17.6 million in fiscal 2026, A$14.1 million was attributable to non-controlling interests and A$3.5 million to owners of the Company. Any of these factors could materially and adversely affect our liquidity, our ability to service our indebtedness and our capacity to pay dividends.

Our consolidated financial statements include 100% of the results of the Operating Businesses, although holders of our Ordinary Shares are entitled to only the Company’s share of those results; the economic interest of shareholders in the Group is therefore smaller than our consolidated results suggest.

Because the Company controls each Operating Business, our consolidated statement of profit or loss includes 100% of the revenue, expenses and profit of the Operating Businesses, of which typically 49% belongs to the Operating Partners. In fiscal 2026, 80% of our profit for the year was attributable to non-controlling interests, and profit attributable to owners of the Company grew 3.5% while profit for the year grew 7.3%, because the parent entity’s central costs in excess of the fees it recovers, finance costs on parent-level borrowings, income tax and the costs of acquisitions and of this listing are borne by shareholders alone. Investors who assess our performance by reference to consolidated revenue, EBITDA or profit for the year, or to per-share measures derived from them, may overstate the value of their interest. See “Item 5.A — Operating Results — Profit for the year.” We also present, and reconcile to profit attributable to owners of the Company, NPATA and underlying NPATA attributable to shareholders in “Item 5 — Non-IFRS Financial Measures and Key Performance Indicators.”

Our client engagements are terminable at will, and our fees may be paid slowly or not at all.

Although a substantial proportion of our revenue is recurring in nature, reflecting clients’ annual taxation and compliance requirements, our engagements are documented in engagement letters that do not commit clients to a minimum term or volume of work. Clients may reduce the scope of their engagements or terminate them at short notice and without penalty, including on the sale, closure or insolvency of their business or on the departure of the Operating Partner with whom the relationship sits. Because a substantial majority of our costs, principally team members and premises, are fixed in the short term, a reduction in fee volume is not matched by a corresponding reduction in costs, and our margins may compress until we are able to redeploy or reduce headcount. Our clients are predominantly private businesses and their owners and families, a client base that is more sensitive to deteriorating economic conditions than larger corporates. Professional services firms typically experience longer collection periods than businesses in other industries, and any deterioration in the ability of our clients to pay may increase our lock-up (being accounts receivable and work in progress balances), our provision for expected credit losses and our working capital requirements.

We may be exposed to claims arising from services performed by the Operating Businesses and by separately licensed practice entities, notwithstanding their separate legal identity.

Professional services carry an inherent risk of claims for negligence, error, omission or misconduct. Each Operating Business is a separate legal entity and, where required, is separately licensed. Claimants may nevertheless seek to join the Company to proceedings on the basis of our ownership interest, the Kelly+Partners brand, our provision of shared services and systems, or representations made at Group level. Defending such claims is costly and time-consuming even where we are ultimately not liable. Where a claim against an Operating Business exceeds its professional indemnity insurance coverage or threatens its solvency, we may elect or be required to contribute to its defense or settlement in order to protect our investment, our brand and the continuity of client relationships. Our professional indemnity insurance is subject to limits, exclusions, deductibles and annual renewal, and coverage may not be available on acceptable terms following a significant claim.

We hold confidential client information and are exposed to cybersecurity, data privacy and technology risks.

We collect and store sensitive financial and personal information of approximately 25,000 active client groups across multiple jurisdictions. Cyber-attacks, ransomware, phishing, insider misuse or failures of our or our vendors’ systems could result in the loss, corruption or unauthorized disclosure of client data, business interruption, remediation costs, regulatory investigations and penalties, litigation and reputational damage. Our centralized, cloud-based operating platform increases efficiency but also concentrates operational dependence on a limited number of systems and providers. Although we conduct periodic security reviews, penetration testing and team member training, these measures may not identify or prevent every vulnerability or incident, and the sophistication of cyber threats continues to increase.

Rapid technological change, including artificial intelligence, may disrupt the market for compliance-led accounting services.

Advances in automation and artificial intelligence are changing how tax compliance, bookkeeping and advisory services are produced and priced. If we fail to adopt new technologies effectively, if clients migrate to lower-cost technology-enabled alternatives, or if AI-driven productivity reduces billable work faster than we can capture offsetting value, our revenue and margins could be adversely affected. Conversely, our investments in technology, including the KPG artificial intelligence platform, may not deliver expected returns.

We have indebtedness and are subject to covenants and refinancing risk; our acquisition strategy requires ongoing access to debt funding.

As of June 30, 2026, KPG had gross borrowings of A$74.7 million against total available facilities of approximately A$89.4 million, and net debt of approximately A$70.7 million. Our banking facilities, provided by Westpac (an Australian bank), contain financial covenants tested every six months — including a maximum leverage ratio of 2.50 times and a minimum debt service cover ratio of 1.25 times, each as defined in the facility agreement — and restrictions on additional indebtedness, disposals and dividends that may act to limit our total indebtedness in certain circumstances, and our acquisition and term debt generally amortizes over five to eight years, requiring meaningful scheduled repayments. As of June 30, 2026, A$36.9 million of our borrowings was classified as current, and our current liabilities exceeded our current assets by A$30.5 million. See “Item 5.B — Liquidity and Capital Resources.” If the cash flows of Operating Businesses decline, or if we cannot refinance or expand facilities on acceptable terms, our financial condition and ability to service debt could be materially and adversely affected.

We advance loans to incoming Operating Partners, exposing us to credit risk.

We fund, and may guarantee or facilitate financing of, partner buy-ins to Operating Businesses. Repayment generally depends on distributions from the relevant Operating Business. Underperformance of an Operating Business or the departure of a partner could impair the recoverability of these loans.

Our non-Australian operations, including in the United States, the United Kingdom, Ireland, Hong Kong and the Philippines, involve additional risks, and some of these newer markets currently generate lower margins.

Our operations outside Australia generated revenue of A$30.4 million in fiscal 2026, principally in the United States (where we operate in California and Florida), together with Hong Kong, the United Kingdom, Ireland, and the Philippines. Expansion to new countries outside Australia can expose us to different regulatory, licensing, professional standards, labor, tax and litigation environments and foreign exchange risk. If we cannot manage these risks, then our profitability could decline.

Regulation of accounting, tax and audit services is extensive, and non-compliance or regulatory change could adversely affect us.

Our businesses and professionals are subject to extensive regulation and professional standards throughout the world. Changes to the regulatory regimes, breaches by our professionals of them, or loss of required registrations or licenses could result in fines, sanctions, restrictions on practice, reputational damage and loss of revenue.

U.S. rules restricting non-Certified Public Accountant (“CPA”) ownership of CPA firms require us to operate through alternative practice structures in the United States.

In the United States, attest services may generally only be performed by licensed CPA firms that satisfy state ownership requirements. We operate in the United States through structures under which licensed CPA firms perform attest services and affiliated entities provide non-attest services and administrative support. These structures are subject to regulatory scrutiny and evolving state rules, and changes in their treatment could require restructuring of our U.S. operations.

Our results are exposed to the economic conditions affecting private businesses and to client retention.

Our clients are predominantly private businesses, including franchisee networks, and their owners and families. Economic downturns, higher interest rates, inflation and sector-specific pressures affecting small and medium enterprises could reduce demand for non-essential services, extend payment cycles, and increase bad debts.

Damage to our brand or reputation could materially affect our business.

Our growth strategy relies on the strength of the Kelly+Partners brand with clients, professionals and acquisition targets. Client complaints, professional failures, regulatory action, litigation, negative media or social media coverage, or public controversy involving KPG or its key personnel could damage our brand and materially and adversely affect our business and growth prospects.

We may be subject to litigation and disputes, including in connection with acquisitions and partner arrangements.

From time to time, we are party to legal proceedings, claims and disputes arising in the ordinary course of business, including client claims, employment matters and disputes with vendors of acquired businesses or current or former Operating Partners regarding earn-outs, valuations, restraints or partnership arrangements. Litigation is costly, can divert management attention and could result in adverse judgments, settlements or reputational harm.

Exchange rate fluctuations may adversely affect our reported results and financial condition.

Our reporting currency is the Australian dollar, while a growing share of our revenue and expenses is denominated in U.S. dollars and other currencies. Fluctuations in exchange rates affect the translation of the results and net assets of our international operations, the Australian dollar value of acquisition consideration for offshore targets, and, following the Nasdaq Listing, the U.S. dollar market price of our Ordinary Shares relative to the underlying Australian dollar performance of the business. We do not currently hedge translation exposure.

Risks Related to the Capital Restructure, Our Dual-Class Structure and Ownership of Our Shares

Following the Capital Restructure, holders of our Class B Shares will vote as a separate class to elect up to three of our directors, our Chairman will be required to be one of those directors, and holders of Ordinary Shares alone will not be able to elect a majority of our Board.

Following the Capital Restructure, each Class B Share will carry ten votes per share and each Share will carry one vote per share. While at the Capital Restructure Completion Date, shareholders in the Company will have pro-rata exposure to both Shares and Class B Shares (and therefore equivalent voting rights based on their economic share in the Company), we expect over time that investors seeking liquidity will reclassify their unregistered, unlisted Class B Shares into the Shares, which will be listed and registered after the Capital Restructure Completion Date. Over time, this will effectively concentrate voting power into investors with long-term positions in the Class B Shares.

Under the Constitution proposed for adoption at the extraordinary general meeting convened for October 23, 2026, our Board will consist of not fewer than three and not more than six directors, of whom up to three (the “Class B Directors”) will be elected by the holders of Class B Shares voting as a separate class. Only a person nominated by holders of at least 5% of the Class B Shares, or by a Class B Director, is eligible for election as a Class B Director, and a Class B Director may not be removed by shareholders generally unless a replacement Class B Director has been appointed. While any Class B Director is willing to serve, our Chairman must be a Class B Director, and the Chairman has a casting vote (a second, tie-breaking vote) at meetings of the Board and at general meetings. Only the Class B Directors may increase the maximum number of directors, and a quorum of the Board requires the presence of a Class B Director (subject to an adjournment mechanism). If the Class B Shares cease to carry at least 10% of the total votes that may be cast, the right to elect Class B Directors is suspended, but Class B Directors then in office continue to hold office, and the Chairman, quorum and board-size provisions continue to apply for so long as any Class B Director holds office. As a result, holders of Ordinary Shares cannot, without the support of holders of Class B Shares, elect a majority of our Board or change our Chairman, and as other shareholders Reclassify their Class B Shares over time, the ability to elect the Class B Directors may become concentrated in the Founder Entities and other long-term holders. See “Item 10.B — Constitution — Directors.”

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

The Founder Entities, which are associated with Mr. Kelly, held 31.32% of our Ordinary Shares as at September 22, 2026, a percentage that will be reduced by the Trust Share Purchase described in “Item 7.B — Related Party Transactions,” and will receive Class B Shares pro rata to that holding at the Capital Restructure Completion Date. Because Class B Shares carry ten votes each, the voting power of the Founder Entities will increase as other holders reclassify their Class B Shares into Ordinary Shares in order to sell them, even if the Founder Entities acquire no further shares. As illustrated in the Notice of Meeting for the extraordinary general meeting convened for October 23, 2026, if the Founder Entities retained all of their Ordinary Shares and Class B Shares and every other holder reclassified all of their Class B Shares, the Founder Entities’ voting power would increase to approximately 49.2% (before giving effect to the Trust Share Purchase), and any Ordinary Shares subsequently acquired by the Founder Entities would carry the Founder Entities closer to, or beyond, a majority of the voting power. As a result, Mr. Kelly may increase his influence over, and may in time control, the outcome of substantially all matters submitted to shareholders, including the election and removal of directors, remuneration-related resolutions, approval of significant transactions and amendments to our Constitution, and will be able to block resolutions requiring special majorities. This concentration of control may deprive holders of Shares of an opportunity to receive a premium for their shares in a change-of-control transaction, may discourage takeover proposals that other shareholders would support, and may adversely affect the market price of the Shares. Mr. Kelly’s interests may not always align with the interests of other shareholders.

Our Shares are currently quoted only on the OTCQX in the United States, and an active, liquid trading market on Nasdaq may not develop or be sustained.

Prior to the Nasdaq Listing, our Ordinary Shares have been quoted in the United States only on the OTCQX market under the symbol “KPGHF,” with limited trading volume, and there has been no exchange trading market for our shares in the United States. Although our Ordinary Shares have been listed on the ASX since 2017, we cannot predict the extent to which a trading market for the Shares will develop on Nasdaq, particularly given the size of our public float, the concentration of our register and the cessation of ASX trading following the ASX Delisting. An illiquid market may reduce the price at which holders can sell Shares and increase volatility.

The market price of our Shares may be volatile.

The trading price of our Shares may fluctuate significantly in response to variations in our half-yearly results, the pace and pricing of acquisitions, analyst coverage and estimates, sales of shares by existing holders following the ASX Delisting, changes in market interest rates, currency movements, short selling and commentary, developments affecting the accounting industry, and general market conditions. Our Ordinary Shares have experienced significant price volatility on the ASX.

As a foreign private issuer, we are subject to reduced disclosure and corporate governance requirements, which may make our Ordinary Shares less attractive to investors.

As a “foreign private issuer” under the Exchange Act, we will be exempt from the proxy rules, from Regulation FD and from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. We will file annual reports on Form 20-F within four months after the end of each fiscal year and furnish half-yearly financial information on Form 6-K; we will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K, and our financial statements are prepared under IFRS as issued by the IASB rather than U.S. GAAP. We also intend to follow Australian home country practice in lieu of a number of Nasdaq corporate governance requirements, including those relating to a majority independent board, independent compensation and nominations committees, the size of the audit committee, quorum, shareholder approval of share issuances and independent review of related party transactions. See “Item 6.C — Board Practices — Corporate Governance Requirements under the Nasdaq Listing Rules.” Holders of Ordinary Shares will therefore receive less frequent and less extensive disclosure, and fewer governance protections, than they would from a U.S. domestic issuer.

We could lose our foreign private issuer status, or be required to comply with additional requirements, which would increase our costs.

We would cease to be a foreign private issuer if, as of the last business day of our second fiscal quarter, more than 50% of our outstanding voting securities were held of record by U.S. residents and any of the following applied: a majority of our executive officers or directors were U.S. citizens or residents, more than 50% of our assets were located in the United States, or our business were administered principally in the United States. Counting the Ordinary Shares held by the Founder Entities (Mr. Kelly resides in the United States), approximately 50% of our outstanding Ordinary Shares were held of record by U.S. residents as of September 22, 2026, and we expect the proportion held by U.S. residents to increase following the Nasdaq Listing. Our status as a foreign private issuer therefore depends on none of the other conditions applying. Currently, Mr. Kelly is the only one of our five directors, and the only one of our executive officers, who is a U.S. citizen or resident; only four of our 43 Operating Businesses, are located in the United States; and our business is administered principally from Australia, where our Board meets and our central services are located. The appointment of additional U.S.-resident directors or executive officers, or the growth of our U.S. operations, could cause us to lose foreign private issuer status. If we lose foreign private issuer status we would be required to report on U.S. domestic forms, prepare our financial statements under U.S. GAAP, comply with the proxy rules and Section 16 in full and satisfy all of the Nasdaq corporate governance requirements. The cost of doing so would be significant and would divert management attention.

We could become subject to the auditor attestation requirement under the Sarbanes-Oxley Act, thus imposing significant cost and administrative burden on us.

We may not successfully establish and maintain the disclosure controls and internal control over financial reporting required of a company listed in the United States.

Following the Nasdaq Listing we will be subject to certain reporting obligations of the Exchange Act, including the requirement to maintain disclosure controls and procedures and internal control over financial reporting, and, beginning with our second annual report on Form 20-F, to include a management report on the effectiveness of our internal control over financial reporting under Section 404(a) of the Sarbanes-Oxley Act. We have not previously been required to make such an assessment. In connection with the audit of our consolidated financial statements our independent registered public accounting firm identified control deficiencies, including in relation to information technology general controls, that it did not consider to be material weaknesses or significant deficiencies, and we are addressing them. There can be no assurance that additional deficiencies, including material weaknesses, will not be identified as we implement the controls required of a U.S.-listed company. Establishing and maintaining these controls will increase our compliance costs and require management attention, and any failure to maintain effective controls, or to remediate deficiencies on a timely basis, could result in misstatements in our financial reporting, loss of investor confidence and a decline in the price of our Shares.

We currently qualify as an “emerging growth company” and, as a result, are exempt from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal controls over financial reporting. We expect to remain an emerging growth company until the earlier of the last day of our fiscal year following the fifth anniversary of the completion of our first public offering in the United States or, as of the last business day of our most recently completed second fiscal quarter, our aggregate worldwide market value of the voting and non-voting common equity held by our non-affiliates is US$700 million or more. Once we cease to be an emerging growth company and the aggregate worldwide market value of our voting equity held by non-affiliates exceeds US$75 million as of our most recently completed second fiscal quarter, then we will be subject to the auditor attestation requirement in the assessment of the internal controls over financial reporting.

While the U.S. Securities and Exchange Commission (“SEC”) has acknowledged the significant cost of the auditor attestation requirement for small companies and provided an exemption for U.S. “smaller reporting companies” with less than US$100 million in revenue, the SEC has decided not to similarly exempt foreign private issuers (such as the Company) unless they comply with the reporting requirements for U.S. companies, including presenting financial statements in accordance with U.S. generally accepted accounting principles. Given the significant cost and administrative burden resulting from inconsistent reporting obligations under the rules of the SEC and the Australian Corporations Act, it may not be feasible for us to comply with the SEC’s reporting requirements for U.S. companies in the event we were to cease being an “emerging growth company” and have aggregate worldwide market value of our voting equity held by non-affiliates exceeding US$75 million.

We do not currently pay dividends and may not resume paying dividends.

The Company paid dividends from its ASX listing in 2017 until February 2024, when the board determined to cease dividend payments in order to reinvest capital in growth opportunities. We have no present intention to resume paying dividends. Any future dividends will be at the discretion of the board, and will depend on our results, cash flows and debt covenants. Accordingly, investors may need to rely on capital appreciation, if any, for returns on their investment.

Future issuances of shares, including as acquisition consideration or under equity incentive arrangements, may dilute holders, and future sales may depress the market price.

We may issue Ordinary Shares to fund acquisitions, partner equity programs or employee incentive arrangements, or to raise capital. Because Class B Shares carry ten votes per share, issuances of Ordinary Shares dilute the economic interests of all shareholders but have a proportionately smaller effect on the Founder Entities’ voting control, and the dual-class structure may therefore facilitate dilutive issuances that holders of Ordinary Shares cannot effectively oppose. Sales of substantial numbers of Ordinary Shares by existing holders following the ASX Delisting, or the perception that such sales may occur, could depress the market price of the Shares.

U.S. investors may face difficulties in protecting their interests because we are an Australian company subject to the Corporations Act.

Our corporate affairs are governed by our Constitution and the Corporations Act, which differ from the Delaware General Corporation Law and other U.S. corporate law regimes, including in relation to the duties of directors, shareholder meeting and voting procedures, related party transaction approvals, shareholder class actions and derivative suits, appraisal rights and takeover regulation. See “Item 10. Additional Information — B. Constitution” for a summary. These differences, together with the difficulty of enforcing U.S. judgments against us and our directors and officers, may limit the remedies available to holders of Shares.

Risks Related to our Incorporation in Australia

Australian takeover laws may discourage or delay a change of control and, combined with the dual-class structure, make a takeover of the Company without the support of the Founder Entities effectively impossible.

Under Chapter 6 of the Corporations Act, a person must not acquire a relevant interest in voting shares of the Company if the person’s (or an associate’s) voting power would exceed 20%, except through a regulated takeover bid, a scheme of arrangement, acquisitions approved by shareholders, “creep” acquisitions of 3% every six months above 19%, and other limited exceptions. These provisions, together with the super-voting Class B Shares that the Founder Entities will hold following the Capital Restructure, would prevent any change of control not supported by Mr. Kelly or other holders of Class B Shares and may deprive holders of Ordinary Shares of takeover premiums.

U.S. investors may have difficulty enforcing civil liabilities against us and our directors and officers.

We are incorporated in Australia, all of our directors and officers other than Mr. Kelly reside outside the United States, and a substantial portion of our assets and theirs are located outside the United States. It may therefore be difficult to serve process on those persons in the United States, or to enforce in Australia judgments of U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to whether Australian courts would enforce such liabilities in original actions or enforce U.S. judgments based on them, and awards of punitive damages may be unenforceable in Australia. See “Enforceability of Civil Liabilities.”

Item 4. Information on the Company

A. History and Development of the Company

Our legal and commercial name is Kelly Partners Group Holdings Limited. We are a public company limited by shares incorporated in Australia (ACN 124 908 363) and we operate under the Corporations Act. The Company was incorporated in 2007 as the holding company of the Kelly+Partners group, which was founded by Mr. Brett Kelly in Sydney in 2006. Our registered office and principal executive offices are at Level 8, 32 Walker Street, North Sydney, NSW 2060, Australia (telephone +61 2 9923 0800). Our corporate website is www.kellypartnersgroup.com.au; our operating website is www.kellypartners.com.au; information on our website is not incorporated by reference into this Registration Statement.

We opened our first business outside Australia in Hong Kong in 2015, entered the United States in December 2023, the United Kingdom in October 2024, Ireland in March 2025 and the Philippines in October 2025. Our principal capital expenditures have been acquisitions of accounting businesses: we completed six acquisitions in fiscal 2024, five in fiscal 2025 and eight in fiscal 2026, with cash payments for the purchase of businesses of A$16.8 million in fiscal 2026, A$10.6 million in fiscal 2025 and A$8.9 million in fiscal 2024. These acquisitions were financed from cash flows from operations and borrowings under our facilities with Westpac Banking Corporation (“Westpac”). We have made no material divestitures since the sale of our retail wealth management businesses in fiscal 2024, and none are in progress other than the sale of our Canberra office property, which was classified as held for sale at June 30, 2026. See “Item 4.B — Business Overview” and “Item 5 — Operating and Financial Review and Prospects.”

Our Ordinary Shares were listed on the ASX in June 2017 and are expected to be delisted from ASX before trading commences on Nasdaq.

On September 21, 2026 we despatched a notice of an extraordinary general meeting to be held on October 23, 2026 at which our shareholders will be asked to approve, as inter-conditional resolutions, the ASX Delisting, the amendment of our Constitution to create the Class B Shares, the Consolidation and the acquisition by the trustee of our employee share trust of Ordinary Shares from an entity associated with Mr. Kelly (the “Trust Share Purchase”) described in “Item 7.B — Related Party Transactions” and “Item 10.C — Material Contracts.” The ASX has granted in-principle confirmation under ASX Listing Rule 17.11 that it will remove the Company from its official list, conditional on, among other things, shareholder approval by special resolution, removal taking place no earlier than one month after that approval and suspension of trading at least two business days before removal. If the resolutions are passed, the Trust Share Purchase will be completed, our Ordinary Shares will be removed from the official list of the ASX no earlier than the later of one month after the meeting and receipt of Nasdaq listing approval, and the Consolidation and the Bonus Issue will then be effected in that order before trading commences on Nasdaq.

No public takeover offers by third parties in respect of our shares, or by us in respect of the shares of another company, have occurred during fiscal 2026 or the current fiscal year to the date of this Registration Statement.

The following table summarizes key milestones in our development.

Year	Milestone
2006	Brett Kelly founds Kelly+Partners Chartered Accountants in North Sydney with a single office
2007	Kelly Partners Group Holdings Limited incorporated as the holding company; first Operating Partner admitted under the Partner-Owner-Driver® model
2009–2013	Network expands across Greater Sydney through partnerships with established local firms and greenfield offices; revenue doubles twice
2015	First office outside Australia opens in Hong Kong
2017	Listed on the ASX in June 2017 at A$1.00 per share with 16 Operating Businesses and 36 Operating Partners
2020	Owners’ Manual first published, setting out our shareholder partnership principles
2022	Revenue doubles for the fifth time; programmatic acquisition system reaches seven partnerships a year
2023	Entered the United States, acquiring accounting businesses in California; internal teams established in India
2024	Entered Florida; acquired Kudos International Network (United Kingdom); ceased dividends to reinvest in growth
2025	Revenue doubles for the sixth time; entered Ireland; acquired 50.1% of WrkPod, an outsourced services business operating in the Philippines; 100th Operating Partner admitted
2026	Acquired 50.1% of Hello AI Collective; 20th anniversary; extraordinary general meeting convened for October 23, 2026 to approve the ASX Delisting and the Capital Restructure in connection with the proposed Nasdaq Listing

B. Business Overview

Figure 1 — Our global footprint, as of June 30, 2026

The map shows where we operate. Markers show our locations in the western United States, the southeastern United States, Ireland, Hong Kong, the Philippines and eastern Australia. The dotted vertical lines divide the map into time-zone regions (the Americas; Europe; Asia; Australia) in which our teams work during local business hours. As of June 30, 2026, the Kelly+Partners businesses had 711 team members in 43 businesses, and WrkPod, our outsourced services business in the Philippines, had approximately 1,150 team members. WrkPod’s team members are not included in the Kelly+Partners total of 711. The following table sets out the information shown in the figure:

	Kelly+Partners (United States)	Kelly+Partners (Ireland)	WrkPod (Philippines)	Kelly+Partners (Australia and Hong Kong)	Total (Kelly+Partners)
Team members	96	23	1,150	592	711
% of Kelly+Partners team members	13.5%	3.2%	-	83.3%	100%
Businesses	4	1	1	37	43

Overview

Kelly+Partners is a specialist chartered accounting network built for private business owners. We exist to help our people, private business owners and the communities we work in be better off. We do that through one brand, one operating system and 43 locally-owned Operating Businesses, each led by an Operating Partner who owns up to 49.99% of that business alongside the Company which holds the majority interest (typically approximately 51%). In fiscal 2026 we generated professional services revenue of A$160.6 million, profit for the year of A$17.6 million and profit attributable to owners of the Company of A$3.5 million (7.80 cents per share). Operating Business EBITDA was A$45.2 million (a 28.2% margin) and underlying NPATA attributable to shareholders was A$10.8 million, or 23.82 cents per share, each a non-IFRS measure (see “Item 5 — Non-IFRS Financial Measures and Key Performance Indicators”).

Our Track Record

We have grown in every year since 2006. Professional services revenue has doubled six times in 20 years, from A$1.2 million in fiscal 2007 to A$160.6 million in fiscal 2026, a compound annual growth rate of approximately 29%. Underlying NPATA attributable to shareholders has grown at a compound rate of approximately 12% a year since fiscal 2018. Over the same period the number of shares on issue has been substantially unchanged (45.5 million at listing; 45.3 million at June 30, 2026): we have not issued shares to acquire a business.

Figure 2 — Professional services revenue, fiscal 2007 to fiscal 2026 (A$ millions). Revenue has doubled six times since 2006. Fiscal 2013 to fiscal 2024 audited by William Buck under Australian auditing standards; fiscal 2024 to fiscal 2026 audited by BDO Audit Pty Ltd under PCAOB standards; earlier years unaudited.

KPG is the holding company of a network of majority-owned businesses that provide accounting, taxation and related professional services to private businesses, their owners and their families. We conduct our operations through separately constituted Operating Businesses, in each of which the Company holds a controlling interest and the professionals who lead the business day to day (“Operating Partners”) hold the balance.

As of June 30, 2026, KPG comprised 43 Operating Businesses which, together with our internal teams in India, operated from 43 office locations in six countries, with 711 team members (excluding approximately 1,150 service delivery personnel of our outsourced services business in the Philippines that services external clients, described below), including 105 Operating Partners, serving approximately 25,000 client groups.

In fiscal 2026, KPG generated professional services revenue of A$160.6 million, generated from two operating segments (our consolidated financial statements present other income as a third reportable segment):

●	Accounting segment, which generated revenue of A$145.8 million in fiscal 2026 (approximately 91% of professional services revenue); and

●	Other Services segment, which includes wealth management, finance broking, HR consulting and outsourcing services, which generated revenue of A$14.7 million (approximately 9%).

By geography, clients in Australia accounted for A$130.1 million of fiscal 2026 revenue (approximately 81%) and clients in other countries accounted for A$30.4 million (approximately 19%), of which our United States businesses contributed approximately A$24.6 million (approximately 15.3% of total revenue).

Client-facing accounting businesses operating under the Kelly+Partners brand are located in four countries: Australia, the United States, Hong Kong and Ireland. Our operations in the Philippines consist of an outsourced services business held through a majority-owned Australian entity, providing administration, bookkeeping and accounting support services to external clients and to Group businesses; our operations in India consist of a wholly-owned internal service center that supports Group businesses and does not serve external clients; and in the United Kingdom we operate a referral network through Kudos International Network. See “—Where We Operate” below.

Each Operating Business is a separately constituted company, partnership or limited liability company in which the Company typically holds an equity interest of between 50.01% and 51% (and, in a small number of cases, a higher interest), with the remaining interest held by the Operating Partners of that business. We refer to this ownership structure as the Partner-Owner-Driver® model. Operating Partners generally invest their own capital to acquire their interests, in many cases assisted by the Operating Business borrowing under the Westpac facilities (only available to Australian Operating Businesses) and on-lending to the partner. Operating Partners receive distributions of the profits of their Operating Business in proportion to their ownership.

Why the Partner-Owner-Driver® Model Works

We designed the Partner-Owner-Driver® model in 2006 to solve the two problems that limit most accounting firms: partners who own nothing behave like employees, and firms that are sold outright lose the people who made them valuable. Under our model the Company holds a controlling interest in each Operating Business and the Operating Partner holds up to 49.99%. The partner invests real capital, typically funded in part by a loan from Westpac through the Operating Business (only available to Australian Operating Businesses) that is repaid from distributions, and receives a base distribution for running the business and an equity distribution in proportion to ownership. The partner is therefore paid like an owner, not like an employee, and shares in every dollar of profit improvement in that business.

The model has three consequences that we believe matter to investors. First, alignment: our Operating Partners collectively hold interests in their businesses with a carrying value of A$42.4 million at June 30, 2026 (presented as non-controlling interests), and many also own shares in the Company. Second, retention: because a vendor who joins us keeps up to 49.99% of the business he or she built, and because we regard ourselves as permanent owners, acquired partners generally stay and are required to commit to a minimum 10 year period under the terms of the partnership agreement. Third, discipline: each Operating Business has its own balance sheet, borrows in its own name with recourse to the Company, and reports monthly against defined metrics under the Kelly+Partners Business System.

The shareholder and partnership agreements governing each Operating Business give the Company the right to acquire a partner’s interest on retirement, death, disability or departure, and in specified circumstances permit a partner to require the Company to acquire that interest, in each case at a price determined by a standard valuation formula. These arrangements give us a practical mechanism for partner succession, which is the single greatest challenge facing the independent accounting profession, and are a principal reason vendors choose to join us rather than sell to a private equity-backed consolidator. See “Item 3.D — Risk Factors — Our Partner-Owner-Driver® model depends on the continuing alignment and performance of Operating Partners” and “Item 5.E — Critical Accounting Estimates.”

Figure 3 — The Partner-Owner-Driver® structure. The Company holds a controlling interest in each Operating Business through a wholly-owned subsidiary; the Operating Partner holds the balance. Acquisitions are funded with debt at the Operating Business level; Company shares are not used as acquisition currency.

As a holding company, the Company (as distinct from the consolidated Group) derives its income from three sources:

1)	Its share of the profits of the Operating Businesses, which are generated through accounting, taxation and other professional services provided to our clients and through fees and commissions earned by our complementary services businesses. Revenue from the provision of services is recognized over time as services are performed. A substantial proportion of accounting revenue is recurring in nature, reflecting clients’ annual taxation compliance and reporting obligations.

2)	Central Services Fee paid by the Operating Business to the Company for the provision of centralized back office services such as Finance, Marketing, HR/Payroll etc. The Central Services Fee is equal to 6.5% of the revenue of the Operating Business.

3)	Intellectual Property License Fee paid by the Operating Business to the Company for the use of the Kelly Partners brand and intellectual property including Kelly Partners’ systems and processes. The IP License Fee is equal to 2.5% of the revenue of the Operating Business.

The central services and intellectual property license fees are eliminated on consolidation, so that our consolidated professional services revenue consists of the professional fees charged by the Operating Businesses to their clients, together with fees and commissions earned by our complementary services businesses. Because KPG controls each Operating Business, its consolidated financial statements include 100% of the revenue and expenses of the Operating Businesses, with the Operating Partners’ share of profit presented as profit attributable to non-controlling interests. In fiscal 2026, profit attributable to non-controlling interests was A$14.1 million, and distributions paid to non-controlling interests were A$15.6 million. Profit is stated after non-cash items, including amortization of customer relationship intangible assets.

KPG provides the Operating Businesses with centralized services, including brand and marketing, finance and administration, technology and cybersecurity, human resources, learning and development, and acquisition execution, and licenses the Kelly+Partners intellectual property and operating methods to them. In consideration, each Operating Business pays the parent entity a central services fee of 6.5% of that business’s revenue and an intellectual property license fee of 2.5% of that business’s revenue, aggregating 9.0% of revenue. In recent years the parent entity’s expenditure on central capability has exceeded its services fee and license fee income; this additional investment, which is funded by the Company, was A$5.0 million in fiscal 2026 (fiscal 2025: A$3.7 million; fiscal 2024: A$1.9 million).

Our Services

Accounting segment. The Accounting segment comprises accounting and taxation services, business advisory, corporate secretarial services, outsourced chief financial officer services, business structuring, bookkeeping and audit and assurance. These services are provided predominantly to private businesses and their owners on recurring annual engagement cycles.

Other Services segment. The Other Services segment comprises services complementary to the accounting practice: finance and lending broking, general and life insurance broking, human resource consulting, wealth management and investment office services for private clients. In fiscal 2026 this segment also included the outsourced services business acquired that operates in the Philippines.

Where We Operate

The table below sets out, as of June 30, 2026, each country in which KPG has operations, the number of offices, and the nature of the business conducted in that country. We distinguish between countries in which we operate client-facing Kelly+Partners accounting businesses under our Partner-Owner-Driver® model and countries in which our operations consist of support functions or other businesses. The number of offices in a country does not correspond to the number of Operating Businesses located there; for example, our four Operating Businesses in the United States operate from six offices, and several Australian offices service more than one Australian Operating Business.

Country	Offices	Commenced	Nature of operations	Principal activities
Australia	27	2006	Client-facing accounting and complementary services businesses	Accounting, taxation and business advisory; audit; finance and insurance broking; wealth management; investment office
United States	6	2023	Four client-facing accounting businesses (California and Florida)	Accounting, taxation and business advisory, including a specialization in serving McDonald’s franchisees
Hong Kong	1	2015	Client-facing accounting business and internal finance team for KPG	Accounting, taxation and corporate services
Ireland	1	2025	Client-facing accounting business	Accounting and audit services
Philippines	7	2025	Outsourced services business	Outsourced administration, bookkeeping and accounting services (WrkPod)
India	1	2023	Wholly-owned internal service center	Basic bookkeeping, accounting and taxation services provided to Operating Businesses to support their client work; does not directly serve external clients
United Kingdom	-	2024	membership association of independent accounting firms	Kudos International Network

Australia. Australia is our principal market and accounted for approximately 81% of fiscal 2026 revenue. Our 27 Australian offices are located predominantly in the State of New South Wales (including Sydney), with offices in Melbourne, the Gold Coast and Canberra. Our Australian operations include both the accounting businesses and all our complementary services businesses.

United States. We entered the United States in fiscal 2023 and operate six offices in California and Florida. Our U.S. businesses provide accounting, taxation and business advisory services, with a specialization in serving franchisees of McDonald’s restaurants. As of June 30, 2026, we acted for approximately 8% of U.S. McDonald’s franchisees. Our U.S. businesses generated revenue of approximately A$24.6 million in fiscal 2026.

Hong Kong. We have operated a client-facing accounting business in Hong Kong since 2015, providing primarily bookkeeping services to Australian clients. The internal finance team of KPG also operates from Hong Kong.

Ireland. We entered Ireland in March 2025 through the acquisition of a 50.1% interest in an accounting practice in Wexford, which provides accounting, taxation and audit services.

Philippines. In October 2025 we acquired a 50.1% interest in an Australian business that provides outsourced services, including administration assistants, bookkeepers and accountants through its operations in the Philippines. The business currently operates from seven locations (WrkPod). The business derives revenue from external clients, and also supplies offshore staffing capacity to KPG Operating Businesses. The four shareholders of the business retained the remaining 49.9% interest and continue as Operating Partners with minimum commitment periods of five to ten years. This business is not a client-facing accounting practice and does not provide licensed accounting or tax agent services in its own right.

India. Our wholly-owned subsidiary, Kelly Partners Global Services (India) Private Limited, operates from one location in India and provides accounting and administrative support services to our Operating Businesses. It does not directly engage with external clients.

United Kingdom. We do not operate a Kelly+Partners client-facing accounting practice in the United Kingdom. Our U.K. interests comprise Kudos International Network, acquired in October 2024, a membership association of independent accounting firms from which we derive membership-related fees. The business does not generate significant revenue.

Our Clients

We act for private businesses across a wide range of industries, together with their owners and families. As of June 30, 2026 KPG served approximately 25,000 client groups. The client base is diversified: no single client accounts for a material proportion of Group revenue, and concentrations arise by sector rather than by client. Our most significant sector specialization is franchise businesses, in particular McDonald’s franchisees in Australia and the United States as described above, although revenue from McDonald’s franchisees represented less than 7% of Group revenue in fiscal 2026.

Client relationships in our segment of the profession are long. Private business owners typically retain their accountant for ten years or more, and a substantial majority of our accounting revenue recurs each year because it arises from annual taxation, compliance and reporting obligations. Although our engagement letters do not commit clients to a minimum term, we believe that the length and recurring nature of these relationships is the most important single feature of our revenue.

What we offer clients. We compete for private business owners on three things. First, forward-looking advice: our Operating Partners are expected to meet each client regularly through the year, not only at tax time, and to work to a documented plan for the client’s personal, business, wealth and estate affairs through the proprietary Kelly Partners’ Flight Plan. Second, access: our partners are accessible six days a week, and every client has a named partner responsible for the relationship. Third, certainty of price: we quote fixed fees for recurring work, agreed in advance, so that clients know what they will pay and there are no surprises. We believe this combination, delivered under one brand by a locally-owned office, is difficult for either a large national firm or a sole practitioner to match or compete.

Our Market Opportunity

The accounting profession is large, fragmented and aging, and those three facts define our opportunity. In Australia, accounting services generate approximately A$33 billion of annual revenue, of which private businesses and their owners account for the majority, and there are approximately 36,700 accounting businesses outside the four global networks and the national mid-tier firms. In the United States there are approximately 85,000 such businesses, and in the United Kingdom approximately 29,000. Industry surveys indicate that more than half of the owners of these firms expect a partner to retire within five years and that most firms have no written succession plan, which we estimate places more than 75,000 firms across the three countries in need of a succession solution over that period. Private equity-backed consolidators have entered the market in each country since 2021; we believe their presence validates the value of recurring accounting revenue but that their model, which acquires 100% of a firm and removes the vendor’s ownership, is less attractive to the partners of well-run firms than ours.

Demand for our services grows with the complexity of tax law. The volume of Australian tax legislation has increased approximately fourteen-fold since the 1950s, and successive Australian and United States governments have added compliance, reporting and anti-avoidance obligations that private business owners cannot practically meet without professional help. Approximately 70% of Australian individual taxpayers and the substantial majority of Australian businesses use a registered tax agent.

Our Strategy and Acquisitions

The Company’s stated objective is to build per-share intrinsic value by: (1) improving the earning power of the Operating Businesses; (2) increasing earnings through acquisitions of accounting businesses; (3) growing the existing accounting businesses and our existing complementary businesses; (4) making programmatic acquisitions, together with an occasional larger acquisition (greater than A$5 million in revenue) where there is strategic alignment; and (5) repurchasing the Company’s shares when available at a meaningful discount from the directors’ assessment of intrinsic value.

Acquisitions are typically structured so that the Company acquires a majority interest (in most cases approximately 50.1% to 51%) and the vendors or incoming Operating Partners retain or acquire the minority interest, aligning them with the ongoing performance of the business. Consideration typically comprises cash paid at completion together with contingent consideration payable by reference to the acquired business achieving revenue targets after completion. In fiscal 2026 KPG completed eight acquisitions of accounting, outsourced services and other businesses with estimated aggregate annual revenues of A$18.7 million to A$22.2 million. Businesses acquired in fiscal 2026 contributed revenue of A$17.0 million from their respective acquisition dates.

How We Allocate Capital

We run the Company for per-share intrinsic value, and we measure ourselves on it. Our capital allocation follows a small number of rules that have not changed since our ASX listing. We acquire accounting businesses with revenue of approximately A$2 million to A$10 million that pass five filters: they share our mission, values and vision; their partners want to be part of Kelly+Partners as long-term owners rather than sellers; all of their offices are owned, not affiliated; their core business is accounting and tax services to private business owners; and they are of a size that we can integrate onto the Kelly+Partners Business System. We pay for acquisitions with cash from operations and debt raised at the Operating Business level, not with shares; we have not issued a share to acquire a business in 20 years. Our net debt was 1.52x underlying EBITDA at June 30, 2026, and we regard ourselves as perpetual owners: we do not acquire a business intending to sell it.

Since February 2024 we have retained all of our earnings rather than paying dividends, because we have been able to reinvest them in acquisitions and partner buy-ins at returns well above our cost of capital. We will resume dividends only when we can no longer do so. We repurchase shares when they are available at a meaningful discount to the directors’ assessment of intrinsic value; we have repurchased a net 222,224 shares since our ASX listing.

Our Acquisition Engine

We have built a repeatable system for finding, assessing and integrating accounting firms, which we call our programmatic acquisition system. It has completed 65 partnerships in 20 years: 14 in the eleven years before our ASX listing (approximately one a year) and 49 in the nine years since (approximately seven a year). In the twelve months to June 30, 2026 we had approximately 55,600 firms in our acquisition outreach database, qualified approximately 6,200 as prospects, held discussions with 256 and completed eight partnerships. A typical partnership is structured as the acquisition of a 50.1% to 51% interest for cash at completion plus contingent consideration payable over periods of two to five years by reference to revenue retained, with the vendors continuing as Operating Partners.

The Kelly+Partners Business System

Every Operating Business runs on the same operating system, which we call the Kelly+Partners Business System. It has seven elements. First, a clearly defined mission, values and vision: we exist to help our people, private business owners and the communities we work in be better off; we want the best for others; we do what we say; and we work as one team, one best way. Second, a strategy focused on one client: the driven, successful private business owner. Third, the Partner-Owner-Driver® structure described above. Fourth, a leadership and management system built on the Rockefeller Habits: a one-page strategic plan for the Group and for each Operating Business, a daily huddle in every office, quarterly themes and a monthly one-on-one meeting between each team member and his or her partner, documented in that team member’s career file (the Kelly Partners “Purple File”). Fifth, proprietary people and client systems, including our Financial Progress System for planning a client’s affairs, standard engagement and pricing tools, and a common cloud technology stack with centralized network infrastructures and cybersecurity. Sixth, a single brand and centralized marketing, so that every office presents the same promise to clients and to the professionals we seek to recruit. Seventh, a growing network and service offering, supported by our team in India and our outsourced services business in the Philippines.

The Business System is what allows a firm that joins us to improve its margin, its client service and develop its next generation within a small number of years, and it is what allows the Company to add seven or more Operating Businesses a year with a small central team. Each Operating Business pays the Company a central services fee of 6.5% of revenue and an intellectual property license fee of 2.5% of revenue for it.

Our People

At June 30, 2026 we had 711 team members, including 105 Operating Partners, excluding the service delivery personnel of our outsourced services business in the Philippines.

Our Growth Strategy

We have two stated objectives: to become one of the ten largest accounting firms in Australia by revenue, and to grow the Kelly+Partners Business System in international markets, beginning with the United States. We were ranked 17th in the Australian Financial Review Top 100 Accounting Firms survey published in December 2025 on fiscal 2025 revenue. We pursue these objectives through five drivers, in the order in which they contribute to value:

(1)	Improving the earning power of our existing Operating Businesses. Our established Australian accounting businesses generated an EBITDA margin of 31.7% in fiscal 2026. The gap between the margin of recently acquired businesses (8.1% in the United States in fiscal 2026) and that of our established businesses is the largest source of earnings growth available to us without acquiring anything.

(2)	Growing our existing accounting businesses organically. Organic revenue growth was 2.9% in fiscal 2026 (4.5% before the effect of consolidating offices and exiting unprofitable clients) and is driven by price and volume growth in our existing businesses.

(3)	Growing our complementary businesses. Finance and insurance broking, wealth management, human resources consulting services, outsourced services, and investment office services are offered to the accounting clients we already serve.

(4)	Making programmatic acquisitions in Australia, Ireland, the United Kingdom and the United States (and other appropriate geographies), together with an occasional large acquisition (greater than A$5 million in revenue) where there is strategic alignment.

(5)	Repurchasing shares when they trade at a meaningful discount to our assessment of intrinsic value.

Marketing and Client Acquisition

We obtain new clients principally through referrals from existing clients, our own marketing efforts including organic lead generation, through the client bases of acquired firms, and through the Kelly+Partners brand and our sector specializations.

Competition

The accounting services industry is large and fragmented. In Australia, the industry comprises the four largest global networks (“Big 4”), which principally serve large corporate and government clients; national and mid-tier networks (including BDO, RSM, Grant Thornton, Pitcher Partners, PKF, William Buck, Bentleys, Nexia, HLB Mann Judd, Hall Chadwick and Moore); and several thousand independent suburban and regional practices, which are the principal source of our acquisition opportunities and also our competitors for clients and staff. In the edition of The Australian Financial Review’s Top 100 Accounting Firms survey published in December 2025, which ranks Australian firms by revenue for the preceding fiscal year 2025, we were ranked 17th. In the United States and the United Kingdom, consolidation of the profession, including by private equity-backed platforms, has increased competition for acquisitions and for professional staff. We compete for clients primarily on service quality and specialization in private businesses, and for acquisition opportunities and incoming partners primarily on the basis that our model permits vendors and partners to retain meaningful equity in their business rather than selling outright.

Seasonality

Revenue in our accounting businesses is weighted approximately 52% / 48% between the first and second halves of our fiscal year, reflecting Australian tax filing cycles following the June 30 fiscal year end, with most compliance work typically completed in the first nine months of the fiscal year. Our U.S. businesses have a different cycle, with most compliance work completed in March and April, which reduces the first-half weighting as their revenue grows. Audit work (less than 4% of revenue) is mostly completed by October 31 in Australia. Half-year comparability is also affected by the timing of acquisitions and of the parent entity’s additional investment in central capability.

Regulation

Australia. The provision of tax agent services is regulated by the Tax Practitioners Board under the Tax Agent Services Act 2009 (Cth), which requires registration of tax agents and imposes a code of professional conduct. Auditors must be registered with the Australian Securities and Investments Commission (“ASIC”) under the Corporations Act and comply with auditing standards and independence requirements. Our professionals who are members of Chartered Accountants Australia and New Zealand or CPA Australia are subject to those bodies’ professional and ethical standards. Financial product advice and dealing activities in our wealth businesses are conducted under Australian Financial Services Licences issued by ASIC. From July 1, 2026, accounting service providers are subject to Australia’s expanded anti-money laundering and counter-terrorism financing (AML/CTF) regime administered by AUSTRAC, requiring enrolment, customer due diligence and reporting programs under the Anti-Money Laundering and Counter-Terrorism Financing Amendment Act 2024 (Cth). Failure to comply with these obligations could result in enforcement action, civil penalties, restrictions on our ability to provide services and reputational damage. We are also subject to the Privacy Act 1988 (Cth), the Notifiable Data Breaches scheme and workplace laws.

United States. Our U.S. accounting businesses are subject to state board of accountancy licensure and firm registration requirements, state rules governing CPA firm ownership (which generally require that firms performing attest services be majority-owned by licensed CPAs; accordingly, where our U.S. businesses provide attest services they do so through CPA-owned firms that are affiliated with, and receive administrative and other services from, entities in which we hold a majority interest — an arrangement commonly referred to as an alternative practice structure — and we consolidate those firms on the basis described in “Item 5.E — Critical Accounting Estimates”), the Internal Revenue Service’s regulation of tax return preparers and practitioners, the Gramm-Leach-Bliley Act and FTC Safeguards Rule as applicable to tax preparation, and federal and state privacy, employment and consumer protection laws.

Other jurisdictions. Our Hong Kong and Irish businesses are subject to the regulation and professional standards applicable to accountants in those jurisdictions, including those of the Hong Kong Institute of Certified Public Accountants and the Accounting and Financial Reporting Council in Hong Kong and of the Irish Auditing & Accounting Supervisory Authority in Ireland.

Intellectual Property

We protect our brand and know-how through registered trademarks (including Kelly+Partners® and Partner-Owner-Driver®), domain names, confidentiality obligations and contractual restraints. The Kelly+Partners Business System, our operating manuals and our KPG intelligence tools are proprietary know-how licensed to Operating Businesses under intra-group IP license arrangements.

C. Organizational Structure

Our operations are conducted through 43 Operating Businesses across 43 locations. KPG typically holds between 50.01% and 51% of the equity with the balance held by Operating Partners. Operating Businesses are primarily structured as companies, partnerships or limited liability companies appropriate to their jurisdiction. They are supported by KPG’s management, IP and central services. The full list of controlled entities is set out in Note 34 to our consolidated financial statements. Each Operating Business typically comprises more than one legal entity, so the number of controlled entities exceeds the number of Operating Businesses.

D. Property, Plants and Equipment

Our principal executive offices are located at Level 8, 32 Walker Street, North Sydney, NSW 2060, Australia. We operate from predominantly leased office locations across Australia, the United States, Hong Kong, Ireland, and the Philippines.

As of June 30, 2026, right-of-use assets under leases were A$31.9 million and lease liabilities were A$37.4 million. We own a limited number of premises in the Group. The book value of our property, plant and equipment was A$13.7 million as of June 30, 2026.

We consider our facilities adequate for our current needs. We have no material tangible fixed assets beyond office premises, fit-outs and equipment described above, and no material environmental issues affect our utilization of assets.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of June 30, 2026 and 2025 and for the fiscal years ended June 30, 2026, 2025 and 2024, prepared in accordance with IFRS as issued by the IASB, included elsewhere in this Registration Statement. This discussion contains forward-looking statements; see “Special Note Regarding Forward-Looking Statements.”

Overview of How We Present Our Results

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Because we control each Operating Business, our consolidated financial statements include all of the revenue, expenses, assets and liabilities of each Operating Business. We typically hold approximately 51% of the equity of each Operating Business, and the Operating Partners hold the remainder, which is presented as non-controlling interests. In fiscal 2026, our profit for the year was A$17.6 million. Of that amount, A$14.1 million (80%) was attributable to non-controlling interests and A$3.5 million to owners of the Company.

Profit attributable to owners of the Company is a smaller proportion of our profit for the year than the Company’s typical equity interest in the Operating Businesses would suggest, principally for the following reasons:

●	Costs borne by the Company alone. The Company alone bears certain costs, which reduce profit attributable to owners of the Company but not the profit attributable to non-controlling interests. These costs are:

o	the costs of our central services team and of being a listed company, to the extent they exceed the central services and intellectual property license fees paid to the Company by the Operating Businesses;

o	finance costs on borrowings of the parent entity; and

o	costs relating to acquisitions and parent level concerns such as the Nasdaq Listing.

●	Income tax. Most Operating Businesses are partnerships. Income tax on the Operating Partners’ share of partnership profits is payable by the Operating Partners personally and is not included in our consolidated financial statements. Income tax on the Company’s share is included, and it reduces profit attributable to owners of the Company.

Our Board and management evaluate our performance using certain measures that are not defined under IFRS, principally underlying EBITDA and underlying NPATA attributable to shareholders. Management uses these measures together with our IFRS results for three purposes:

●	to assess the operating performance of the Operating Businesses separately from the effects of acquisition activity and of the Company’s own central costs;

●	to compare periods with different levels of acquisition activity; and

●	to assess the portion of our earnings attributable to shareholders of the Company.

In particular:

●	Amortization of customer relationship intangibles. Under IFRS, part of the consideration for each acquired business is allocated to customer relationships and amortized over seven years. This amortization was A$9.4 million in fiscal 2026, of which A$4.8 million was attributable to owners of the Company. The charge in any period depends on the size and timing of past acquisitions rather than on the operating performance of the acquired businesses in that period, and it does not require a cash payment in the period in which it is recognized. Management therefore excludes it when comparing periods. The charge nonetheless reflects a real cost: the consideration for those acquisitions was paid in cash or is payable as contingent consideration.

●	Acquisition-related costs. We incur costs of acquiring businesses in most periods and expect to continue to do so as part of our strategy. Management excludes these costs from the underlying measures because their amount varies with the number and size of acquisitions in a period.

These measures supplement our IFRS results; they do not replace them. They exclude costs that recur, that require cash and that are borne by our shareholders. For example, underlying NPATA attributable to shareholders was A$10.8 million in fiscal 2026, while profit attributable to owners of the Company was A$3.5 million. The non-IFRS measures should not be considered in isolation or as a substitute for profit for the year, profit attributable to owners of the Company or cash flows from operating activities. They may not be comparable to similarly titled measures reported by other companies, and they are not audited. Definitions of each measure, and reconciliations to the most directly comparable IFRS measures, are set out under “— Non-IFRS Financial Measures and Key Performance Indicators.” The discussion of our results under “— A. Operating Results” is based on our consolidated financial statements.

Non-IFRS Financial Measures and Key Performance Indicators

In this Item 5 we present certain financial measures that are not defined or recognized under IFRS, namely EBITDA, EBITDA margin, underlying EBITDA, net debt, the ratio of net debt to underlying EBITDA (which we refer to as leverage), NPATA attributable to shareholders and underlying NPATA attributable to shareholders. Management and our Board use these measures to assess the operating performance of the Operating Businesses, to compare businesses in different markets and at different stages of integration onto the Kelly+Partners Business System, and to monitor the Group’s indebtedness; our leverage ratio is also one of the financial covenants under our banking facilities. These measures have limitations as analytical tools: they exclude items, such as depreciation and amortization, finance costs and income tax, that are recurring costs of our business, and they may not be comparable to similarly titled measures reported by other companies. They should be considered in addition to, and not as a substitute for, profit for the year, cash flows from operating activities, borrowings and the other measures presented in accordance with IFRS.

●	EBITDA is profit for the year from continuing operations before income tax expense, finance costs, interest income and depreciation and amortization expense. EBITDA margin is EBITDA expressed as a percentage of professional services revenue. Where we refer to the EBITDA or EBITDA margin of our Operating Businesses, or of the Operating Businesses in a particular country, the measure is calculated for those businesses on a standalone basis and excludes the costs of the parent entity; the EBITDA margin of the Operating Businesses is therefore higher than that of the Group;

●	Underlying EBITDA is EBITDA adjusted to exclude business acquisition and restructuring costs and the gain or loss on the change in fair value of contingent consideration, which management excludes because they arise from acquisition activity rather than from the operations of the acquired businesses. Because we intend to continue making programmatic acquisitions, we expect to incur costs of this kind in future periods. In our reports to the ASX we have also presented underlying EBITDA before the effect of AASB 16/IFRS 16 lease accounting (that is, after deducting lease payments); unless otherwise indicated, EBITDA and underlying EBITDA in this Registration Statement are presented after the effect of IFRS 16;

●	Net debt is bank loans, bank overdrafts and related party loans, less cash and cash equivalents. Net debt excludes lease liabilities;

●	NPATA attributable to shareholders is profit for the year attributable to owners of the Company adding back amortization of acquired customer relationship intangibles attributable to owners of the Company. We present this measure because, under IFRS, a substantial part of the consideration for each acquired business is allocated to customer relationships and amortized over three to seven years, so that statutory profit attributable to owners is reduced by a non-cash charge (A$4.8 million in fiscal 2026) that does not reflect the cash earnings of the acquired businesses;

●	Underlying NPATA attributable to shareholders is NPATA attributable to shareholders adjusted to exclude, net of tax, business acquisition and restructuring costs, the costs of preparing for the Nasdaq Listing, and other non-recurring items, in each case with the related income tax effect shown separately. Underlying earnings per share is underlying NPATA attributable to shareholders divided by the weighted average number of shares. These are the measures on which our Board assesses our performance.

●	Organic revenue growth, a key performance indicator, is the percentage increase in professional services revenue excluding revenue contributed by businesses acquired during the current fiscal year and, for businesses acquired during the prior fiscal year, revenue in the current year for the period up to the anniversary of their acquisition. Where we also present organic growth excluding the effect of consolidating offices and exiting unprofitable clients, we exclude the revenue attributable to those offices and clients from the respective prior-year base revenue. Both measures are calculated on a consistent basis for all periods presented.

The following table reconciles EBITDA and underlying EBITDA to profit for the year, the most directly comparable IFRS measure, for the periods presented.

A$ thousands	Fiscal 2026	Fiscal 2025	Fiscal 2024
Profit for the year	17,628	16,436	14,238
Less: profit from discontinued operations	—	—	(697)
Profit from continuing operations	17,628	16,436	13,541
Income tax expense	2,338	1,343	2,082
Finance costs	8,977	7,012	5,751
Interest income	(1,184)	(227)	—
Depreciation and amortization expense	16,809	14,473	12,131
EBITDA	44,568	39,037	33,505
Business acquisition and restructuring costs	1,969	2,714	2,562
Gain on change in fair value of contingent consideration	(104)	(574)	(764)
Underlying EBITDA	46,433	41,177	35,303
Professional services revenue	160,567	134,607	108,143
EBITDA margin	27.8%	29.0%	31.0%
Underlying EBITDA margin	28.9%	30.6%	32.6%

The following table reconciles profit for the year attributable to owners of the Company, the most directly comparable IFRS measure, to NPATA and underlying NPATA attributable to shareholders, and presents each on a per-share basis, for the periods presented.

A$ thousands, except per share data	Fiscal 2026	Fiscal 2025	Fiscal 2024
Profit for the year attributable to owners of the Company	3,533	3,413	3,525
Less: Discontinuing operations	-	-	(209)
Add: amortization of acquired customer relationship intangibles attributable to owners, net of tax	4,827	3,642	2,867
NPATA attributable to shareholders	8,360	7,055	6,183
Net non-recurring items, net of tax	2,426	2,015	1,845
Underlying NPATA attributable to shareholders	10,786	9,070	8,027
Weighted average number of shares	45,274,957	44,919,824	45,000,000
Basic earnings per share (cents) — IFRS	7.80	7.60	7.37
Underlying earnings per share (cents)	23.82	20.19	17.84

The following table sets out the calculation of net debt and leverage as of June 30, 2026 and 2025.

A$ millions	June 30, 2026	June 30, 2025
Bank loans	66.0	56.4
Bank overdrafts	7.4	7.7
Related party loans	1.2	1.2
Gross borrowings	74.7	65.3
Less: cash and cash equivalents	(3.9)	(6.9)
Net debt	70.7	58.4
Underlying EBITDA	46.4	41.2
Leverage (net debt / underlying EBITDA)	1.52x	1.42x

A. Operating Results

Overview and Key Factors Affecting Our Results

●	Acquisitions. Programmatic acquisitions are the largest driver of revenue growth. Acquisitions contributed 16.4 percentage points of revenue growth in fiscal 2026, 20.0 percentage points in fiscal 2025 and 26.3 percentage points in fiscal 2024. The fiscal 2026 contribution of A$22.0 million comprised A$16.1 million from the eight businesses acquired during the year and A$5.9 million representing the full-year effect of the businesses acquired during fiscal 2025. Businesses acquired during fiscal 2026 contributed revenue of A$17.0 million from their respective acquisition dates, as disclosed in Note 33 to our consolidated financial statements; that measure differs from the A$22.0 million acquired growth contribution described above because it is measured from the acquisition date of each business rather than as a component of the year-on-year increase in revenue. Acquisitions give rise to customer relationship intangibles and goodwill, and the amortization of acquired customer relationships materially reduces statutory net profit relative to the cash earnings of the acquired businesses;

●	Organic growth. Organic revenue growth was 2.9% in fiscal 2026 and 4.5% in fiscal 2025, reflecting pricing, client wins and service expansion. Organic growth in fiscal 2026 was reduced by approximately 1.6 percentage points by the consolidation of offices and the exit of unprofitable clients. See “— Non-IFRS Financial Measures and Key Performance Indicators” for the definition of organic growth;

●	Partner-Owner-Driver® economics. The Company’s share of Operating Business profits is approximately 51%, and the Operating Partners’ share, presented as non-controlling interests, approximately 49%. In fiscal 2026 the Company’s share of Operating Business underlying EBITDA was A$22.8 million (50.5%). From that share the Company alone bears the additional investment in central capability (A$5.0 million), interest on parent-level borrowings, income tax, the amortization of acquired customer relationships (A$4.8 million) and non-recurring growth costs (A$2.4 million), which is why statutory profit attributable to owners (A$3.5 million) is a small fraction of Group profit (A$17.6 million) while underlying NPATA attributable to shareholders was A$10.8 million. Because most of our Operating Businesses are structured as partnerships, income tax on the Operating Partners’ share of their profits is borne by the Operating Partners and is not included in our consolidated financial statements, which also contributes to the disproportion between statutory profit attributable to owners of the Company and the Company’s equity interest in the Operating Businesses. We reconcile these measures under “— Non-IFRS Financial Measures and Key Performance Indicators”;

●	Margins by market. Our established Australian accounting businesses generated an EBITDA margin of 31.7% in fiscal 2026 (fiscal 2025: 30.9%). Our United States businesses, established in fiscal 2023 and grown principally by acquisition since, generated an EBITDA margin of approximately 8.1% in fiscal 2026, and our Irish business generated approximately 40.5%. Across all Operating Businesses, the EBITDA margin was 28.2% in fiscal 2026, 28.3% in fiscal 2025 and 29.6% in fiscal 2024. These are non-IFRS measures calculated for the Operating Businesses on a standalone basis; the Group’s EBITDA margin, after parent entity and central services costs, was 27.8% in fiscal 2026, 29.0% in fiscal 2025 and 31.0% in fiscal 2024. See “— Non-IFRS Financial Measures and Key Performance Indicators.” The lower margins of recently acquired businesses dilute our consolidated margin in the near term and are the largest source of earnings growth available to us without further acquisitions. Our established Australian accounting businesses generated an EBITDA margin of 31.7% in fiscal 2026, our growth-stage Australian accounting businesses 31.6% and our sub-scale Australian accounting businesses 30.4%; the United States businesses, all acquired since fiscal 2023 and still being integrated, generated 8.1%.

●	The following table sets out revenue and EBITDA margin by Operating Business cohort for fiscal 2026:

Operating Business cohort	Fiscal 2026 revenue (A$ millions)	Fiscal 2026 EBITDA margin
Established Australian accounting businesses	106.1	31.7%
Growth-stage Australian accounting businesses	8.5	31.6%
Sub-scale Australian accounting businesses	2.4	30.4%
Complementary services businesses	14.7	31.3%
United States	24.6	8.1%
Ireland	4.3	40.5%
All Operating Businesses	160.6	28.2%

●	Financing costs. Acquisition and term debt (amortizing over five to eight years) drives finance costs, which rise with acquisition activity and interest rate increases;

●	Regulation and tax policy. Our compliance-led revenue is driven in part by the complexity of Australian and U.S. tax law; changes in tax or professional regulation affect demand for our services and our compliance costs;

●	Foreign currency. Our reporting currency is the Australian dollar. The revenue of our operations outside Australia (A$30.4 million in fiscal 2026; A$21.0 million in fiscal 2025), principally in U.S. dollars, is translated at average rates and their net assets at closing rates; a foreign currency translation loss of A$2.8 million was recognized in other comprehensive income in fiscal 2026 (fiscal 2025: A$0.6 million);

●	Leases (AASB 16 / IFRS 16). Office lease accounting increases EBITDA and recognizes depreciation and interest on right-of-use assets and lease liabilities; and

●	Seasonality. The revenue from the first half of our fiscal year is weighted at approximately 52% (see “Item 4.B — Business Overview — Seasonality”).

Results of Operations

Comparison of fiscal years 2026 to 2025

The following table sets forth our results of operations for the fiscal years 2026 and 2025.

	Year ended June 30,
	2026	2025
	A$ (thousands)	A$ (thousands)
Professional services revenue	160,567	134,607
Other income	1,981	1,576
Employment and related expenses	(82,862)	(66,031)
Occupancy costs	(2,840)	(1,695)
Other expenses	(29,125)	(26,479)
Business acquisition and restructuring costs	(1,969)	(2,714)
Depreciation and amortization expense	(16,809)	(14,473)
Finance costs	(8,977)	(7,012)
Profit before income tax	19,966	17,779
Income tax expense	(2,338)	(1,343)
Profit for the year	17,628	16,436
- Attributable to owners of the Company	3,533	3,413
- Attributable to non-controlling interests	14,095	13,023
Basic earnings per share (cents)	7.80	7.60

Professional Services Revenue

Professional services revenue increased 19.3% from A$134.6 million in fiscal 2025 to A$160.6 million in fiscal 2026. Acquisitions contributed A$22.0 million, or 16.4 percentage points, of that growth, comprising A$16.1 million from the eight businesses acquired during fiscal 2026 and A$5.9 million representing the full-year effect of the businesses acquired during fiscal 2025. Organic growth contributed the remaining 2.9 percentage points, compared with 4.5 percentage points in fiscal 2025; excluding the effect of consolidating offices and exiting unprofitable clients, organic growth in fiscal 2026 was 4.5%. By segment, Accounting revenue was A$145.8 million in fiscal 2026, compared to A$127.9 million in fiscal 2025 and Other Services revenue was A$14.7 million in fiscal 2026, compared to A$6.7 million in fiscal 2025. By geography, Australia contributed revenue of A$130.1 million in fiscal 2026, compared to A$113.6 million in fiscal 2025, while other jurisdictions contributed revenue of A$30.4 million in fiscal 2026, compared to A$21.0 million in fiscal 2025.

Organic growth in fiscal 2025 exceeded the Australian rate of consumer price inflation over the same period.

Other income

Other income increased 25.7% from A$1.6 million in fiscal 2025 to A$2.0 million in fiscal 2026, due principally to an increase in interest income from A$0.2 million to A$1.2 million, reflecting interest charged at commercial rates on loans to a director and to the trustee of our employee share trust. See “Item 7.B — Related Party Transactions.” This was partly offset by a decrease in the non-cash gain arising on the change in fair value of contingent consideration, from A$0.6 million to A$0.1 million, which reflects adjustments to retention payments of acquired partnerships.

Employment and related expenses

Employment and related expenses increased 25.5% from A$66.0 million in fiscal 2025 to A$82.9 million in fiscal 2026. The increase was driven principally by three factors. First, the eight businesses acquired during fiscal 2026 were consolidated from their respective acquisition dates and contributed A$17.0 million of revenue and the associated employment costs; the most significant of these for employment cost purposes was the outsourced services business acquired in the Philippines in October 2025, which currently operates from seven locations with approximately 1,150 filled seats and whose service delivery personnel are employed or engaged by that business. Second, the five businesses acquired during fiscal 2025 were consolidated for a full twelve months in fiscal 2026 compared with part of a year in fiscal 2025. Third, the number of Operating Partners increased from 102 to 105 and the number of global team members increased from approximately 660 to 711.

The rate of increase in employment and related expenses exceeded the increase in the number of Kelly+Partners team members because the team member count is measured at each period end and does not include the service delivery personnel of the outsourced services business in the Philippines, who are employed by that business’s Philippine subsidiaries and are not included in our team member count.

Occupancy costs

Occupancy costs increased 67.6% from A$1.7 million in fiscal 2025 to A$2.8 million in fiscal 2026, principally reflecting the increases in the number of office locations from which we operate, from 35 as of June 30, 2025 to 43 as of June 30, 2026. The locations added during fiscal 2026 were Mission Viejo, California; Narrandera, New South Wales; the Southern Highlands, New South Wales; and seven locations in the Philippines acquired with the outsourced services business in October 2025, offset by the consolidation of two existing offices. Occupancy costs rose faster than the number of offices partly because the Philippine locations have a high number of seats per office.

Other expenses

Other expenses increased 10.0% from A$26.5 million in fiscal 2025 to A$29.1 million in fiscal 2026. Expressed as a percentage of professional services revenue, other expenses were 18.1% in fiscal 2026, compared with 19.7% in fiscal 2025. The rate of increase was materially lower than the 19.3% increase in professional services revenue over the same period, reflecting the operating leverage available through scaling of our businesses.

The increase reflects principally the inclusion of the operating costs of the businesses acquired during fiscal 2026 from their respective acquisition dates and the full-year effect of the businesses acquired during fiscal 2025, together with continued investment in our technology platform.

Business acquisition and restructuring costs

Business acquisition and restructuring costs decreased 27.5% from A$2.7 million in fiscal 2025 to A$2.0 million in fiscal 2026. This caption comprises the items management identifies as non-recurring or one-off in nature, which moved as follows: legal costs and one-off implementation costs relating to acquisitions completed during the year decreased from A$1.4 million to A$0.6 million, notwithstanding that eight acquisitions were completed in fiscal 2026 compared with five in fiscal 2025, because the fiscal 2025 amount was elevated by the cost of establishing operations in two new jurisdictions, of which A$0.8 million was attributable to the United States and Ireland acquisitions; costs of the strategic review of the Company’s listing arrangements, including fees paid to our auditors to conduct audits under the standards of the PCAOB, decreased from A$0.8 million to A$0.3 million; and other non-recurring legal expenses increased from A$0.1 million to A$1.1 million, comprising principally the costs of defending the claim brought against the Group in August 2025 by a former employee, as described in “Item 8.A — Legal proceedings.”

We present costs relating to acquiring businesses separately on the basis that the costs of acquiring a particular business will not recur in future periods, while the revenue and earnings of that business are expected to continue. Because we intend to continue making programmatic acquisitions, we expect to incur acquisition costs of this kind in future periods.

Depreciation and amortization expense

Depreciation and amortization expense increased 16.1% from A$14.5 million in fiscal 2025 to A$16.8 million in fiscal 2026, driven principally by the increase in amortization of customer relationship intangibles from A$7.1 million in fiscal 2025 to A$9.4 million in fiscal 2026 arising from increased acquisition activity.

Finance costs

Finance costs increased 28.0% from A$7.0 million in fiscal 2025 to A$9.0 million in fiscal 2026, reflecting an increase in borrowings drawn to fund acquisitions.

Income tax

Income tax expense increased 74.1% from A$1.3 million in fiscal 2025 to A$2.3 million in fiscal 2026, an increase proportionately greater than the 12.3% increase in profit before income tax from A$17.8 million to A$20.0 million. The principal reasons were an increase in the tax effect of items that are not deductible or not assessable in calculating taxable income, from A$0.02 million in fiscal 2025 to A$1.0 million in fiscal 2026, and a A$0.1 million charge for adjustments recognized in respect of prior periods in fiscal 2026 compared with a A$0.3 million credit in fiscal 2025. These were partly offset by an increase in the tax effect of the share of partnership profits attributable to non-controlling interests, which is assessed to tax in the hands of the Operating Partners rather than the Group. Current tax expense increased from A$3.5 million to A$4.9 million, partly offset by a larger credit for the origination and reversal of temporary differences, which increased from A$1.8 million to A$2.7 million.

Profit for the year

Profit for the year increased 7.3% from A$16.4 million in fiscal 2025 to A$17.6 million in fiscal 2026. The A$26.0 million increase in professional services revenue, of which approximately A$22.0 million was contributed by acquisitions and A$4.0 million by organic growth, was substantially offset by increases in employment and related expenses of A$16.8 million, in occupancy costs of A$1.1 million, in other expenses of A$2.6 million, in depreciation and amortization expense of A$2.3 million, in finance costs of A$2.0 million and in income tax expense of A$1.0 million, partly offset by an increase in other income of A$0.4 million and a decrease in business acquisition and restructuring costs of A$0.7 million.

The increase in profit for the year was materially smaller in percentage terms than the increase in revenue principally because of the amortization of customer relationship intangible assets recognized on acquisitions, which increased from A$7.1 million in fiscal 2025 to A$9.4 million in fiscal 2026. Under IFRS, a portion of the consideration paid for each acquired business is required to be attributed to acquired customer relationships, which we amortize on a straight-line basis over three to seven years.

Of profit for the year, A$14.1 million (fiscal 2025: A$13.0 million) was attributable to non-controlling interests, being the Operating Partners’ share of the profits of the Operating Businesses, and A$3.5 million (fiscal 2025: A$3.4 million) to owners of the Company. Profit attributable to owners increased 3.5%, compared with the 7.3% increase in consolidated profit for the year, because the parent entity’s additional investment in central services (A$5.0 million), finance costs on acquisition-related and parent-level borrowings, and income tax expense are borne principally by the owners of the Company rather than shared with the Operating Partners. Basic earnings per share were 7.80 cents in fiscal 2026 and 7.60 cents in fiscal 2025 (Note 9 to the consolidated financial statements).

Attributable underlying earnings (non-IFRS). Profit attributable to owners of the Company increased 3.5% from A$3.4 million to A$3.5 million (7.60 cents to 7.80 cents per share). NPATA attributable to shareholders increased 18.5% from A$7.1 million in fiscal 2025 to A$8.4 million in fiscal 2026, and underlying NPATA attributable to shareholders increased 18.9% from A$9.1 million to A$10.8 million, or from 20.19 cents to 23.82 cents per share. See “— Non-IFRS Financial Measures and Key Performance Indicators” for definitions and reconciliations.

Comparison of fiscal years 2025 to 2024

The following table sets forth our results of operations for the fiscal years 2025 and 2024.

	Year ended June 30,
	2025	2024
	A$ (thousands)	A$ (thousands)
Professional services revenue	134,607	108,143
Government grants and subsidies	3	77
Other income	1,573	963
Employment and related expenses	(66,031)	(54,243)
Occupancy costs	(1,695)	(1,357)
Other expenses	(26,479)	(17,516)
Business acquisition and restructuring costs	(2,714)	(2,562)
Depreciation and amortization expense	(14,473)	(12,131)
Finance costs	(7,012)	(5,751)
Profit before income tax	17,779	15,623
Income tax expense	(1,343)	(2,082)
Profit after income tax expense from continuing operations	16,436	13,541
Profit after income tax expense from discontinued operations	-	697
Profit for the year	16,436	14,238
- Attributable to owners of the Company	3,413	3,525
- Attributable to non-controlling interests	13,023	10,713
Basic earnings per share (cents)	7.60	7.83

Professional Services Revenue

Professional services revenue increased 24.5% from A$108.1 million in fiscal 2024 to A$134.6 million in fiscal 2025. Acquisitions contributed 20.0 percentage points of that growth.

Organic growth contributed the remaining 4.5 percentage points, comprising 3.5 percentage points from our existing accounting businesses and 1.0 percentage point from our existing complementary businesses. Organic growth in fiscal 2025 exceeded the Australian rate of consumer price inflation over the same period.

Other income

Other income increased 63.3% from A$963,000 in fiscal 2024 to A$1.6 million in fiscal 2025. The increase reflected an increase in commissions from A$144,000 to A$439,000, a gain of A$262,000 on the remeasurement of lease liabilities compared with A$5,000 in fiscal 2024, and A$227,000 of interest income on loans to Operating Partners and related parties, with no comparable amount in fiscal 2024. These increases were partly offset by a decrease in the non-cash gain on the change in fair value of contingent consideration, from A$764,000 to A$574,000.

Employment and related expenses

Employment and related expenses increased 21.7% from A$54.2 million in fiscal 2024 to A$66.0 million in fiscal 2025. The increase reflected principally the consolidation of the five businesses acquired during fiscal 2025 from their respective acquisition dates and the full-year effect of the businesses acquired during fiscal 2024; an increase in the number of Operating Partners from 96 to 102; and wage inflation in the markets in which we operate, in the context of the widely reported shortage of qualified accounting professionals. The parent entity also increased its investment in the central services team, which exceeded its services fee and intellectual property license fee income by A$3.7 million in fiscal 2025 compared with A$1.9 million in fiscal 2024.

Occupancy costs

Occupancy costs increased 24.9% from A$1.4 million in fiscal 2024 to A$1.7 million in fiscal 2025, reflecting the increase in the number of office locations from which we operate, as a result of the businesses acquired during the year, including our first office in Ireland.

Other expenses

Other expenses increased 51.2% from A$17.5 million in fiscal 2024 to A$26.5 million in fiscal 2025. The rate of increase substantially exceeded the 24.5% increase in professional services revenue over the same period. Expressed as a percentage of professional services revenue, other expenses were 19.7% in fiscal 2025, compared with 16.2% in fiscal 2024.

The increase of A$9.0 million reflected principally the inclusion of the operating costs of the five businesses acquired during fiscal 2025 from their respective acquisition dates and the full-year effect of the businesses acquired during fiscal 2024; increased investment in our technology platform and central services capability, including cybersecurity and the establishment of our service center in India; and professional and other costs associated with establishing operations in the United Kingdom and Ireland.

Business acquisition and restructuring costs

Business acquisition and restructuring costs increased 5.9% from A$2.6 million in fiscal 2024 to A$2.7 million in fiscal 2025. Legal costs and one-off implementation costs relating to acquisitions increased from A$1.2 million in fiscal 2024 to A$1.4 million in fiscal 2025, reflecting the greater cost of establishing operations in new jurisdictions, with A$0.8 million of the fiscal 2025 amount relating to our acquisitions in the United States and Ireland. The balance of the fiscal 2025 amount comprised A$0.8 million of costs of preparing for a listing in the United States, including fees paid to our auditors to conduct audits under the standards of the PCAOB, and A$0.1 million of other non-recurring legal expenses.

Depreciation and amortization expense

Depreciation and amortization expense increased 19.3% from A$12.1 million in fiscal 2024 to A$14.5 million in fiscal 2025, driven by higher customer relationship intangibles from increased acquisition activity in fiscal 2025.

Finance costs

Finance costs increased 21.9% from A$5.8 million in fiscal 2024 to A$7.0 million in fiscal 2025, reflecting increased borrowings used to fund acquisitions.

Income tax expense

Income tax expense decreased 35.5% from A$2.1 million in fiscal 2024 to A$1.3 million in fiscal 2025, reflecting a change in the mix of profits earned in partnership structures (taxed in partners’ hands) and the tax effect of deductible items at the parent. The tax effect of the share of partnership profits attributable to non-controlling interests was A$3.7 million in fiscal 2025 compared with A$3.0 million in fiscal 2024, and the Group’s effective tax rate on continuing operations was 7.6% compared with 13.3%.

Net profit

Net profit increased 15.4% from A$14.2 million in fiscal 2024 to A$16.4 million in fiscal 2025. The A$26.5 million increase in professional services revenue was substantially offset by increases in other expenses of A$9.0 million, in employment and related expenses of A$11.8 million, in depreciation and amortization expense of A$2.3 million and in finance costs of A$1.3 million, partly offset by a A$0.7 million decrease in income tax expense. Of the increase in depreciation and amortization expense, A$1.6 million related to the amortization of customer relationship intangible assets, which increased from approximately A$5.5 million in fiscal 2024 to A$7.1 million in fiscal 2025 as a result of the intangible assets recognized on acquisitions completed in fiscal 2024 and fiscal 2025.

Fiscal 2024 also included A$0.7 million of profit after income tax from discontinued operations, with no corresponding amount in fiscal 2025. In fiscal 2024, we sold our shares in Kelly Partners Private Wealth (Central Coast & Hunter Region) Pty Ltd and Kelly Partners Life Insurance Services (Central Coast & Hunter Region) Pty Ltd, as well as our retail wealth management business operated from Kelly Partners Private Wealth Retail Partnership, and Kelly Partners Private Wealth Northern Beaches Partnership sold its retail wealth management business.

Of profit for the year, A$13.0 million (fiscal 2024: A$10.7 million) was attributable to non-controlling interests, being the Operating Partners’ share of the profits of the Operating Businesses, and A$3.4 million (fiscal 2024: A$3.5 million) to owners of the Company. Profit attributable to owners decreased 3.2%, compared with the 15.4% increase in consolidated net profit, because the parent entity’s additional investment in central services (A$3.7 million in fiscal 2025 compared with A$1.9 million in fiscal 2024), the A$1.3 million increase in finance costs on acquisition-related and parent-level borrowings, and income tax expense are borne principally by the owners of the Company rather than shared with the Operating Partners. Basic earnings per share were 7.60 cents (fiscal 2024: 7.83 cents).

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations and bank facilities; our principal uses are acquisitions, loans to incoming Operating Partners, capital expenditure, debt service and distributions to non-controlling interests. As of June 30, 2026, we had cash and cash equivalents of A$3.9 million and gross borrowings of A$74.7 million (comprising bank loans of A$66.0 million, bank overdrafts of A$7.5 million and a related party loan of A$1.2 million), against total available lines of credit of approximately A$89.4 million (bank overdraft facilities of A$19.8 million, bank loan facilities of A$68.4 million and a related party facility of A$1.2 million), leaving undrawn facilities of approximately A$14.7 million. KPG’s banking facilities are provided by Westpac for all of its Operating Businesses in Australia; our non-Australian businesses are currently funded from the cash flows generated by those businesses. The Westpac facilities consist of overdraft facilities, term loans, bank guarantees and ancillary facilities; each subsidiary’s facilities are secured by that entity and its corporate partners, limited personal guarantees of the Operating Partners, and a guarantee provided by the parent over all existing and future assets and undertakings. The related party loan of A$1.2 million is a loan from Kelly Partners Investment Office Special Opportunities Fund #2 to Kelly Partners (Canberra) Property Trust, a wholly-owned subsidiary, described in “Item 7.B — Related Party Transactions.” Net debt was approximately A$70.7 million and leverage (net debt / underlying EBITDA) was approximately 1.52x (June 30, 2025: A$58.4 million; 1.42x). The parent entity’s facility agreement with Westpac contains two financial covenants, each measured for the Group and tested half-yearly on a rolling 12-month basis: a leverage ratio, being financial debt (excluding lease liabilities of the kind that were operating leases before the adoption of IFRS 16) plus contingent consideration payable, divided by EBITDA, each as defined in the facility agreement, which must be less than 2.50 times; and a debt service cover ratio, being EBITDA less tax divided by gross interest expense plus scheduled principal repayments, which must be at least 1.25 times. The facility agreement also requires that guarantors represent at least 95% of the Group’s total assets and EBITDA, restricts, without Westpac’s consent, additional financial indebtedness, asset disposals, capital expenditure outside the ordinary course, loans to directors, shareholders and related entities and dividends other than permitted dividends, and permits Westpac to review the facilities on a material adverse effect (including if the Company’s net profit after tax before amortization is not positive), a change in ownership or control, or the unreplaced exit of an Operating Partner. These provisions may limit the total indebtedness of KPG in certain circumstances. As of June 30, 2026 KPG was in compliance with its financial covenants. See “Item 10.C — Material Contracts — Banking facilities with Westpac Banking Corporation.”

As of June 30, 2026, our current liabilities exceeded our current assets by A$30.5 million (June 30, 2025: A$14.0 million), principally because current liabilities include lease liabilities and the current portion of bank loans drawn to fund acquisitions, both of which are serviced from earnings rather than from working capital. Current borrowings of A$36.9 million comprised bank overdrafts of A$7.5 million, A$10.1 million of term debt repayable under scheduled amortization, the A$1.2 million related party loan repayable in December 2026, and A$18.2 million of term debt classified as current. We manage this position through our operating cash flows, our undrawn facilities of approximately A$14.7 million as of June 30, 2026 and the annual renewal of our overdraft facilities.

How we think about debt. We use debt prudently and we structure it to be repaid quickly. Acquisition debt is borrowed by the Operating Business that is acquired and is secured over that business, and is amortized over five years from that business’s own cash flows, so that a business that joined us five years ago is typically debt-free today. The acquisition facilities made available by Westpac are only available to Australian Operating Businesses. Of our gross borrowings of A$74.7 million at June 30, 2026, A$46.3 million was owed by Operating Businesses and A$28.5 million by the parent entity; parent-entity debt was 1.96 times parent-entity underlying EBITDA. Westpac has been our banker since 2006 and has funded every acquisition we have made in Australia. Net debt per Operating Partner was approximately A$674,000 at June 30, 2026. We do not fund contingent consideration with debt; we set aside cash for it as it accrues. The Board’s policy is to maintain Group net debt within 2.5x underlying EBITDA; net debt was 1.52x underlying EBITDA at June 30, 2026. Following, or concurrently with, the Nasdaq Listing we intend to seek a longer-dated debt facility to diversify our funding sources and lengthen our debt maturity profile, although there can be no assurance that such a facility will be available on acceptable terms.

Our borrowings are denominated in Australian dollars and bear interest at floating rates; we hold no fixed-rate debt and no interest-rate hedges. Term loans amortize over five years and overdraft facilities are reviewed annually. Of our gross borrowings of A$74.7 million at June 30, 2026, A$36.9 million is repayable within one year; on an undiscounted contractual basis including interest, bank loan repayments of A$17.6 million fall due between one and two years, A$21.8 million between two and five years and A$3.9 million after five years. As of June 30, 2026, A$28.5 million of our borrowings had been drawn by the parent entity, principally to fund acquisitions and loans to Operating Partners, and A$46.3 million by the Operating Businesses. The weighted average interest rates on our bank loans and overdrafts at June 30, 2026 were 8.48% and 8.58%, respectively (June 30, 2025: 8.44% and 8.00%). Cash is held principally in Australian dollars, with working balances in U.S. dollars, Hong Kong dollars, euro and Philippine pesos. Treasury is managed centrally by the Chief Financial Officer under policies approved by the Board; we do not use derivative financial instruments.

Cash flows. Net cash from operating activities increased 24.4% to A$38.9 million in fiscal 2026 (fiscal 2025: A$31.3 million), reflecting receipts from customers of A$171.7 million, finance costs paid of A$5.7 million and income taxes paid of A$3.3 million. Net cash from operating activities after payments of lease liabilities, which is the basis on which we have reported operating cash flow to the ASX, was A$32.4 million (fiscal 2025: A$24.9 million). Net cash used in investing activities was A$26.7 million (fiscal 2025: A$19.8 million), principally payments for the purchase of businesses of A$16.8 million, contingent consideration of A$3.7 million, property, plant and equipment of A$4.2 million, and loans advanced to partners of A$3.0 million net of repayments received of A$2.0 million, together with other investing payments of A$1.0 million. Net cash used in financing activities was A$14.9 million (fiscal 2025: A$11.4 million), principally proceeds from borrowings of A$23.1 million, repayment of borrowings of A$13.5 million, distributions paid to non-controlling interests of A$15.6 million, repayment of lease liabilities of A$6.5 million and loans advanced to related parties of A$2.4 million.

In fiscal 2024, net cash from operating activities was A$25.6 million, net cash used in investing activities was A$14.8 million, principally payments for the purchase of businesses of A$8.9 million, and net cash used in financing activities was A$6.0 million.

The Company is a holding company and its cash flows consist of the central services and license fees and distributions from the Operating Businesses. Distributions are made together with distributions to the Operating Partners and are subject to each business’s working capital needs and the terms of the applicable shareholder or partnership agreement. These arrangements have not to date restricted our ability to meet our cash obligations. Distributions from our non-Australian subsidiaries may be subject to withholding tax. Other than these arrangements and the security and guarantees under our banking facilities described above, there are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of distributions, loans or advances. We have not paid a dividend since February 2024 and do not currently intend to pay dividends; we expect to apply our cash to acquisitions, the repayment of borrowings, loans to Operating Partners and, when the Board considers it appropriate, repurchases of our shares.

Notwithstanding the net current liability position described above, we believe that our working capital is sufficient for our present requirements and that our operating cash flows and facility headroom will be sufficient to fund our operations, scheduled debt repayments and committed acquisition pipeline for at least the next 12 months.

Beyond the next 12 months, our principal cash requirements are scheduled repayments of bank loans (on an undiscounted contractual basis including interest, A$17.6 million falling due between one and two years, A$21.8 million between two and five years and A$3.9 million after five years from June 30, 2026), lease payments (A$6.5 million, A$18.5 million and A$19.7 million over the same periods), contingent consideration on completed acquisitions (A$1.4 million between one and two years and A$7.4 million between two and five years, undiscounted), and funding of future acquisitions and Operating Partner buy-ins, the amount and timing of which depend on our acquisition pipeline. We expect to meet these requirements from operating cash flows, and from undrawn and renewed bank lending facilities.

C. Research and Development, Patents and Licenses

We do not conduct research and development in the traditional sense. We invest in the development of our technology platform and proprietary tools. Payments for intangibles were A$0.1 million in fiscal 2026.

D. Trend Information

The principal trends affecting our business are:

●	consolidation of the fragmented accounting services industry in Australia and the United States, including increased participation by private equity that increases both the opportunity for acquisitions and the competition for targets;

●	sustained demand for compliance-led tax and accounting services among private businesses;

●	industry-wide shortages of qualified accountants, with associated wage inflation;

●	the adoption of automation and artificial intelligence across professional services;

●	movements in exchange rates affecting the translation of the results of our non-Australian businesses, described under “— A. Operating Results”;

●	the full-year effect of the eight businesses acquired during fiscal 2026, which contributed A$17.0 million of revenue from their respective acquisition dates;

●	our stated objectives, described in “Item 4.B — Business Overview — Our Growth Strategy,” to become one of the ten largest accounting firms in Australia by revenue, to grow the Kelly+Partners Business System in international markets beginning with the United States, and to improve the EBITDA margin of recently acquired businesses toward that of our established Australian accounting businesses (31.7% in fiscal 2026), which we pursue through the five drivers described in that section; these are objectives and not forecasts, and our progress toward them depends on the factors described in “Item 3.D — Risk Factors”; and

●	our intention to seek a longer-dated debt facility following, or concurrently with, the Nasdaq Listing, described under “— B. Liquidity and Capital Resources”.

Other than as disclosed in this Registration Statement (including “— A. Operating Results” and “Item 3.D — Risk Factors”), we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources.

E. Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions. The estimates and judgments that we consider most critical, because they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material effect on our financial condition or results of operations, are described below.

Business combinations. We completed eight acquisitions in fiscal 2026, five in fiscal 2025 and six in fiscal 2024. For each acquisition we identify and measure at fair value the assets acquired, principally customer relationships, and the consideration transferred, including contingent consideration. Customer relationships are valued using a multi-period excess earnings method whose key assumptions are: the expected rate of attrition of acquired clients (estimated at seven years), the operating margin attributable to those clients and the discount rate; they are amortized on a straight-line basis over seven years, and amortization of A$9.4 million (fiscal 2025: A$7.1 million) was recognized in fiscal 2026. Customer relationships of A$12.8 million and goodwill of A$19.5 million were recognized on the acquisitions completed in fiscal 2026. Contingent consideration, which is payable by reference to the revenue of the acquired business over periods of up to 5 years after completion, is measured at the probability-weighted present value of the expected payments and remeasured at each reporting date, with changes recognized in other income; contingent consideration of A$11.3 million was outstanding at June 30, 2026 (discounted at 10.1%) and a gain of A$0.1 million was recognized in fiscal 2026 (fiscal 2025: A$0.6 million).

Impairment of goodwill and intangible assets. Goodwill of A$78.6 million at June 30, 2026 is allocated to cash-generating units corresponding to our Operating Businesses; goodwill of A$13.7 million is allocated to the Kelly Partners Group Holdings cash-generating unit and the balance to cash-generating units each carrying less than 10% of total goodwill. We test goodwill for impairment annually using value-in-use models based on Board-approved budgets and forecasts, using five-year cash flow projections, a growth rate of 4.0%, a terminal growth rate of 2.5% and a post-tax discount rate of 11.0% (fiscal 2025: 10.1%). The recoverable amount of each cash-generating unit exceeded its carrying amount at June 30, 2026. Revenue would need to decrease by more than 21.8%, or the discount rate increase to 12.1%, with all other assumptions constant, before goodwill would be impaired. No impairment was recognized in any of the periods presented.

Revenue recognition and work in progress. Revenue from professional services is recognized over time as services are performed. At each reporting date we measure unbilled work in progress and accrued income, which amounted to A$9.1 million at June 30, 2026 (June 30, 2025: A$8.1 million), at the amount we expect to bill and recover, based on hours recorded at standard rates less an estimate of amounts that will not be billed or recovered. We also estimate expected credit losses on trade receivables (allowance of A$1.2 million on gross receivables of A$21.4 million at June 30, 2026) based on ageing and historical loss experience. For the outsourced services business acquired in fiscal 2026, we have concluded that the business acts as principal in providing personnel to its clients and recognizes revenue on a gross basis over the service period.

Consolidation, non-controlling interests and Operating Partner arrangements. We consolidate each Operating Business on the basis that the Company controls it. In most cases control arises from a majority equity interest. Certain shareholder and partnership agreements contain put and call arrangements over Operating Partner interests (see “Item 7.B — Related Party Transactions”). We have concluded that these arrangements do not give the Operating Partners an unconditional right to require the Company to purchase their interests, so the interests are presented as non-controlling interests. Loans to Operating Partners to fund the acquisition of their interests, which amounted to A$12.6 million at June 30, 2026, are secured over those interests and are assessed for recoverability by reference to the value of, and distributions on, the partner’s interest.

Leases. We recognize right-of-use assets and lease liabilities for our office leases, determining the lease term by assessing whether we are reasonably certain to exercise extension options and discounting lease payments at incremental borrowing rates (weighted average 7.22%). Lease liabilities of A$37.4 million were recognized at June 30, 2026.

Income taxes. We recognize deferred tax assets, principally in respect of customer relationship intangibles, leases and tax losses, of A$1.5 million at June 30, 2026, to the extent that it is probable that future taxable profits will be available against which they can be used. Determining the Group’s income tax expense also requires judgment as to the allocation of partnership profits between the Company’s corporate partner entities and the Operating Partners, as described under “— A. Operating Results — Income tax.”

Further information on these estimates and on our material accounting policies is set out in Notes 2 and 3 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Registration Statement. The business address of each director and executive officer is Level 8, 32 Walker Street, North Sydney, NSW 2060, Australia.

Name	Position
Brett Kelly	Chairman and Chief Executive Officer
Stephen Rouvray	Deputy Chairman
Ryan Macnamee	Director
Paul Kuchta	Director; Managing Partner (Kelly+Partners Sydney, Kelly+Partners Norwest)
Ada Poon	Director; Senior Partner (Kelly+Partners North Sydney)
Kenneth Ko	Chief Financial Officer

Brett Kelly founded Kelly+Partners in 2006 and has served as Chief Executive Officer since inception; he was appointed a director in April 2017 and serves as Chairman. Mr. Kelly has more than 30 years of commercial and professional accountancy experience specializing in assisting private clients, private business owners and families. He commenced his career as a chartered accountant with five years at PriceWaterhouse Australia, followed by roles at three mid-sized accounting firms, before founding Kelly+Partners with accounting businesses in North Sydney and the Central Coast of New South Wales, Australia. Mr. Kelly is the best-selling author of five books on life, business and wisdom. He is a member of the Nomination and Remuneration Committee.

Stephen Rouvray was appointed a director in May 2017 and serves as Deputy Chairman and is an independent Director. Mr. Rouvray has over 50 years’ experience in financial services across senior leadership roles, including as Chief Financial Officer, Company Secretary and Manager of Investor Relations of ASX-listed AUB Group Limited from 2005 to 2015, and prior to that as General Manager of ING Australia Holdings, having joined its predecessor, Mercantile Mutual, in 1985. He began his career in the accountancy profession (1971–1984) and continues to represent AUB Group as a director on the boards of two of its affiliated companies. He chairs our Audit and Risk Committee and our Nomination and Remuneration Committee.

Ryan Macnamee was appointed a director in May 2017 and serves as an independent Director. Mr. Macnamee is an experienced business technology executive with over 25 years of IT management and cybersecurity experience, including roles as Group Chief Information Officer and Group Chief Information Security Officer across financial services, insurance, construction and retail organizations globally. He serves on the board of Thinkproject Australia & New Zealand, previously held board positions at the Open Data Institute and Advanced Navigation, and is a co-founder of EcpPro where he served as Chief Technology Officer. He had prior roles as the Group Chief Information Security Officer of Laing O’Rourke and Senior Development Manager of Woolworths Group. He is a member of our Audit and Risk Committee and our Nomination and Remuneration Committee.

Paul Kuchta was appointed a director in May 2017 and serves as the Managing Partner of Kelly+Partners Sydney and a Managing Partner at Kelly+Partners Norwest. Mr. Kuchta is a chartered accountant with over 20 years’ experience specializing in compliance, tax and advisory services to private small/medium enterprises and their owners. He commenced his career with Farrar & Company Chartered Accountants in 1998, joined Crowe Horwath in 2008, and was a founding partner of Kelly Partners Norwest in 2012.

Ada Poon was appointed a director in September 2019 and serves as a Senior Partner of Kelly+Partners North Sydney, where she leads accounting and taxation services for private business owners, including business and personal taxation compliance, self-managed superannuation funds and outsourced finance department services. Ms. Poon has more than 20 years’ professional accountancy experience serving private business owners in Sydney.

Kenneth Ko is a seasoned Chartered Accountant with over 20 years of accounting experience. He currently serves dual roles as the Chief Financial Officer (CFO) of the Kelly+Partners Group and the founding Partner of Kelly Partners Hong Kong. Mr. Ko began his professional accounting career in 2007 at BDO Chartered Accountants. After several years in chartered accounting, he transitioned to the commercial sector in 2011, joining the human resources and recruitment firm Chandler Macleod. In 2013, he expanded his commercial accounting expertise by moving to Coca-Cola Amatil, where he was responsible for leading their financial accounting team. Mr. Ko joined Kelly+Partners in 2015 as the Group Finance Manager, based out of the firm’s North Sydney head office. He has served as the Chief Financial Officer of the broader Kelly+Partners Group since 2020.

There are no family relationships among any of our directors or executive officers. Mr. Kuchta and Ms. Poon are Operating Partners of the Operating Businesses described under “— E. Share Ownership” and were appointed to the Board to bring the perspective of the Operating Partners to the Board; there is no agreement or understanding with any Operating Partner, major shareholder, customer, supplier or other person pursuant to which any director or executive officer was selected.

B. Compensation

Compensation Principles

The objective of KPG’s executive reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered, aligning executive reward with the achievement of strategic objectives and the creation of value for shareholders.

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for directors and executives. Executive remuneration comprises fixed remuneration (base pay, non-monetary benefits, superannuation and long service leave), reviewed annually by the Nomination and Remuneration Committee by reference to individual and business unit performance, overall KPG performance and comparable market remuneration. For fiscal 2026, there was no link between KPG performance and key management personnel remuneration other than for the Chairman and Chief Executive Officer, whose remuneration is based on a percentage of total revenue.

Fees and payments to non-executive directors reflect the demands and responsibilities of their roles and are reviewed annually. Non-executive director fees are paid within a maximum aggregate annual amount of A$160,000 approved by shareholders and are not linked to KPG’s performance. KPG did not engage remuneration consultants during fiscal 2026.

Executive Compensation

For fiscal 2026, the aggregate compensation paid or accrued by KPG and its subsidiaries to its directors and executive officers (including our Chief Financial Officer) was A$2,128,968, comprising short-term employee benefits of A$1,635,517, post-employment (superannuation) benefits of A$46,507, base distributions of A$373,809 paid by Operating Businesses to Mr. Kuchta and Ms. Poon in respect of their personal services to those businesses, and share-based payments of A$73,135, being the value of the Ordinary Shares that vested to Mr. Ko during the year. Other than those Ordinary Shares, no cash bonuses, share-based payments or long-term incentives were provided to executive officers in fiscal 2026, and executive officers other than Mr. Ko do not participate in the Employee Incentive Plan.

The following table sets forth the compensation of our executive and non-executive Directors for fiscal 2026:

	Cash salary and fees (A$)	Non-monetary (A$)	Super-annuation (A$)	Leave (A$)	Base distributions (A$)(2)	Share-based payments (A$)(3)	Total (A$)
Non-Executive Directors:
Stephen Rouvray	44,643	—	5,357	—	—	—	50,000
Ryan Macnamee	35,714	—	4,286	—	—	—	40,000
Executive Directors and Officers:
Brett Kelly(1)	1,564,204	91,605	27,500	(465,285)	—	—	1,218,024
Paul Kuchta(2)	10,714	—	1,286	—	220,809	—	232,809
Ada Poon(2)	10,714	—	1,286	—	144,500	—	156,500
Kenneth Ko(3)	343,208	—	6,792	—	—	73,135	423,135
Total	2,009,197	91,605	46,507	(465,285)	365,309	73,135	2,120,468	(4)

(1)	Non-monetary benefits include the cost of medical insurance provided to Mr. Kelly in connection with his relocation to the United States. The leave amount reflects the movement in annual and long service leave provisions during the year.

(2)	Mr. Kuchta and Ms. Poon are Operating Partners of, and hold direct interests in, certain Operating Businesses, as described under “— E. Share Ownership” and “Item 7.B — Related Party Transactions.” In addition to their director fees, each receives from those Operating Businesses, under the applicable shareholders and partnership agreements, a base distribution in respect of his or her personal services in operating those businesses, which is presented in the table above under “Base distributions,” and a distribution of profits in proportion to his or her equity interest, on the same terms as the other holders of equity interests in those Operating Businesses, including KPG. The profit distributions are received in their capacity as owners of those businesses, are not compensation for services and are not included in the table above. The base distributions are not included in key management personnel compensation in Note 28 to our consolidated financial statements; see note (4).

(3)	Mr. Ko is employed on a fixed remuneration package, inclusive of superannuation, of A$350,000 per annum. In 2024, Mr. Ko was granted an award of 67,220 Ordinary Shares under the Employee Incentive Plan, which vests in ten equal annual installments of 6,722 Ordinary Shares on July 1 of each year, commencing July 1, 2025. The amount shown under “Share-based payments” is the value of the 6,722 Ordinary Shares that vested on July 1, 2025, based on the closing price of A$10.88 per Ordinary Share on that date.

(4)	Aggregate compensation excluding Mr. Ko and the base distributions paid to Mr. Kuchta and Ms. Poon (A$1,332,024) corresponds to Note 28; Mr. Ko is included as senior management for Item 6.B but was not identified as key management personnel in Note 28 to our consolidated financial statements. The base distributions paid to Mr. Kuchta and Ms. Poon by Operating Businesses are also not included in key management personnel compensation in Note 28.

Service Agreements

Remuneration and other terms of employment for key management personnel are formalized in agreements, the material terms of which are as follows:

Brett Kelly	Chairman and Chief Executive Officer

Agreement commenced:	December 6, 2021
Term:	No fixed period
Details:	Total fixed annual remuneration based on 1% of the actual audited revenues of the Kelly Partners Group. Terms include 12-month termination notice by either party and a non-solicitation clause.

Paul Kuchta	Executive Director

Agreement commenced:	May 2, 2017
Details:	Director fees of A$12,000 inclusive of superannuation, reviewed annually. Mr. Kuchta is an Operating Business Owner in Kelly Partners East Sydney Partnership, Kelly Partners (Sydney) Pty Ltd, Kelly Partners Norwest Partnership and KDA Partnership and, under the applicable shareholders and partnership agreements, receives a base distribution in respect of his personal services to those Operating Businesses (A$220,809 in fiscal 2026) and a distribution of profits in proportion to his equity interests.

Ada Poon	Executive Director

Agreement commenced:	September 6, 2019
Details:	Director fees of A$12,000 inclusive of superannuation, reviewed annually. Ms. Poon is an Operating Business Owner in Kelly Partners North Sydney Partnership and, under the Partnership Agreement, receives a base distribution in respect of her personal services to that Operating Business (A$144,500 in fiscal 2026, which remains her current base distribution) and a distribution of profits in proportion to her equity interest.

Kenneth Ko	Chief Financial Officer

Details:	Total fixed annual remuneration of A$350,000 inclusive of superannuation. Terms include a six-month termination notice period by either party and a non-solicitation clause. Mr. Ko also holds the share award described in note (3) under “— Compensation.”

We do not maintain service contracts with non-executive directors providing for benefits upon termination.

Equity Incentives

The Board approved the establishment of an Employee Incentive Plan (“EIP”) in December 2019, designed to attract, motivate, retain and reward employees by providing an opportunity to receive an equity interest in KPG. Awards are made at the discretion of the Board.

The EIP is facilitated through an employee share trust. In fiscal 2026, the trust purchased 82,534 shares on-market for A$492,618 (average price A$5.9687), and a number of Operating Businesses paid amounts to the trust under the EIP that were used to acquire shares of KPG. As of June 30, 2026, 515,682 shares were held in trust, of which 451,002 had been granted to employees and were unvested. 65,669 Ordinary Shares vested during fiscal 2026.

KPG lends money to the trustee of the employee share trust to purchase Ordinary Shares that can be awarded under the EIP. Loans to the employee share trust had a balance of A$3,648,194 on June 30, 2026.

There are no outstanding options or performance rights and no shares were issued on the exercise of options during fiscal 2026.

C. Board Practices

Our Board comprises five directors: three executive directors, including the Chairman, and two independent non-executive directors, Mr. Rouvray and Mr. Macnamee. While we are listed on the ASX, our current constitution and the ASX Listing Rules require each director (other than the Managing Director) to retire, and permit him or her to stand for re-election, no later than the third annual general meeting following his or her appointment or last election, and require at least one director to stand for election at each annual general meeting. Under the Constitution proposed for adoption at the extraordinary general meeting convened for October 23, 2026, the Board will consist of not fewer than three and not more than six directors, of whom up to three will be Class B Directors elected by the holders of Class B Shares voting as a separate class and up to three will be other directors. On the initial issue of the Class B Shares, the Board will be entitled to designate up to three of the directors then in office as the initial Class B Directors. The Board has not yet made that designation. The Chairman will be required to be a Class B Director while any Class B Director is willing to serve and will have a casting vote (a second, tie-breaking vote) at Board meetings and at general meetings, and a quorum of the Board will be required to include a Class B Director (subject to an adjournment mechanism). A director appointed by the Board to fill a vacancy or as an addition will hold office until the next annual general meeting, at which he or she will be eligible for election. The Constitution will not otherwise require directors to retire or to stand for re-election once we are no longer listed on the ASX, and, under the Corporations Act, shareholders may remove a director by ordinary resolution, except that a Class B Director may not be removed by shareholders generally unless a replacement Class B Director has been appointed. Accordingly, following the ASX Delisting, no director will have a fixed term of office. See “Item 10.B — Constitution — Directors.” The dates on which each director was first appointed are as follows:

Name	Position	Year first appointed
Brett Kelly	Chairman and Chief Executive Officer	2017
Stephen Rouvray	Deputy Chairman, Non-Executive Independent Director	2017
Ryan Macnamee	Non-Executive Independent Director	2017
Paul Kuchta	Director; Managing Partner	2017
Ada Poon	Director; Senior Partner	2019

During fiscal 2026, the Board held six meetings, the Nomination and Remuneration Committee held one meeting and the Audit and Risk Committee held two meetings, with full attendance by all members other than one board meeting not attended by Ms. Poon.

Board Committees

The board has established an Audit and Risk Committee and a Nomination and Remuneration Committee.

Audit and Risk Committee

Our Audit and Risk Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and performance. This committee also has responsibility for KPG’s compliance and risk management structure and procedures.

Our Audit and Risk Committee currently consists of three Board members: Stephen Rouvray (Chairman), Ryan Macnamee and Paul Kuchta. Prior to the Nasdaq Listing, our Board intends to reconstitute the Audit and Risk Committee so that it will consist of Mr. Rouvray (Chairman) and Mr. Macnamee, and to amend its charter to address the requirements of Rule 10A-3 under the Exchange Act and Nasdaq Listing Rule 5605(c)(3). The Audit and Risk Committee meets at least twice per year, in connection with our annual and half yearly reports.

Nasdaq Listing Rules require us to establish an audit committee comprised of members who are financially literate and satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company. Our board of directors has determined that Stephen Rouvray is an “audit committee financial expert” for the purposes of these rules. In addition, our board of directors has determined that each of Mr. Rouvray and Mr. Macnamee meets the criteria for independence of audit committee members as set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Nasdaq Listing Rule 5605(c)(2)(A) requires an audit committee of at least three members. As a foreign private issuer we intend to follow Australian home country practice in respect of the size of our audit committee, which will have two members following its reconstitution, each of whom satisfies the independence requirements of Rule 10A-3 under the Exchange Act, as described under “— Corporate Governance Requirements under the Nasdaq Listing Rules.”

Nomination and Remuneration Committee

Nomination and Remuneration Committee assists the Board in the discharge of its responsibilities, and in particular to ensure that there is an environment where the Board can carry out effective and responsible decision-making and oversight, including nominating persons to the Board. Members of this committee are Stephen Rouvray (Chairman), Ryan Macnamee and Brett Kelly.

Corporate Governance Requirements under the Nasdaq Listing Rules

We are incorporated in Australia and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Rule 5615(a)(3) of the Nasdaq Listing Rules permits a foreign private issuer to follow its home country corporate governance practices in lieu of the requirements of the Rule 5600 Series of the Nasdaq Listing Rules, the requirement in Rule 5250(b)(3) to disclose third-party compensation of directors and nominees, and the requirement in Rule 5250(d) to distribute annual and interim reports, provided that the issuer complies with Rule 5625 (notification of material noncompliance), Rule 5640 (voting rights) and the audit committee requirements described above.

Following the ASX Delisting, our Ordinary Shares will be listed solely on Nasdaq. We will not be subject to the ASX Listing Rules or to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, and references in this Registration Statement to our home country practice are to the requirements of the Corporations Act and our Constitution, together with the charters and policies our Board has adopted and elects to retain. We have elected to follow Australian home country practice in lieu of each of the following requirements of the Nasdaq Listing Rules:

●	Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present — Australian law does not define an independent director, does not require that a majority of an issuer’s board of directors be independent and does not require that the independent directors have regularly scheduled meetings at which only independent directors are present. Two of our five directors are independent. We believe that our Board composition is consistent with the requirements of Australian law and that it is appropriate and typical of generally accepted business practices in Australia.

●	Nasdaq requirement under Rule 5605(c)(2)(A) that an audit committee have at least three members — Australian law does not have an express requirement that a public company have an audit committee or prescribe the size of one. Following its reconstitution, our Audit and Risk Committee will have two members, each of whom will satisfy the independence requirements of Rule 10A-3 under the Exchange Act, and, given differences between Australian and Nasdaq rules, we expect to rely on an exemption from the three-member requirement under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5605(d) that a compensation committee be constituted — Australian law does not have an express requirement that a public company have a compensation committee. Our Nomination and Remuneration Committee includes an executive director and does not operate under a charter of the kind required by Rule 5605(d) and, given differences between Australian and Nasdaq rules, we expect to rely on an exemption from the requirement to constitute a compensation committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5605(e) that a nominations committee be constituted — Australian law does not have an express requirement that a public company have a nominations committee. Our Nomination and Remuneration Committee includes an executive director and, given differences between Australian and Nasdaq rules, we expect to rely on an exemption from the requirement to constitute a nominations committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5610 that a code of conduct complying with Item 406 of Regulation S-K be adopted and made public and that any waiver of the code for a director or executive officer be approved by the board and disclosed, with the reasons, within four business days — Australian law does not have an express requirement that a public company adopt a code of conduct or disclose waivers of it. We have adopted a code of conduct, which is available on our website, and any waiver granted to a director or executive officer will be approved by our Board and disclosed in our annual report on Form 20-F rather than within four business days. Our code and practice may therefore not comply in all respects with Rule 5610 and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5620(a) that an annual meeting of shareholders be held no later than one year after the end of the fiscal year — Australian law requires a public company to hold an annual general meeting at least once in each calendar year and within five months after the end of its financial year. We hold our annual general meeting in accordance with the Corporations Act, which may not comply in all respects with Rule 5620(a), and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5620(b) that proxies be solicited and proxy statements provided for all meetings of shareholders and copies furnished to Nasdaq — Australian law does not require a company to solicit proxies or to prepare a proxy statement. The Corporations Act requires the notice of a general meeting to state the general nature of the business, the text of any special resolution and the member’s right to appoint a proxy, and regulates the appointment and voting of proxies; it does not require the company to send a proxy form. We send each shareholder a notice of meeting with an explanatory memorandum and a form of proxy in accordance with the Corporations Act and our Constitution, furnish those materials to the SEC on Form 6-K, and, as a foreign private issuer, are not subject to the proxy rules under Section 14 of the Exchange Act. We seek to claim such exemption.

●	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — Australian law does not have an express requirement that a public company have a quorum of any particular number of the outstanding ordinary shares, but instead allows a company to establish its own quorum requirements in its constitution. Our quorum is currently three persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of Australian law and is appropriate and typical of generally accepted business practices in Australia.

●	Nasdaq requirement under Rule 5630 that related party transactions be reviewed by the audit committee or another independent body of the board — Australian law does not have an express requirement for such a review, but Chapter 2E of the Corporations Act requires shareholder approval of a financial benefit given to a related party unless an exception applies, and a director with a material personal interest must disclose it and abstain. We comply with those requirements and, given differences between Australian and Nasdaq rules, we expect to rely on an exemption from the requirement under the Nasdaq listing rules and we seek to claim such exemption.

●	The requirement prescribed by Nasdaq Listing Rule 5635 that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law differs from Nasdaq requirements. Following the ASX Delisting, the ASX Listing Rules, which require prior shareholder approval in numerous circumstances, will no longer apply to us. The issue of further Class B Shares is also subject to the class approval described in “Item 10.B — Constitution.” We seek to claim such exemption.

●	Nasdaq requirement under Rule 5250(b)(3) that third party director and nominee compensation be disclosed — Australian law does not have an express requirement that such arrangements be disclosed. We disclose the compensation of our directors in accordance with the Corporations Act and Form 20-F and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5250(d) that annual and interim reports be distributed or made available to shareholders within a reasonable period following filing with the SEC — Australian law requires us to prepare audited annual and reviewed half-year financial reports, to lodge them with ASIC and to present the annual report at our annual general meeting, but does not require distribution of an interim report. We file our annual report on Form 20-F, furnish our half-year results on Form 6-K and make both available on our website, and we seek to claim such exemption.

We will adopt, prior to the Nasdaq Listing, a policy for the recovery of erroneously awarded incentive-based compensation that complies with Rule 5608 of the Nasdaq Listing Rules and Rule 10D-1 under the Exchange Act.

We will comply with Rule 5625 (notification of noncompliance) and Rule 5640 (voting rights) of the Nasdaq Listing Rules. The Capital Restructure, including the creation of the Class B Shares, will be completed before our Ordinary Shares are listed on Nasdaq. We may in the future elect to follow home country practice in lieu of other requirements of the Nasdaq Listing Rules to the extent permitted by Rule 5615(a)(3), in which case we will disclose the election in our annual report on Form 20-F. Accordingly, our shareholders may not be afforded the same protections as shareholders of a domestic U.S. company listed on Nasdaq that is subject to all of the Nasdaq corporate governance requirements.

Indemnification of Directors and Officers

Our Constitution provides that we may indemnify a person who is, or has been, a director or an officer of our company, to the extent permissible by law, out of our property against any liability incurred by such person as a director or an officer in relation to the period during which that director or officer held his or her office in defending proceedings, whether civil or criminal, in which: (i) judgment is given in favor of that director or officer; or (ii) that director or officer is acquitted; or (iii) in connection with any proceedings in which relief is granted to that officer by a court under the Corporations Act.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been a director or an officer of our company in relation to the period during which that director or officer held his or her office, including in respect of a liability for costs and expenses incurred by a person in defending civil or criminal proceedings whether or not the officer has successfully defended himself or herself in these proceedings, provided that:

(a)	the provisions of the Corporations Act are complied with in relation to the payment of the premium; and

(b)	the liability does not arise out of conduct involving a willful breach of duty to the Company or a contravention under the Corporations Act.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D. Employees

As of June 30, 2026, KPG had 711 team members (including 105 Operating Partners), compared with approximately 660 (102 Operating Partners) as of June 30, 2025 and approximately 600 (96 Operating Partners) as of June 30, 2024. Also as of June 30, 2026, our team members are located principally in Australia (509), with growing teams in the United States (97), Hong Kong (15), the United Kingdom (3), Ireland (19), India (19) and the Philippines (49).

Our team member count comprises the employees and Operating Partners of our accounting and complementary services businesses and our central services functions. It excludes the approximately 1,150 service delivery personnel of our outsourced services business in the Philippines, who are employed by that business’s Philippine subsidiaries and provide administration, bookkeeping and accounting support services to external clients and to Group businesses (June 30, 2025: nil, as the business was acquired in October 2025).

None of our employees is covered by a collective bargaining agreement. We consider our relations with our people to be good.

E. Share Ownership

The following table sets forth the interests in our shares of each of our directors and executive officers as of September 22, 2026 (including their personally related parties), and their expected percentage of aggregate voting power following the Capital Restructure. During fiscal 2026, Mr. Kelly’s interests decreased by 4,250,586 shares, from 21,086,704 shares at July 1, 2025 to 16,836,118 shares (representing 37.19% of our Ordinary Shares then outstanding) at June 30, 2026, and have decreased by a further 2,658,000 shares since June 30, 2026 principally through on-market sales. The figures below do not reflect the sale of Ordinary Shares to the trustee of our employee share trust under the Trust Share Purchase Agreement described in “Item 10.C — Material Contracts,” which will further reduce Mr. Kelly’s interest. See also “Item 7. Major Shareholders and Related Party Transactions.”

Name	Shares held	% of shares
Brett Kelly (with related parties; Founder Entities)(1)	14,178,118	31.32%
Stephen Rouvray	150,000	0.33%
Ryan Macnamee	100,046	0.22%
Paul Kuchta	181,327	0.40%
Ada Poon	409,137	0.90%
Kenneth Ko	376,722	0.83%
All directors and executive officers as a group	15,395,350	34.00%

(1)	Comprises Ordinary Shares held by Kelly Investments 1 Pty Ltd as trustee for Kelly Family Trust 1, by Brett Kelly and Rebecca Kelly as trustees for the Brett & Rebecca Kelly Superannuation Fund, and by Mr. Kelly directly.

In addition, certain executive directors hold direct interests in Operating Businesses: Mr. Kuchta holds 10.20% of Kelly Partners East Sydney Partnership, 3.20% of Kelly Partners (Sydney) Pty Ltd, 24.98% of Kelly Partners Norwest Partnership and 12.73% of KDA Partnership, and Ms. Poon holds 8.50% of Kelly Partners North Sydney Partnership. Mr. Ko holds 49% of Kelly Partners Management Services (Hong Kong) Limited and 24.95% of Kelly Partners Hong Kong Limited.

Following the Capital Restructure, and assuming no Reclassification of Class B Shares, each of the persons named above will hold Ordinary Shares and Class B Shares in the proportion of seven Ordinary Shares to one Class B Share, so that his or her percentage of aggregate voting power will equal the percentage of shares shown above, other than the Founder Entities, whose holding and voting power will be reduced by the sale of Ordinary Shares to the trustee of our employee share trust described in “Item 10.C — Material Contracts.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents the beneficial ownership of our ordinary shares based on 45,274,957 ordinary shares outstanding at September 22, 2026 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.

In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and warrants held by the person or entity that are currently exercisable, if any, or exercisable within 60 days of September 22, 2026. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percentage
Brett Kelly and related entities (1)	14,178,118	31.32%

(1)	Brett Kelly is the founder and Chief Executive Officer. Comprises Ordinary Shares held by Kelly Investments 1 Pty Ltd as trustee for Kelly Family Trust 1, by Brett Kelly and Rebecca Kelly as trustees for the Brett & Rebecca Kelly Superannuation Fund, and by Mr. Kelly directly (together, the “Founder Entities”). Figures are as of September 22, 2026 and do not reflect the Trust Share Purchase described in “— B. Related Party Transactions.”

During the past three fiscal years, the percentage of our Ordinary Shares held by Mr. Kelly and the Founder Entities decreased from 48.0% at June 30, 2024 to 46.6% at July 1, 2025, 37.19% at June 30, 2026 and 31.32% at September 22, 2026, principally as a result of on-market sales. Following the sale of Ordinary Shares with a value of up to A$6.5 million to the trustee of our employee share trust under the Trust Share Purchase Agreement described in “Item 10.C — Material Contracts,” Mr. Kelly and the Founder Entities will hold [●] Ordinary Shares (approximately [●]%) and, following the Capital Restructure, [●] Ordinary Shares and [●] Class B Shares. No other shareholder held more than 5% of our Ordinary Shares at September 22, 2026. Our major shareholder does not have voting rights different from those of other holders of Ordinary Shares; following the Capital Restructure, each Class B Share will carry ten votes as described in “Item 10.B — Constitution.”

As of September 22, 2026, holder of our Ordinary Shares totaling approximately 50.2% of our Ordinary Shares, had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many ordinary shares were held of record by brokers or other nominees.

As of the Capital Restructure Completion Date, our major shareholders will hold Ordinary Shares and Class B Shares (with associated voting rights) on the same and equal basis to all other shareholders. Over time, however, certain shareholders may accumulate more Ordinary Shares due to those shares being listed on Nasdaq, without an equivalent exposure to Class B Shares. This could result in certain long-term major shareholders accumulating a voting power disproportionate with their economic exposure to KPG.

Founder alignment. Mr. Kelly founded Kelly+Partners in 2006 and has led it since. His shareholding was earned by building the business as its founder and by purchasing shares; he has never been granted or gifted equity and has not participated in any incentive scheme. At the ASX listing in June 2017 he held 51.3% of the Company. His holding has reduced principally through on-market sales, and will be further reduced by the proposed sale of shares to the trustee of our employee share trust described in “Item 10.C — Material Contracts.” Our Operating Partners, directors and management, and our employee share trust collectively held approximately 7.5% of our Ordinary Shares at June 30, 2026, in addition to the Operating Partners’ interests in the Operating Businesses. The Company’s executive remuneration arrangements are described in “Item 6.B — Compensation.”

KPG is not, directly or indirectly, owned or controlled by another corporation, by any foreign government or by any other natural or legal persons (other than as discussed above), and, other than the Class B Share structure described in “Item 10.B — Constitution,” the operation of which may over time concentrate voting power in the Founder Entities and other long-term holders of Class B Shares, there are no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The following describes our related party transactions since July 1, 2023. Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated.

Operating Partner arrangements. In the ordinary course of our Partner-Owner-Driver® model, KPG and its subsidiaries enter into shareholder and partnership agreements with Operating Partners governing equity ownership of Operating Businesses, base distributions, profit sharing, put and call arrangements over partner interests, restraints and exit mechanics. If the Operating Business is Australian, the Operating Business also borrows from Westpac and advances the loans to incoming Operating Partners to fund their equity buy-ins. Loans advanced to partners were A$3.0 million in fiscal 2026, A$7.3 million in fiscal 2025 and A$3.4 million in fiscal 2024, with repayments received of A$2.0 million in fiscal 2026, A$4.4 million in fiscal 2025 and A$0.9 million in fiscal 2024. Loans to partners outstanding at June 30, 2026 were A$12.6 million and are typically repayable over four to eight years from partner profit distributions. Certain executive directors and officers hold direct interests in Operating Businesses, as described in “Item 6.E — Share Ownership.” Mr. Kuchta and Ms. Poon receive base distributions from the Operating Businesses in which they hold interests in respect of their personal services in operating those businesses. Base distributions paid to Mr. Kuchta were A$220,809 in fiscal 2026, A$210,134 in fiscal 2025 and A$175,500 in fiscal 2024, and base distributions paid to Ms. Poon were A$153,000 in fiscal 2026, A$160,000 in fiscal 2025 and A$160,000 in fiscal 2024; see “Item 6.B — Compensation.” In addition, Mr. Kuchta and Ms. Poon received distributions of profits from those Operating Businesses in each of fiscal 2026, 2025 and 2024, and Mr. Ko received distributions of profits from Kelly Partners Management Services (Hong Kong) Limited and Kelly Partners Hong Kong Limited in fiscal 2026, in each case in proportion to their respective equity interests and on the same terms as the other holders of equity interests in those entities, including KPG. Mr. Ko does not receive a base distribution from those entities.

Loans to directors. In October 2022, the Board approved a loan facility to KPG’s Chairman and Chief Executive Officer, Mr. Brett Kelly, that is secured over Ordinary Shares held by Kelly Investments 1 Pty Ltd and personally guaranteed by Mr. Kelly, with interest charged at 12.09% per annum. The facility limit was A$6.5 million and the repayment date, originally the earlier of October 2026 and five business days after a U.S. listing, was extended in June 2026 to October 2028. During fiscal 2026, A$5,303,180 was advanced and A$3,621,661 was repaid; the balance outstanding at June 30, 2026 was A$6,389,743 (including accrued interest). The balance outstanding at August 31, 2026 was approximately A$6.30 million. Section 13(k) of the Exchange Act will prohibit us from maintaining the facility once our Ordinary Shares are registered under the Exchange Act. Accordingly, subject to the approval of shareholders other than Mr. Kelly and his associates at the extraordinary general meeting convened for October 23, 2026, the balance outstanding under the facility will be extinguished, before the effectiveness of this Registration Statement, by set-off against the purchase price of Ordinary Shares with a value of up to A$6.5 million to be sold by Kelly Investments 1 Pty Ltd, as trustee for Kelly Family Trust 1, an entity associated with Mr. Kelly, to the trustee of our employee share trust at the five-day volume-weighted average market price at completion, and the facility will be terminated. An independent expert, Lonergan Edwards & Associates Limited, has concluded that the transaction is fair and reasonable to shareholders not associated with Mr. Kelly. See “Item 10.C — Material Contracts.”

Other related party arrangements. Kelly Partners Investment Office Special Opportunities Fund #2, a fund managed by Kelly Partners (Investment Office) Pty Ltd, has advanced a loan to Kelly Partners (Canberra) Property Trust, a wholly-owned subsidiary, in connection with the purchase of the Canberra property; the loan (balance A$1,175,000 at June 30, 2026) is secured by a mortgage over the property, is guaranteed by the Company, bears interest at commercial rates and has been extended to December 31, 2026. Loans to the employee share trust had a balance of A$3,648,194 at June 30, 2026.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our consolidated financial statements as of June 30, 2026 and 2025 and for the fiscal years ended June 30, 2026, 2025 and 2024, prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the PCAOB.

Legal proceedings. From time to time, we are involved in legal proceedings, claims and disputes arising in the ordinary course of business, including professional liability matters. In fiscal 2026, KPG incurred A$1.1 million of legal costs in connection with a dispute involving a former employee who is seeking A$10 million over an alleged incentive bonus. The proceedings were initiated in an Australian court. Other than as described, we are not currently a party to any legal or arbitration proceedings (including any governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend policy. The Company paid dividends from 2017 until February 2024, when the Board announced the cessation of dividend payments to enable KPG to allocate capital to growth opportunities. No dividends were paid, recommended or declared in fiscal 2026 or fiscal 2025, and the board has no present intention to resume dividends. Any future determination will be at the discretion of the board and subject to the Corporations Act (including the solvency-based dividend test), our results, cash requirements and debt facilities. Ordinary Shares and Class B Shares will rank equally, on a per-share basis, in any dividend or distribution.

B. Significant Changes

Other than the despatch on September 21, 2026 of the notice of the extraordinary general meeting convened for October 23, 2026 to approve the ASX Delisting, the Capital Restructure and the Trust Share Purchase (see “Item 4.A — History and Development of the Company,” “Item 7.B — Related Party Transactions” and “Item 10.C — Material Contracts”), no matter or circumstance has arisen since June 30, 2026 (the date of the most recent audited financial statements included in this registration statement) that has significantly affected, or may significantly affect, KPG’s operations, results or state of affairs.

Item 9. The Offer and Listing

A. Offer and Listing Details

We intend to apply to list our Ordinary Shares on The Nasdaq Stock Market LLC under the symbol “KPGH.” The Nasdaq Listing is subject to Nasdaq approval and the effectiveness of this Registration Statement.

Our Ordinary Shares have been listed on the ASX under the code “KPG” since June 2017. In connection with the Nasdaq listing, our ordinary shares will be removed from the official list of the ASX before the Consolidation and the Bonus Issue are effected, following which our Ordinary Shares will trade solely on Nasdaq.

Prior to the Nasdaq Listing, our Ordinary Shares have been quoted in the United States only on the OTCQX market under the symbol “KPGHF,” with limited trading volume, and there has been no exchange trading market for our shares in the United States. We cannot assure you that an active trading market for the Ordinary Shares will develop on Nasdaq. The Ordinary Shares are registered shares with no par value; all of the Ordinary Shares on issue following the Capital Restructure (expected to be approximately 15,091,652) will be listed on Nasdaq and will be freely transferable as described in “Item 10.B — Constitution.” There were no significant trading suspensions of our Ordinary Shares on the ASX during the three years preceding the date of this Registration Statement.

As the Capital Restructure will involve the issuance of one Class B Share for every seven post-Consolidation Ordinary Shares, the number of equity shares in the Company will increase by approximately 14.3% at the Capital Restructure Completion Date, but only approximately 87.5% of these securities, the Ordinary Shares, will be listed on Nasdaq. Therefore, it is anticipated the price of the Ordinary Shares will adjust accordingly. Similarly, the Ordinary Shares will trade in US$ on Nasdaq while they have been trading in A$ on the ASX until being delisted prior to the Capital Restructure Completion Date. Until Class B Shares are reclassified into Ordinary Shares, the public float traded in the Ordinary Shares as a percentage of equity shares will be lower than the public float of the Company that traded on the ASX.

B. Plan of Distribution

Not applicable.

C. Markets

Upon effectiveness of this Registration Statement and completion of the Capital Restructure, the Ordinary Shares will be listed on Nasdaq. Our Ordinary Shares are currently quoted on the OTCQX market in the United States under the symbol “KPGHF” and we expect that quotation to cease on the Nasdaq Listing. The Class B Shares will not be listed on any exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Upon completion of the Capital Restructure, our issued share capital will consist of Ordinary Shares and Class B Shares.

Australian companies do not have authorized share capital or par value; the board may issue shares subject to the Corporations Act and the Constitution and applicable listing rules.

As of June 30, 2026, 45,274,957 Ordinary Shares were on issue, including 515,682 shares held within our employee share trust. Movements over the past three fiscal years comprise:

●	fiscal 2024 — no shares issued or bought back (45,000,000 shares on issue at June 30, 2024);

●	fiscal 2025 — 100,000 shares bought back on-market for A$0.78 million and 374,957 shares were issued at A$11.14 per share in June 2025 in an internal capital raising to Operating Partners raising A$4.2 million; and

●	fiscal 2026 — no shares issued or bought back.

There are no outstanding options or convertible securities.

Prior to listing its Ordinary Shares on Nasdaq, and subject to shareholder approval at the extraordinary general meeting convened for October 23, 2026, the Company will undertake a 3:1 consolidation of its Ordinary Shares (with some impact due to rounding up and down depending on the holdings), expected to result in approximately 15,091,652 Ordinary Shares on issue, and will then make the Bonus Issue of one Class B Share for every seven Ordinary Shares held, expected to result in approximately 2,155,950 Class B Shares on issue. The total number of Ordinary Shares and Class B Shares will remain stable until the Company issues additional shares or undergoes another reorganization of its share capital; however, due to investors’ ability to reclassify Class B Shares as Ordinary Shares to effectuate a sale or transfer of such shares, the relative amounts will change over time.

The amendments to our Constitution establishing the Class B Shares require approval by special resolution, and the Consolidation approval by ordinary resolution, at the extraordinary general meeting convened for October 23, 2026. The Board has authority under the Corporations Act and the Constitution to issue Ordinary Shares without shareholder approval; Class B Shares may be issued only as described in Item 10.B. Our Constitution does not impose conditions governing changes in our share capital that are more stringent than those required by the Corporations Act, other than the class-approval requirement for the issue of Class B Shares.

B. Constitution

The following is a summary of certain provisions of our Constitution, as proposed to be amended by special resolution of shareholders on October 23, 2026 in connection with the Capital Restructure, and of applicable provisions of the Corporations Act. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Constitution, filed as Exhibit 1.1 to this Registration Statement. Until those amendments take effect, our existing constitution, which provides for a single class of ordinary shares, continues to apply, and the amendments will not take effect unless all four inter-conditional resolutions to be considered at that meeting are passed. The Constitution may be amended only by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote, and any amendment to the terms of the Class B Shares set out in Schedule 1 to the Constitution also requires the approval of the holders of Class B Shares as a separate class. Our Constitution does not impose a retirement age for directors.

General

The Company is registered in Australia with Australian Company Number 124 908 363. Under the Corporations Act, an Australian company has the legal capacity and powers of an individual; our Constitution does not contain objects or purposes limiting those powers.

Share Classes; Voting Rights

Our share capital consists of Ordinary Shares and Class B Shares. On a poll, each Ordinary Share carries one vote and each Class B Share carries ten votes. Resolutions at general meetings are decided on a show of hands, on which each shareholder present has one vote regardless of the number or class of shares held, unless a poll is demanded by the chair, by at least five shareholders entitled to vote or by shareholders holding at least 5% of the votes that may be cast. The chair has a casting vote (a second, tie-breaking vote) in the case of an equality of votes. Holders of Class B Shares and Ordinary Shares vote together as a single class on all matters except the election and removal of Class B Directors, resolutions that would vary the rights of the Class B Shares and any matter on which applicable law requires a separate class vote. Ordinary Shares and Class B Shares otherwise rank equally in all respects, including as to dividends, other distributions and rights on a winding-up, with each Class B Share counted as the number of Ordinary Shares into which it would reclassify.

Class B Shares – Reclassification, Transfer and Issue

Reclassification. A holder of Class B Shares may at any time, by written notice to us, reclassify any or all of its Class B Shares into Ordinary Shares at no cost. Each Class B Share reclassifies into one Ordinary Share, subject to proportional adjustment for any share split, consolidation, bonus issue or similar reconstruction. A reclassification takes effect on the date specified in the notice, which may not be less than five business days after the notice is given, and is irrevocable once given. Ordinary Shares arising on reclassification rank equally with all other Ordinary Shares. Ordinary Shares cannot be converted into Class B Shares. Under the Constitution, the issue or reclassification of Class B Shares is not treated as a variation of the rights of the Ordinary Shares, and each holder of Class B Shares is taken to have consented to any variation of the rights of its remaining Class B Shares that results from a reclassification by another holder.

Transfer. Class B Shares are not quoted on any exchange and may not be transferred except with our prior written consent, to the holder’s legal personal representative, under the holder’s will or the rules of intestacy, under a scheme of arrangement, or as otherwise required by law. Any other purported transfer is void and we must refuse to register it, and we may by not less than five business days’ notice require the Class B Shares concerned to be Reclassified into Ordinary Shares. A holder of Class B Shares who wishes to sell must first Reclassify them into Ordinary Shares.

Issue. Class B Shares may not be issued while we are listed on the ASX. Following the initial issue under the Capital Restructure, no further Class B Shares may be issued except with the approval of the holders of Class B Shares by special resolution passed at a separate class meeting, on a pro rata basis in a share split, consolidation, bonus issue or similar reconstruction, or under an employee share or incentive plan approved by the holders of Class B Shares by ordinary resolution. There is no sunset on the Class B Shares: they do not convert on the passage of time, on any change in the shareholding of the Founder Entities or on the death or incapacity of any person.

Dividend Rights

Subject to the Corporations Act (which permits dividends only where assets exceed liabilities, the dividend is fair and reasonable to shareholders as a whole, and payment does not materially prejudice creditors), the directors may determine that a dividend is payable and fix its amount, timing and method of payment. Holders of Shares and Class B Shares are entitled to dividends declared, pari passu on a per-share basis. Dividends may be franked under Australian imputation rules; franking credits attach equally regardless of class.

Dividends and other amounts payable in cash are paid by electronic transfer to an account nominated by the shareholder, or by any other means the directors determine, and we may withhold payment to a shareholder who has not nominated an acceptable account until account details are provided.

Rights on a Winding-Up

On a winding-up, and subject to the Corporations Act and any preferential rights attaching to any future preference shares, holders of Shares and Class B Shares participate equally, on a per-share basis, in surplus assets.

Directors

Our Board consists of not fewer than three and not more than six directors, comprising up to three Class B Directors elected by the holders of Class B Shares voting as a separate class and up to three other directors. Only the Class B Directors, acting by majority (or unanimously if there are only two), may increase the maximum number of directors. A person is eligible for election as a Class B Director only if nominated by holders of at least 5% of the Class B Shares or by a Class B Director; a vacancy among the Class B Directors may be filled by the remaining Class B Directors or, if there are none, by the Board. If the Class B Shares cease to carry at least 10% of the total votes that may be cast on a poll, no further Class B Directors may be elected until they again do so, but Class B Directors then in office remain in office. On the initial issue of Class B Shares the Board will be entitled to designate up to three of the then directors as the initial Class B Directors. The Board has not yet made that designation.

Shareholders may appoint a director, or remove a director, by ordinary resolution in general meeting, except that a Class B Director may not be removed by shareholders generally unless a replacement Class B Director has been appointed, and a Class B Director may be removed by the holders of Class B Shares voting as a class. The Board may appoint a director to fill a vacancy or as an addition; a director so appointed (other than the Managing Director) (Mr. Kelly, our Chief Executive Officer, is the Managing Director for the purposes of the Constitution) holds office until the next annual general meeting and is eligible for election at that meeting. The Constitution does not otherwise require directors to retire by rotation or to stand for re-election once we are no longer listed on the ASX. Directors are not required to hold shares.

The Chairman must be a Class B Director while any Class B Director is willing to serve, and has a casting vote at meetings of the Board and at general meetings. A quorum of the Board must include a Class B Director; if no Class B Director attends, the meeting is adjourned for 24 hours, after which the directors present form a quorum. A director who has a material personal interest in a matter must disclose it and, except as permitted by the Corporations Act, may not be present or vote when the matter is considered. The directors may exercise all of the Company’s borrowing powers without shareholder approval.

Fees paid to non-executive directors for their services as directors may not exceed in aggregate the amount approved by shareholders, currently A$160,000 per year including superannuation contributions, and may not be calculated as a commission on or percentage of profits or revenue. The remuneration of executive directors is determined by the Board and, in the case of the Managing Director, is described under “Item 6.B — Compensation”. In exercising their powers, the directors are required by the Constitution to take into account, among other matters, the long-term consequences of their decisions, the interests of employees, business relationships, the impact of the Company’s operations on the community and the environment, and the Company’s ability to have an overall positive impact on society and the environment; the Constitution states that the purpose of the Company is to deliver returns to shareholders while having such an impact.

General Meetings

We must hold an annual general meeting at least once in each calendar year and within five months after the end of our fiscal year. The Board may convene a general meeting at any time, and shareholders holding at least 5% of the votes that may be cast may requisition one. At least 21 days’ notice of a general meeting must be given. A quorum is three shareholders present in person or by proxy, attorney or representative and entitled to vote (or all of them, if fewer than three are entitled to vote); the same quorum applies to a separate meeting of the holders of a class. The directors may permit direct voting and may hold meetings using technology, including as wholly virtual meetings. A special resolution, which is required for, among other things, an amendment of the Constitution, a selective buy-back or a selective reduction of capital, must be passed by at least 75% of the votes cast.

Variation of Class Rights

Under the Corporations Act and the Constitution, the rights attached to a class of shares may be varied or cancelled only by special resolution of the Company together with either a special resolution passed at a meeting of the holders of the affected class or the written consent of holders of at least 75% of the votes in that class. Holders of at least 10% of the votes in the affected class who did not vote in favor may apply to the court to have the variation set aside.

No Pre-emptive Rights

Subject to the Corporations Act and the Constitution, the directors may issue Ordinary Shares, and options and other securities, at the times and on the terms they determine, without shareholder approval and without any percentage limit; the limit of 15% of issued capital in any 12 months that currently applies to us under the ASX Listing Rules will cease to apply following the ASX Delisting. The issue of Class B Shares is restricted as described under “— Class B Shares – Reclassification, Transfer and Issue.” Holders of shares have no pre-emptive or preferential rights to subscribe for new issues.

Transfers; Registry

Our Ordinary Shares are currently held on our Australian share register maintained by Computershare Investor Services Pty Limited. Following the Capital Restructure, our Ordinary Shares will be held in book-entry form in the direct registration system maintained by our U.S. transfer agent and registrar, Computershare Trust Company, N.A., and will be eligible for deposit with The Depository Trust Company. Ordinary Shares are freely transferable, except that the directors may decline to register a transfer where we have a lien on the shares (which includes unpaid amounts on loans made under an employee incentive scheme to acquire them), where a court order restricts the transfer, where registration would breach a law, where the transfer does not comply with the terms of an employee incentive scheme, or where the shareholder has agreed to a holding lock. Class B Shares are subject to the transfer restrictions described under “— Class B Shares.”

Ownership Threshold Disclosure

Following the ASX Delisting, the substantial holding notice provisions of the Corporations Act, under which a person acquiring a relevant interest in 5% or more of the voting shares of a listed company must notify the company and the exchange, will no longer apply to us. Holders of our Ordinary Shares will instead be subject to the beneficial ownership reporting requirements of Sections 13(d) and 13(g) of the Exchange Act, which generally require a person who acquires beneficial ownership of more than 5% of a class of equity securities registered under the Exchange Act to file a report with the SEC. For these purposes, a holder of Class B Shares is generally treated as the beneficial owner of the Ordinary Shares into which those Class B Shares may be Reclassified, because Reclassification may be effected within 60 days.

Australian Takeover Law

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), associated legislation and regulations. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeover provisions of Australia’s Corporations Act by any person whether foreign or otherwise.

If an investment is subject to foreign investment approval, it may have compulsory prior notification requirements, being a “notifiable action” or “notifiable national security action” or voluntary prior notification requirements being a “significant action” or “reviewable national security action”. If an investment falls in this voluntary application category, the seeking of approval will extinguish certain future rights the Australian Treasurer has to review and approve the investment. Not applying for approval where the voluntary notification provisions apply will not be a breach of the FATA. Under the FATA, foreign persons are required to notify and obtain prior approval from the Foreign Investment Review Board for a range of acquisitions of an interest in an Australian entity on a mandatory basis.

The Australian foreign investment regime applies differently to ‘foreign government investors’ and private foreign persons. Broadly, entities are considered as foreign persons if (i) a foreign holder (together with its associates) holds a direct or indirect interest of 20% or more in the entity or (ii) multiple foreign holders hold an aggregate interest (direct or indirect) of at least 40%. An entity will be a ‘foreign government investor’ if (i) a foreign government or foreign government owned entity, or a number of foreign government owned entities from the same country own a direct or indirect interest of 20% or (ii) or multiple foreign governments or foreign government owned entities from any country own a direct or indirect interest of 40% is held by foreign government investors from multiple countries.

C. Material Contracts

Other than contracts entered into in the ordinary course of business, the following is a discussion of material contracts to which the Company or a member of the Group is a party entered into during the two years preceding the date of this Registration Statement.

Trust Share Purchase Agreement

Subject to the approval of shareholders other than Mr. Kelly and his associates at the extraordinary general meeting convened for October 23, 2026, we, the trustee of our employee share trust, Mr. Kelly and Kelly Investments 1 Pty Ltd, as trustee for Kelly Family Trust 1 (the “Seller”), will enter into an agreement (the “Trust Share Purchase Agreement”) under which the trustee will acquire Ordinary Shares from the Seller with a value of up to A$6.5 million, at the volume-weighted average market price of the Ordinary Shares on the ASX over the five trading days preceding completion. The purchase price will be satisfied by set-off against the balance then outstanding under the loan facility that the Board approved for Mr. Kelly in October 2022, which will be extinguished in full and terminated on completion, before the ASX Delisting. An independent expert, Lonergan Edwards & Associates Limited, has concluded that the transaction is fair and reasonable to shareholders not associated with Mr. Kelly. The shares will be held by the trustee to satisfy awards under our Employee Incentive Plan. See “Item 7.B — Related Party Transactions.”

Banking facilities with Westpac Banking Corporation

KPG and its Australian Operating Businesses have banking facilities with Westpac Banking Corporation (“Westpac”). The parent entity’s facilities are provided under a Business Finance Agreement dated February 20, 2026, as varied and restated by a finance offer dated June 5, 2026, with a total facility limit of approximately A$30.9 million, comprising nine bank bill business loans with an aggregate limit of approximately A$30.7 million and maturities ranging from January 2027 to February 2031, and bank guarantee facilities with an aggregate limit of approximately A$0.25 million. The loans bear interest at the bank bill swap rate plus a margin, with line fees on the facility limits. The Operating Businesses’ facilities are provided under separate finance agreements with Westpac and consist of overdraft facilities, term loans, bank guarantees and ancillary facilities; a default under an Operating Business facility is not a default under the parent entity’s facility unless it remains unremedied for 90 days.

Each subsidiary’s debt facility is secured by that subsidiary, the corporate partners of that subsidiary, limited personal guarantees of the Operating Partners and a guarantee provided by KPG over all its assets.

The parent entity’s facility agreement contains a leverage ratio covenant (financial debt plus contingent consideration payable to EBITDA, each as defined, of less than 2.50 times) and a debt service cover ratio covenant (EBITDA less tax to gross interest expense plus scheduled principal repayments of at least 1.25 times), each tested half-yearly on a rolling 12-month basis for the Group; a guarantor coverage test (95% of total assets and EBITDA, tested quarterly); a negative pledge and restrictions on additional financial indebtedness, asset disposals above A$250,000, capital expenditure outside the ordinary course of A$500,000 or more in a financial year, loans to directors, shareholders and related entities, and dividends other than permitted dividends, in each case without Westpac’s consent; review events including a material adverse effect, a change in ownership or control, relocation of a practice and the admission or unreplaced exit of an Operating Partner; and periodic reporting and half-yearly covenant compliance certificates. Westpac has agreed not to base a material adverse effect determination solely on movements in the Company’s share price. KPG is currently in compliance with its financial covenants. The facility agreement will be filed as Exhibit 4.1 to this Registration Statement.

D. Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to AUSTRAC, which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

E. Taxation

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by a court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of the Ordinary Shares should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of Ordinary Shares, including, in particular, the effect of any foreign, state or local taxes.

Australian Taxation

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of our Ordinary Shares. This discussion is based upon existing Australian tax law as of the date of this Registration Statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as Ordinary Shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the Ordinary Shares.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid to a non-resident shareholder are subject to withholding tax (a) except to the extent they have been franked and (b) at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.

In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the Ordinary Shares are effectively connected to a permanent establishment or a fixed base carried on by the owner of the Ordinary Shares in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares — Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our Ordinary Shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12-month period in the 24 months prior to disposal, and the value of our Ordinary Shares at the time of disposal is principally attributable to Australian real property assets.

Where a non-Australian resident shareholder is subject to Australian capital gains tax, the net capital gain is taxed at the shareholder’s marginal rate. The capital gains tax discount is not available to non-Australian residents in respect of capital gains accrued after May 8, 2012. Net capital gains are calculated after reduction for capital losses (including certain prior year capital losses), which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold Ordinary Shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the Ordinary Shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on Ordinary Shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable on a transfer of our Ordinary Shares effected on The Nasdaq Stock Market LLC.

Australian Death Duties

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of Ordinary Shares will not incur Australian goods and services tax.

U.S. Taxation

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions, and the bilateral income tax convention between Australia and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, or changes in interpretation, either prospectively or retroactively. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of Ordinary Shares and does not take into account U.S. Holders who may be subject to special rules, including: financial institutions, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, grantor trusts, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the Ordinary Shares through partnerships or other pass-through entities, persons who acquired their Ordinary Shares through the exercise or cancellation of any employee share options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares, dealers or traders in securities or currencies, certain former citizens or long-term residents of the United States, dual resident corporations, persons that generally mark their securities to market for United States federal income tax purposes, persons who are residents of Australia for Australian income tax purposes, and investors holding Ordinary Shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction. This summary does not address the Medicare tax imposed on certain investment income, any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of the Ordinary Shares.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns Ordinary Shares, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. A partnership should consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Ordinary Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States; a corporation that is created or organized in or under the laws of the United States or any U.S. state or other jurisdiction; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our Ordinary Shares, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Ordinary Shares and thereafter will be treated as gain from the sale or exchange of the Ordinary Shares. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Dividends will not, however, be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. dollar value of any distribution on the Ordinary Shares made in Australian dollars generally should be calculated by reference to the spot exchange rate between the U.S. dollar and the Australian dollar in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit for Australian tax withheld from distributions against its U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes or in the case of certain U.S. Holders as foreign source “general category” income. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian tax withheld.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent if the dividends are “qualified dividends”. Dividends are qualified dividends if: (a)(i) the issuer is entitled to benefits under the Treaty or (ii) the shares are readily tradable on an established securities market in the United States and (b) certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the Ordinary Shares will be readily tradable on an established securities market in the United States following the Nasdaq Listing. However, no assurance can be given that the Ordinary Shares will remain readily tradable. Further, the reduced rate does not apply to dividends if we are a passive foreign investment company (“PFIC”) in the year prior to or the year in which the dividend is paid.

Disposition of Ordinary Shares

If you sell or otherwise dispose of Ordinary Shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and your adjusted tax basis in the Ordinary Shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of Ordinary Shares will be gain from U.S. sources for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. The deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash-basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of Ordinary Shares, the amount realized will be calculated based on the U.S. dollar value of the Australian dollars received as determined by reference to the spot rate in effect on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual-basis U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a sale or disposition of Ordinary Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (“IRS”). In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income for these purposes generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the share capital.

Based on the composition of our assets and income and the manner in which we conduct our operations, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to fiscal year 2026, and we do not expect to be a PFIC in fiscal 2027. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the Ordinary Shares may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for the Ordinary Shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the Ordinary Shares. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of the Ordinary Shares and may cause a reduction in the value of such securities.

Under the default PFIC “excess distribution” regime, if we are a PFIC in any taxable year during which a U.S. Holder owns Ordinary Shares, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the Ordinary Shares, whether or not we continue to be a PFIC for the year of the disposition. In these circumstances, the tax will generally be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest applicable marginal rates for the year and an interest charge at the rate applicable to underpayments of tax will also be imposed on the amount of taxes allocated to such other taxable years.

An indirect shareholder may be taxed on a distribution paid to the direct owner of a PFIC and on a disposition of the share indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we are a PFIC and subsequently cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its Ordinary Shares on the last day of the last taxable year in which we were a PFIC. Any gain would generally be recognized and subject to tax under the excess distribution regime described above. Loss would not be recognized. A U.S. Holder’s basis in its Ordinary Shares would be increased by the amount of gain, if any, recognized on the deemed sale. A U.S. Holder would be required to treat its holding period for its Ordinary Shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the Ordinary Shares are considered “marketable stock” and if a U.S. Holder properly elects to “mark-to-market” its Ordinary Shares in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over the adjusted tax basis of the Ordinary Shares. If the fair market value of the Ordinary Shares had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the Ordinary Shares over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such Ordinary Shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Ordinary Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such Ordinary Shares in prior years). However, gain or loss from the disposition of Ordinary Shares (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our Ordinary Shares will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

A U.S. Holder of Ordinary Shares should not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund. In general, a qualified electing fund is, with respect to a U.S. person, a PFIC if the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

Backup Withholding and Information Reporting

Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate of 24% under current law). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification number and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Upon the effectiveness of this Registration Statement, we will be subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We will post our annual and half-year reports on our website promptly following their filing with the U.S. Securities and Exchange Commission. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Registration Statement on Form 20-F, and the reference to our website in this Registration Statement on Form 20-F is an inactive textual reference only.

This Registration Statement, its exhibits and the other documents we file with or furnish to the SEC are available on the SEC’s website at www.sec.gov. The documents referred to in this Registration Statement may also be inspected at our principal executive offices at Level 8, 32 Walker Street, North Sydney, NSW 2060, Australia.

I. Subsidiary Information

See “Item 4. Information on the Company — C. Organizational Structure” and Exhibit 8.1.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Overview

We are exposed to market risk in the ordinary course of our business, principally interest rate risk arising from our floating rate borrowings and, to a lesser extent, foreign currency exchange rate risk arising from our operations outside Australia. We are not exposed to commodity price risk and we do not consider ourselves to be exposed to significant price risk in relation to the fees we charge for professional services.

We do not use derivative financial instruments and we do not enter into transactions in financial instruments for trading or speculative purposes. Accordingly, all of our market risk sensitive instruments were entered into for purposes other than trading, and we had no instruments held for trading purposes as of June 30, 2026 or June 30, 2025. Our financial instruments consist mainly of deposits with banks, trade receivables and payables, bank loans and overdrafts, loans to and from related parties, and lease liabilities.

Risk management is carried out by senior management under policies approved by our Board. Those policies include the identification and analysis of our risk exposures and the setting of appropriate procedures, controls and risk limits. Management identifies and evaluates financial risks within our businesses and reports to the Board on a regular basis. Our overall risk management approach seeks to minimize the potential adverse effects of the unpredictability of financial markets.

The quantitative disclosures below are presented using the sensitivity analysis format permitted by Item 11(a)(1)(ii) of Form 20-F. The hypothetical changes selected represent movements that we consider reasonably possible in the near term based on observed market conditions, and in each case are not less than 10% of the relevant rate as of the end of the period presented. The analysis assumes that the change applies with effect from the beginning of the period and that all other variables remain constant. It is based on the financial instruments held at each reporting date and does not take into account any action we might take to mitigate the effect of the change, nor any change in the size or composition of our balance sheet. Actual results may differ materially.

Interest rate risk. KPG’s borrowings (A$74.7 million as of June 30, 2026; A$65.3 million as of June 30, 2025) are predominantly floating-rate. Based on borrowings as of June 30, 2026, a 100-basis point increase in interest rates would increase annual interest expense by approximately A$0.7 million before tax.

Foreign currency risk. KPG’s presentation currency is the Australian dollar. Our operations outside Australia (revenue of A$30.4 million in fiscal 2026; A$21.0 million in fiscal 2025) create translation exposure to the U.S. dollar and other currencies — a foreign currency translation loss of A$2.8 million was recognized in other comprehensive income in fiscal 2026 (fiscal 2025: A$0.6 million) — and acquisitions in offshore markets create transaction exposure on consideration payments. We do not currently hedge these exposures.

Based on the results of our operations outside Australia in fiscal 2026, a 10% appreciation of the Australian dollar against the currencies in which those operations are conducted, principally the U.S. dollar, would have reduced our reported revenue by approximately A$3.0 million, with a corresponding increase for a 10% depreciation.

Credit risk. Credit risk arises on trade receivables and accrued income across a diversified base of approximately 25,000 client groups. As of June 30, 2026, trade receivables and accrued income less contract liabilities were A$23.8 million, equivalent to approximately 54 days of fiscal 2026 revenue. Credit risk also arises on loans to Operating Partners (A$12.6 million as of June 30, 2026) and to related parties (A$10.0 million).

Liquidity risk. We manage liquidity through operating cash flows, staggered debt maturities and undrawn facilities (undrawn lines of credit plus cash of approximately A$18.6 million as of June 30, 2026; liquidity is monitored against rolling 30-day projections, with 180-day and 360-day needs identified monthly). See “Item 5.B — Liquidity and Capital Resources.”

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

Our audited consolidated financial statements as of June 30, 2026 and 2025 and for the fiscal years ended June 30, 2026, 2025 and 2024, prepared in accordance with IFRS as issued by the IASB, together with the report of BDO Audit Pty Ltd, an independent registered public accounting firm (PCAOB ID No. 2256), are included at the end of this Registration Statement beginning on page F-1.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Constitution of Kelly Partners Group Holdings Limited,
4.1*	Business Finance Agreement between Westpac Banking Corporation and Kelly Partners Group Holdings Limited dated February 20, 2026, as varied by finance offer dated June 5, 2026
4.2*	Trust Share Purchase Agreement, to be entered into among the Company, the trustee of the Kelly Partners employee share trust, Mr. Brett Kelly and Kelly Investments 1 Pty Ltd as trustee for the Kelly Family Trust 1
8.1*	List of subsidiaries
15.1	Consent of BDO Audit Pty Ltd, independent registered public accounting firm

*	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

KELLY PARTNERS GROUP HOLDINGS LIMITED

By:	/s/ Brett Kelly
Name:	Brett Kelly
Title:	Chairman and Chief Executive Officer

Date: October 2, 2026

Kelly Partners Group Holdings Limited and its subsidiaries Report of independent registered public accounting firm BDO Audit Pty Ltd (2256) 30 June 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Parkline Place Level 25, 252 Pitt Street Sydney NSW 2000 Australia

Shareholders and Board of Directors

Kelly Partners Group Holdings Limited

Level 8, 32 Walker Street
North Sydney, NSW 2060

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelly Partners Group Holdings Limited and its Subsidiaries (the Company) as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2026 and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO Audit Pty Ltd

We have served as the Company’s auditor since 2024.

/s/ BDO Audit Pty Ltd

Sydney, Australia

September 18, 2026

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of profit or loss and other comprehensive income For the year ended 30 June 2026, 30 June 2025 and 30 June 2024

		Consolidated
	Note	2026	2025	2024
		$’000	$’000	$’000

Revenue
Professional services revenue	5	160,567	134,607	108,143
Other income	6	1,981	1,576	1,040
Total revenue and other income		162,548	136,183	109,183

Expenses
Employment and related expenses	7	(82,862)	(66,031)	(54,243)
Occupancy costs		(2,840)	(1,695)	(1,357)
Other expenses		(29,125)	(26,479)	(17,516)
Business acquisition and restructuring costs		(1,969)	(2,714)	(2,562)
Depreciation and amortisation expense	7	(16,809)	(14,473)	(12,131)
Finance costs	7	(8,977)	(7,012)	(5,751)
Total expenses		(142,582)	(118,404)	(93,560)

Profit before income tax expense from continuing operations		19,966	17,779	15,623

Income tax expense	8	(2,338)	(1,343)	(2,082)

Profit after income tax expense from continuing operations		17,628	16,436	13,541

Profit after income tax expense from discontinued operations		-	-	697

Profit after income tax expense for the year		17,628	16,436	14,238

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(2,848)	(588)	(54)

Other comprehensive income for the year, net of tax		(2,848)	(588)	(54)

Total comprehensive income for the year		14,780	15,848	14,184

Profit for the year is attributable to:
Non-controlling interests		14,095	13,023	10,713
Owners of Kelly Partners Group Holdings Limited		3,533	3,413	3,525

		17,628	16,436	14,238
Profit for the year is attributable to:
Continuing operations		14,095	13,023	10,225
Discontinuing operations		-	-	488
Non-controlling interests		14,095	13,023	10,713

Continuing operations		3,533	3,413	3,316
Discontinuing operations		-	-	209
Owners of Kelly Partner Group Holdings Limited		3,533	3,413	3,525

		17,628	16,436	14,238

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of profit or loss and other comprehensive income For the year ended 30 June 2026, 30 June 2025 and 30 June 2024

		Consolidated
	Note	2026	2025	2024
		$’000	$’000	$’000

Total comprehensive income for the year is attributable to:
Continuing operations		13,040	12,691	10,185
Discontinued operations		-	-	488
Non-controlling interests		13,040	12,691	10,673

Continuing operations		1,740	3,157	3,302
Discontinued operations		-	-	209
Owners of Kelly Partners Group Holdings Limited		1,740	3,157	3,511

		14,780	15,848	14,184

		Cents	Cents	Cents

Earnings per share for profit from continuing operations attributable to the owners of Kelly Partners Group Holdings Limited
Basic earnings per share	9	7.80	7.60	7.37
Diluted earnings per share	9	7.80	7.60	7.37

Earnings per share for profit from discontinued operations attributable to the owners of Kelly Partners Group Holdings Limited
Basic earnings per share	9	-	-	0.46
Diluted earnings per share	9	-	-	0.46

Earnings per share for profit attributable to the owners of Kelly Partners Group Holdings Limited
Basic earnings per share	9	7.80	7.60	7.83
Diluted earnings per share	9	7.80	7.60	7.83

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of financial position As at 30 June 2026 and 30 June 2025

		Consolidated
	Note	2026	2025
		$’000	$’000
Assets

Current assets
Cash and cash equivalents	10	3,939	6,867
Trade and other receivables	11	20,194	19,003
Accrued income		9,146	8,062
Other financial assets	12	3,987	3,851
Other assets	17	1,912	1,930
		39,178	39,713
Non-current assets classified as held for sale	13	2,083	-
Total current assets		41,261	39,713

Non-current assets
Other financial assets	12	18,944	16,640
Property, plant and equipment	14	13,704	13,023
Right-of-use assets	15	31,923	26,939
Intangible assets	16	122,837	101,845
Other assets	17	1,248	797
Total non-current assets		188,656	159,244

Total assets		229,917	198,957

Liabilities

Current liabilities
Trade and other payables	18	10,600	8,818
Contract liabilities		5,578	5,147
Borrowings	19	36,884	22,130
Lease liabilities	20	4,475	3,912
Current tax liabilities	8	3,945	2,187
Provisions	21	5,981	5,124
Contingent consideration	22	2,426	3,739
Other financial liabilities	23	1,913	2,674
Total current liabilities		71,802	53,731

Non-current liabilities
Borrowings	19	37,796	43,176
Lease liabilities	20	32,932	28,017
Deferred tax liabilities	8	1,676	1,636
Provisions	21	746	696
Contingent consideration	22	8,855	3,252
Other financial liabilities	23	3,429	1,973
Total non-current liabilities		85,434	78,750

Total liabilities		157,236	132,481

Net assets		72,681	66,476

The above consolidated statements of financial position should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of financial position As at 30 June 2026 and 30 June 2025

		Consolidated
	Note	2026	2025
		$’000	$’000
Equity
Issued capital	24	16,830	16,851
Reserve	25	(2,093)	(300)
Retained profits		15,495	11,873
Equity attributable to the owners of Kelly Partners Group Holdings Limited		30,232	28,424
Non-controlling interests		42,449	38,052

Total equity		72,681	66,476

The above consolidated statements of financial position should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of changes in equity For the year ended 30 June 2026, 30 June 2025 and 30 June 2024

	Issued		Retained	Non-controlling
	capital	Reserve	profits	interests	Total equity
Consolidated	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2023	13,470	(30)	7,100	14,931	35,471

Profit after income tax expense for the year	-	-	3,525	10,713	14,238
Other comprehensive income for the year, net of tax	-	(14)	-	(40)	(54)

Total comprehensive income for the year	-	(14)	3,525	10,673	14,184

Transactions with owners in their capacity as owners:
Equity attributable to acquisitions	-	-	-	13,128	13,128
Contribution from non-controlling interests	-	-	-	559	559
Purchase/sale of equity interest in subsidiary	-	-	164	(193)	(29)
Distributions to non-controlling interests	-	-	-	(9,385)	(9,385)
Dividends paid	-	-	(1,576)	-	(1,576)

Balance at 30 June 2024	13,470	(44)	9,213	29,713	52,352

	Issued		Retained	Non-controlling
	capital	Reserve	profits	interests	Total equity
Consolidated	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2024	13,470	(44)	9,213	29,713	52,352

Profit after income tax expense for the year	-	-	3,413	13,023	16,436
Other comprehensive income for the year, net of tax	-	(256)	-	(332)	(588)

Total comprehensive income for the year	-	(256)	3,413	12,691	15,848

Transactions with owners in their capacity as owners:
Issue of shares net of transaction costs (note 24)	4,162	-	-	-	4,162
Share buy-back (note 24)	(781)	-	-	-	(781)
Equity attributable to acquisitions	-	-	-	13,861	13,861
Contribution from non-controlling interests	-	-	-	854	854
Purchase/sale of equity interest in subsidiary	-	-	(753)	-	(753)
Distributions to non-controlling interests	-	-	-	(19,067)	(19,067)

Balance at 30 June 2025	16,851	(300)	11,873	38,052	66,476

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of changes in equity For the year ended 30 June 2026, 30 June 2025 and 30 June 2024

	Issued		Retained	Non-controlling
	capital	Reserve	profits	interests	Total equity
Consolidated	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2025	16,851	(300)	11,873	38,052	66,476

Profit after income tax expense for the year	-	-	3,533	14,095	17,628
Other comprehensive income for the year, net of tax	-	(1,793)	-	(1,055)	(2,848)

Total comprehensive income for the year	-	(1,793)	3,533	13,040	14,780

Transactions with owners in their capacity as owners:
Equity attributable to acquisitions	-	-	-	6,938	6,938
Contribution from non-controlling interests	-	-	-	61	61
Purchase/sale of equity interest in subsidiary	-	-	89	-	89
Distributions to non-controlling interests	-	-	-	(15,642)	(15,642)
Cost of raising equity (note 24)*	(21)	-	-	-	(21)

Balance at 30 June 2026	16,830	(2,093)	15,495	42,449	72,681

*	Cost of raising equity relates to June 2025 internal capital raising from partners.

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Consolidated statements of cash flows For the year ended 30 June 2026, 30 June 2025 and 30 June 2024

		Consolidated
	Note	2026	2025	2024
		$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers		171,656	146,512	118,417
Payments to suppliers and employees		(125,196)	(107,849)	(86,226)
Government grants received		-	-	77
Other income		1,459	513	193
Finance costs paid		(5,714)	(4,453)	(3,733)
Income taxes paid		(3,316)	(3,456)	(3,114)

Net cash from operating activities	35	38,889	31,267	25,614

Cash flows from investing activities
Payment for purchase of businesses	33	(16,806)	(10,563)	(8,850)
Payment for contingent consideration	22	(3,650)	(1,832)	(2,977)
Proceeds/(payments) of sale or purchase of equity interest in subsidiary		89	(617)	2,234
Proceeds from sale of business		-	-	1,195
Payments for property, plant and equipment		(4,233)	(2,430)	(3,421)
Payments for intangibles		(88)	(100)	(862)
Proceeds from disposal of intangibles		-	76	107
Payments to employee share scheme trust	32	(460)	(1,101)	(274)
Loans advanced to partners		(3,047)	(7,323)	(3,357)
Proceeds from repayments of loans		2,020	4,383	872
Proceeds from fitout contribution		-	-	454
Payments in respect of deposits		(516)	(269)	58

Net cash used in investing activities		(26,691)	(19,776)	(14,821)

Cash flows from financing activities
Proceeds from issue of shares, net of transaction costs	24	-	3,777	-
Payments for share buy-back	24	-	(781)	-
Payment for cost of raising equity	24	(21)	-	-
Proceeds from borrowings	35	23,055	33,147	20,413
Repayment of borrowings	35	(13,465)	(19,775)	(10,328)
Loans advanced to related parties		(2,357)	(3,164)	(187)
Proceeds from equity contribution, non-controlling interests		61	854	559
Dividends paid		-	-	(1,576)
Distributions paid to non-controlling interests		(15,642)	(19,067)	(9,385)
Repayment of lease liabilities	35	(6,517)	(6,412)	(5,529)
Proceeds from sub-lease		-	26	80

Net cash used in financing activities		(14,886)	(11,395)	(5,953)

Net (decrease)/increase in cash and cash equivalents		(2,688)	96	4,840
Cash and cash equivalents at the beginning of the financial year		(847)	(943)	(5,783)

Cash and cash equivalents at the end of the financial year	10	(3,535)	(847)	(943)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 1. General information

The consolidated financial statements cover Kelly Partners Group Holdings Limited (the Company’ or ‘parent entity’) and its controlled entities as a consolidated entity consisting of Kelly Partners Group Holdings Limited and the entities (the Group’) controlled at the end of, or during, the year. The consolidated financial statements are presented in Australian dollars which is Kelly Partners Group Holdings Limited’s functional and presentation currency.

Kelly Partners Group Holdings Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 8,

32 Walker Street,

North Sydney, NSW 2060

The principal continuing activities of the Group were the provision of chartered accounting and other professional services, predominantly to private businesses and high net worth individuals.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 18 September 2026 .

Note 2. Material accounting policy information

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting (IFRS) Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities at fair value.

Critical accounting estimates

The preparation of consolidated financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

New or amended Accounting Standards and Interpretations adopted

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group during the financial year ended 30 June 2026.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2026. The Group is assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements, which becomes effective for annual reporting periods commencing on or after 1 January 2027. The standard introduces new presentation and disclosure requirements, including requirements relating to management performance measures. The Group currently reports non-IFRS financial measures including Underlying EBITDA, Underlying NPATA and Owners’ Earnings and is assessing the impact of the new requirements on future disclosures.

Net deficiency in working capital

As at 30 June 2026, the consolidated statement of financial position reflected an excess of current liabilities over current assets of $30,541,000 (30 June 2025: $14,018,000). The working capital deficit was caused by current lease liabilities and current bank loan balances relating to acquisitions. both of which are repaid from earnings rather than from working capital. The business manages its working capital effectively, which includes regular profit distributions to the parent entity and non-controlling interests (NCI). These distributions are discretionary and could be ceased, which would increase working capital.

The Group’s current borrowings total $36,884,000 (30 June 2025: $22,130,000), of which $7,474,000 is working capital debt and $18,162,000 of term debt for which the term debt is currently being refinanced with the financier. The refinancing had not been finalised at the date of this report.

The Directors have prepared a cashflow forecast covering a period in excess of 12 months from the date of signing this financial report, comprising a range of scenarios each of which demonstrates that the Group is able to meet its liabilities as and when they fall due. All scenarios show ample headroom in the Group’s cashflow and facilities to satisfy any bank debts due. The Group was in compliance with its banking covenants at 30 June 2026 and is forecast to remain in compliance throughout the forecast period.

On this basis, the Directors are satisfied that the Group is able to meet its working capital liabilities through the normal cyclical nature of receipts and payments and the financing arrangements described above, and the financial statements have been prepared on a going concern basis. The Directors have concluded that no material uncertainty exists that may cast significant doubt upon the Group’s ability to continue as a going concern.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kelly Partners Group Holdings Limited as at 30 June 2026 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interests acquired is recognised directly in equity attributable to the parent.

Non-controlling interests (‘NCI’) are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. NCI in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the Group. Losses incurred by the Group are attributed to the non-controlling interests in full, even if that results in a deficit balance.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interests in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into the entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Revenue recognition

The Group recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are initially recognised as deferred revenue in the form of a separate refund liability.

Professional services revenue

Each contract with a customer details the transaction price, which is either based on a variable pricing method based on hours worked or a fixed price. The transaction price allocated to the performance obligation is determined at the amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The contract terms enforces payments from customers as the performance obligation is being undertaken, therefore revenue is recognised over time.

Commissions and other income

Commissions and other income is recognised when it is received or when the right to receive the payment is established.

Government grants

Grants from the government are recognised at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

An income tax benefit will arise for the financial year where an income tax loss is incurred and, where permitted to do so, is carried-back against a qualifying prior period’s tax payable to generate a refundable tax offset.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Kelly Partners Group Holdings Limited (the ‘head entity’) and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ‘separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the tax consolidated group. The tax funding arrangement ensures that the intercompany charge equals the current tax liability or benefit of each tax consolidated group member, resulting in neither a contribution by the head entity to the subsidiaries nor a distribution by the subsidiaries to the head entity.

Discontinued operations

A discontinued operation is a component of the Group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right at the end of the reporting period to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts (as they are repayable on demand and form an integral part of the Group’s cash management system), which are shown within borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement immediately.

The Group has applied the simplified approach under IFRS 9 Financial Instruments in measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Accrued income and contract liabilities

An accrued income asset arises where the Group has performed by transferring goods or services to a customer prior to the receipt of consideration from the customer or prior to payment becoming due and represents the Group’s right to consideration for the transferred good or service. Accrued income assets are accounted for as contract assets under IFRS 15 Revenue from Contracts with Customers. Upon completion of the performance obligations, the amount recognised is reclassified to trade receivables. Contract assets are required to be assessed for impairment under IFRS 9 using the same approach described above for trade receivables.

Contract liabilities represent the Group’s obligation to transfer services to a customer and are recognised when a customer pays consideration, or when the Group recognises a receivable to reflect its right to consideration (whichever is earlier) before the Group has transferred the services to the customer.

When a customer pays in advance, the amount received by the Group is recognised as a contract liability until the service has been provided to the customer. Considering the nature of the Group’s engagements the accrued income and contract liabilities are presented as current.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Other financial assets

Other financial assets predominately relates to loans to partners. These are classified as amortised cost as both of the following criteria are met:

●	the asset is held within a business model whose objective is to collect the contractual cash flows; and

●	the contractual terms represent cash flows that are solely payments of principal and interest.

Non-current assets or disposal groups classified as held for sale

Non-current assets and assets of disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continued use. They are measured at the lower of their carrying amount and fair value less costs of disposal. For non-current assets or assets of disposal groups to be classified as held for sale, they must be available for immediate sale in their present condition and their sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write down of the non-current assets and assets of disposal groups to fair value less costs of disposal. A gain is recognised for any subsequent increases in fair value less costs of disposal of non-current assets and assets of disposal groups, but not in excess of any cumulative impairment loss previously recognised.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of assets held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of disposal groups classified as held for sale are presented separately on the face of the statement of financial position, in current assets. The liabilities of disposal groups classified as held for sale are presented separately on the face of the statement of financial position, in current liabilities.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Buildings	40 years
Leasehold improvements	3-10 years
Plant and equipment	3-7 years
Motor vehicles	8 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Leasehold improvements are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Group has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill

Goodwill arises on the acquisition of a business. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Brand names and intellectual property

Brand names and intellectual property have indefinite useful lives and are not amortised. Management considers that the useful lives of brands names and intellectual property are indefinite because there is no foreseeable limit to the cash flows these assets can generate. This is reassessed every year. Instead, they are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses.

Customer relationships

Customer contracts acquired in a business combination are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 3 to 7 years.

Software - computer software

Significant costs associated with computer software are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 3 years.

Other intangible assets

Significant costs associated with other intangible assets are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 10 years.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans and borrowings are classified as non-current.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the Group’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Group as a lessor

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Leases in which the Group transfers substantially all the risks and rewards incidental to the ownership of an asset are classified as a finance lease, where the asset is recognised on the statement of financial position and presented as a lease receivable at an amount equal to the net investment in the lease. The interest rate implicit in the lease is used to measure the net investment in the lease. Initial direct costs are included in the initial measurement of the net investment in the lease.

Finance costs

All finance costs are expensed in the period in which they are incurred.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques used to measure fair value are those that are appropriate in the circumstances and which maximise the use of relevant observable inputs and minimise the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share buy-back

Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of Kelly Partners Group Holdings Limited as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of Kelly Partners Group Holdings Limited.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interests in the acquiree. For each business combination, the non-controlling interests in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 2. Material accounting policy information (continued)

On the acquisition of a business, the Group assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the Group remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interests in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interests in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Kelly Partners Group Holdings Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Rounding of amounts

Amounts are rounded to the nearest thousand, unless otherwise stated.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Allowance for expected credit losses

The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on shared credit risk characteristics and on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include past default experience of the debtor profile and an assessment of the historical loss rates.

Accrued income

An accrued income asset arises where the Group has performed by transferring services to a customer prior to the receipt of consideration from the customer and represents the Group’s right to consideration for the transferred services. While assessing the accrued income balance, a degree of estimation needs to be applied on its recoverability and the assessment is primarily based on the Operating Business Owner’s professional judgement on the proportionate completion of the performance obligations in comparison to the transaction price stated in the contract. The Group uses the input method in measuring services performed because there is a direct relationship between the Group’s performance (based on actual labour hours) and the service transferred to the customer.

Determination of variable consideration

Judgement is exercised in estimating variable consideration which is determined having regard to past experience with respect to the services required to be performed when the contract contains a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The Group assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 3. Critical accounting judgements, estimates and assumptions (continued)

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the Group’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The Group reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Group estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision

As discussed in note 2, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in note 2, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Group taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Note 4. Operating segments

The Group is organised into three reportable segments: (1) Accounting, (2) Other services and (3) Other income (refer to note 6).

The principal products and services of each of these reportable segments are as follows:

Accounting	Accounting and taxation services, corporate secretarial, outsourced CFO, audits, business structuring, bookkeeping, and all other accounting related services.

Other services	Financial broking services, wealth management, investment office, offshore staffing recruitment and all other non-accounting services.

The operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 4. Operating segments (continued)

Operating reportable segment information

		Other	Other
	Accounting	services	income	Total
Consolidated	$’000	$’000	$’000	$’000

Year ended 30 June 2026:

Revenue	145,826	14,741	1,981	162,548
Employment and related expenses	77,814	5,048	-	82,862
EBITDA	39,960	4,608	-	44,568
Profit before income tax expense	15,915	4,051	-	19,966

Profit after income tax				17,628
Finance costs, net of interest income				7,793
Income tax expense				2,338
Depreciation and amortisation expense				16,809
EBITDA				44,568

Segment assets, liabilities and net assets at 30 June 2026:

Current assets	34,557	6,704	-	41,261
Non-current assets	183,490	5,166	-	188,656
Current liabilities	(67,363)	(4,439)	-	(71,802)
Non-current liabilities	(82,880)	(2,554)	-	(85,434)
Net assets	67,804	4,877	-	72,681

		Other	Other
	Accounting	services	income	Total
Consolidated	$’000	$’000	$’000	$’000
Year ended 30 June 2025:
Revenue	127,908	6,699	1,576	136,183
Employment and related expenses	63,710	2,321		66,031
EBITDA	36,696	2,568	-	39,264
Profit before income tax expense	15,399	2,380	-	17,779

Profit after income tax expense				16,436
Finance costs				7,012
Income tax expense				1,343
Depreciation and amortisation expense				14,473
EBITDA				39,264
Segment assets, liabilities and net assets at 30 June 2025:
Current assets	36,110	3,603	-	39,713
Non-current assets	156,824	2,420	-	159,244
Current liabilities	(52,409)	(1,322)	-	(53,731)
Non-current liabilities	(77,232)	(1,518)	-	(78,750)
Net assets	63,293	3,183	-	66,476

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 4. Operating segments (continued)

		Other	Other	Continuing	Discontinued
	Accounting	services	income	operations	operations	Total
Consolidated	$’000	$’000	$’000	$’000	$’000	$’000
Year ended 30 June 2024:
Revenue	102,750	5,393	1,040	109,183	1,349	110,532
Employment and related expenses	52,351	1,892	-	54,243	861	55,104
EBITDA	31,284	2,220	-	33,504	1,230	34,734
Profit before income tax expense	13,555	2,068	-	15,623	996	16,619

Profit after income tax expense						14,238
Finance costs						5,819
Income tax expense						2,381
Depreciation and amortisation expense						12,296
EBITDA						34,734
Segment assets, liabilities and net assets at 30 June 2024:
Current assets	25,889	2,649	-	28,538	838	29,376
Non-current assets	128,526	1,414	-	129,940	-	129,940
Current liabilities	(36,246)	(1,037)	-	(37,283)	(329)	(37,612)
Non-current liabilities	(68,185)	(1,167)	-	(69,352)	-	(69,352)
Net assets	49,984	1,859	-	51,843	509	52,352

Geographical information

	Revenue from external customers			Geographical non-current assets
	2026	2025	2024	2026	2025	2024
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	130,144	113,572	104,704	154,681	132,049	123,978
USA	24,607	19,182	4,147	25,311	20,330	5,673
Others	5,816	1,853	641	8,664	6,865	289
	160,567	134,607	109,492	188,656	159,244	129,940

Note 5. Professional services revenue

	Consolidated
	2026	2025	2024
From continuing operations	$’000	$’000	$’000
Professional services revenue	160,567	134,607	108,143

Disaggregation of revenue

The Group derives its revenue from the provision of accounting, tax and other professional services. No single client contributed more than 1% of the Group’s total revenue during the financial year ended 30 June 2026, 30 June 2025 and 30 June 2024. Refer to note 4 for more information on segments.

Timing of revenue recognition

The revenue from provision of services from contracts with customers is recognised over time.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 6. Other income

	Consolidated
	2026	2025	2024
From continuing operations	$’000	$’000	$’000
Remeasurement of lease liabilities	138	262	5
Change in fair value of contingent consideration (note 22)	104	574	764
Commissions	435	439	144
Other income	120	74	127
Interest income	1,184	227	-
Other income	1,981	1,576	1,040

Note 7. Expenses

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Profit before income tax from continuing operations includes the following specific expenses:

Depreciation and amortisation
Depreciation right-of-use of assets	4,798	4,893	4,237
Depreciation property, plant and equipment	2,432	2,148	2,073
Amortisation of intangible assets	9,579	7,432	5,821
	16,809	14,473	12,131
Finance costs
Interest and finance charges paid/payable on lease liabilities	2,469	2,068	1,813
Interest on bank overdrafts and loans	5,714	4,453	3,422
Interest on unwinding retention	794	491	516
	8,977	7,012	5,751
Net loss on disposal
Net loss on disposal of property, plant and equipment	280	81	210
Employment and related expenses
Salaries, wages and contractors	74,429	59,633	49,001
Superannuation*	4,372	3,755	3,331
Other on costs	4,229	2,706	2,053
Employee leave	(168)	(63)	(142)
Total employment and related expenses	82,862	66,031	54,243

*	Superannuation as a percentage of salaries, wages and contractors may vary from year to year due to changes in salary sacrifice arrangements as well as changes to contractor engagements.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 8. Income tax

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Income tax expense
Current tax	4,870	3,499	3,881
Origination and reversal of temporary differences	(2,667)	(1,817)	(1,500)
Adjustment recognised for prior periods	135	(339)	-

Aggregate income tax expense	2,338	1,343	2,381

Income tax expense is attributable to:
Profit from continuing operations	2,338	1,343	2,082
Profit from discontinued operations	-	-	299

Aggregate income tax expense	2,338	1,343	2,381

Numerical reconciliation of income tax expense and tax at the statutory rate
Profit before income tax expense from continuing operations	19,966	17,779	15,623
Profit before income tax expense from discontinued operations	-	-	996

	19,966	17,779	16,619

Tax at the statutory tax rate of 30%	5,990	5,334	4,986
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Other non-taxable items	952	21	442
	6,942	5,355	5,428
Current year tax losses not recognised	-	35	-
Difference in overseas tax rates	(143)	(54)	(6)
Adjustment recognised for prior periods	135	(339)	-
Distributions to non-controlling interests	(4,596)	(3,654)	(3,041)

Income tax expense	2,338	1,343	2,381

As the majority of operating businesses are structured as partnerships, the income tax expense attributable to the non-controlling interests in these partnerships is not included in the consolidated accounts. This is with the exception of subsidiaries that are in a corporate structure where the consolidated income tax expense is included in the profit attributable to non-controlling interests in these subsidiaries. The remaining balance of the consolidated income tax expense is included in the profit attributable to the shareholders in the parent entity.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 8. Income tax (continued)

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Amounts recognised in profit or loss:
Accrued expenses	(1,529)	(1,321)	(1,073)
Income assessable on receipt	627	672	421
Differences between accounting and tax depreciation	97	203	344
Customer relationship intangibles	5,673	4,369	4,814
Leases	(1,072)	(875)	(796)
Blackhole expenditure	(601)	(677)	-
Deferred tax liability	3,195	2,371	3,710
Accrued expenses	66	(142)	(216)
Income assessable on receipt	23	-	(48)
Leases	(224)	(91)	-
Tax losses	(17)	(365)	-
Customer relationship intangibles	(1,367)	(137)	-
Deferred tax asset	(1,519)	(735)	(264)
Net Deferred tax liability	1,676	1,636	3,446

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Movements:
Opening balance	1,636	3,446	3,038
Credited to profit or loss	(2,667)	(1,817)	(1,500)
Additions through business combinations (note 33)	2,348	971	2,377
Other movements	359	(964)	(469)
	1,676	1,636	3,446

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Provision for income tax
Provision for income tax	3,945	2,187	2,373

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 9. Earnings per share

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Earnings per share for profit from continuing operations
Profit after income tax	17,628	16,436	13,541
Non-controlling interests	(14,095)	(13,023)	(10,225)
Profit after income tax attributable to the owners of Kelly Partners Group Holdings Limited	3,533	3,413	3,316

	Cents	Cents	Cents
Basic earnings per share	7.80	7.60	7.37
Diluted earnings per share	7.80	7.60	7.37

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Earnings per share for profit from discontinued operations
Profit after income tax	-	-	697
Non-controlling interests	-	-	(488)
Profit after income tax attributable to the owners of Kelly Partners Group Holdings Limited	-	-	209

	Cents	Cents	Cents
Basic earnings per share	-	-	0.46
Diluted earnings per share	-	-	0.46

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000
Earnings per share for profit
Profit after income tax	17,628	16,436	14,238
Non-controlling interests	(14,095)	(13,023)	(10,713)
Profit after income tax attributable to the owners of Kelly Partners Group Holdings Limited	3,533	3,413	3,525

	Cents	Cents	Cents
Basic earnings per share	7.80	7.60	7.83
Diluted earnings per share	7.80	7.60	7.83

	Number	Number	Number
Weighted average number of ordinary shares
Weighted average number of ordinary shares used in calculating basic earnings per share	45,274,957	44,919,824	45,000,000
Weighted average number of ordinary shares used in calculating diluted earnings per share	45,274,957	44,919,824	45,000,000

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 10. Cash and cash equivalents

	Consolidated
	2026	2025
	$’000	$’000
Cash at bank and in hand	3,939	6,867
Reconciliation to cash and cash equivalents at the end of the financial year
The above figures are reconciled to cash and cash equivalents at the end of the financial year as shown in the statement of cash flows as follows:
Balances as above	3,939	6,867
Bank overdrafts (note 19)	(7,474)	(7,714)
Balance as per statement of cash flows	(3,535)	(847)

Note 11. Trade and other receivables

	Consolidated
	2026	2025
	$’000	$’000
Current assets
Trade receivables	21,365	19,942
Less: Allowance for expected credit losses	(1,171)	(939)
	20,194	19,003

Allowance for expected credit losses

The Group has recognised a loss of $772,000 (2025: $343,000) in respect of the expected credit losses for the year ended 30 June 2026. The Group has written off uncollectable receivables of $540,000 (2025: $327,000) during the year ended 30 June 2026.

The ageing of the receivables and allowance for expected credit losses provided for above are as follows:

	Expected credit loss rate		Carrying amount		Allowance for expected credit losses
	2026	2025	2026	2025	2026	2025
Consolidated	%	%	$’000	$’000	$’000	$’000
0 to 3 months overdue	0.67%	1.13%	15,986	15,495	109	176
3 to 6 months overdue	3.92%	5.27%	3,431	3,291	134	173
Over 6 months overdue	47.75%	51.02%	1,948	1,156	928	590
			21,365	19,942	1,171	939

The Group has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the Group based on recent sales experience, historical collection rates and forward-looking information that is available.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 11. Trade and other receivables (continued)

Movements in the allowance for expected credit losses are as follows:

	Consolidated
	2026	2025
	$’000	$’000
Opening balance	939	923
Additional provisions recognised	772	343
Receivables written off during the year as uncollectable	(540)	(327)
Closing balance	1,171	939

Note 12. Other financial assets

	Consolidated
	2026	2025
	$’000	$’000
Current assets
Loans to partners	3,987	3,851

Non-current assets
Loans to partners	8,632	9,295
Loans to related parties (note 32)	10,038	7,345
Loans to third parties	274	-
	18,944	16,640
	22,931	20,491

Loans to partners primarily represents amounts of money which have first been borrowed on the balance sheet of various controlled entities, and then secondly on lent to partners to assist them with their purchase of equity into that entity. This results in the controlled entity having both a financial liability to the financier, and a corresponding financial asset to the partner. These loans are typically repaid over a four to eight year period. As the loans are repaid by the partners and the financial asset amortises, there is a corresponding amortisation in the financial liability. Repayment of these loans is typically from partner profit distributions.

Note 13. Non-current assets classified as held for sale

	Consolidated
	2026	2025
	$’000	$’000
Current assets
Land and buildings	1,891	-
Leasehold improvements	192	-
	2,083	-

The balance represents the Canberra property and related leasehold improvements, held by Kelly Partners (Canberra) Property Trust. During the financial year, management approved a plan of disposal as the property is no longer required for the Group’s operations. Settlement is expected within one year and the sale is considered probable, accordingly the asset was classified as held for sale at 30 June 2026.

The asset is measured at the lower of carrying amount and fair value less costs of disposal. No impairment loss has been recognised. This is a non-recurring fair value measurement categorised within Level 2 of the fair value hierarchy.

Depreciation ceased on classification. Carrying amounts of $1,891,000 (land and buildings) and $192,000 (leasehold improvements) were transferred from property, plant and equipment (note 14). The disposal is not a discontinued operation.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 14. Property, plant and equipment

	Consolidated
	2026	2025
	$’000	$’000
Non-current assets
Land and buildings - at cost	2,131	4,224
Less: Accumulated depreciation	(246)	(364)
	1,885	3,860
Leasehold improvements - at cost	12,398	8,686
Less: Accumulated depreciation	(4,382)	(3,628)
	8,016	5,058
Plant and equipment - at cost	8,225	7,403
Less: Accumulated depreciation	(4,928)	(4,011)
	3,297	3,392

Motor vehicles - at cost	1,262	1,456
Less: Accumulated depreciation	(756)	(743)
	506	713
	13,704	13,023

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land and buildings	Leasehold improve-ments	Plant and equipment	Motor vehicles	Total
Consolidated	$’000	$’000	$’000	$’000	$’000
Balance at 1 July 2024	4,538	4,632	3,662	599	13,431
Additions	-	1,202	874	352	2,428
Additions through business combinations (note 33)	-	-	64	-	64
Disposals - written down value	(570)	(15)	(134)	(43)	(762)
Exchange differences	-	4	6	-	10
Depreciation expense	(108)	(765)	(1,080)	(195)	(2,148)
Balance at 30 June 2025	3,860	5,058	3,392	713	13,023
Additions	-	3,247	987	-	4,234
Additions through business combinations (note 33)	-	1,257	210	26	1,493
Classified as held for sale (note 13)	(1,891)	(192)	-	-	(2,083)
Disposals - written down value	-	(191)	(95)	(41)	(327)
Exchange differences	-	(144)	(43)	(17)	(204)
Depreciation expense	(84)	(1,019)	(1,154)	(175)	(2,432)
Balance at 30 June 2026	1,885	8,016	3,297	506	13,704

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 15. Right-of-use assets

	Consolidated
	2026	2025
	$’000	$’000
Non-current assets
Land and buildings - right-of-use assets	47,323	38,090
Less: Accumulated depreciation	(15,530)	(11,322)
	31,793	26,768
Plant and equipment - right-of-use	266	496
Less: Accumulated depreciation	(136)	(325)
	130	171
	31,923	26,939

The Group leases land and buildings for its offices under agreements of between 2 to 14 years with, in some cases, options to extend. On renewal, the terms of the leases are renegotiated. The Group also leases office and information technology equipment under agreements of between 2 to 5 years.

For other IFRS 16 and lease related disclosures refer to the following:

●	note 7 for details of depreciation on right-of-use assets, interest on lease liabilities and other lease payments;

●	note 20 for lease liabilities and maturities of lease liabilities;

●	consolidated statement of cash flow for repayment of lease liabilities.

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land and buildings	Plant and equipment	Total
Consolidated	$’000	$’000	$’000
Balance at 1 July 2024	24,187	203	24,390
Additions	6,952	43	6,995
Additions through business combinations (note 33)	1,498	-	1,498
Exchange differences	(41)	2	(39)
Adjustments as a result of a different treatment of extension and termination options	(1,012)	-	(1,012)
Depreciation expense	(4,816)	(77)	(4,893)
Balance at 30 June 2025	26,768	171	26,939
Additions	5,966	24	5,990
Additions through business combinations (note 33)	5,282	-	5,282
Exchange differences	(620)	(6)	(626)
Adjustments as a result of a different treatment of extension and termination options	(864)	-	(864)
Depreciation expense	(4,739)	(59)	(4,798)
Balance at 30 June 2026	31,793	130	31,923

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 16. Intangible assets

	Consolidated
	2026	2025
	$’000	$’000

Non-current assets
Goodwill - at cost	78,580	60,036

Brand names and intellectual property - at cost	3,300	3,300

Customer relationships - at cost	73,605	62,513
Less: Accumulated amortisation	(33,136)	(24,578)
	40,469	37,935

Computer software and other intangible assets- at cost	1,919	1,862
Less: Accumulated amortisation	(1,431)	(1,288)
	488	574

	122,837	101,845

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

		Brand names and intellectual	Customer	Computer
	Goodwill	property	relationships	Software	Total
Consolidated	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2024	48,104	3,300	29,507	878	81,789
Additions	-	-	398	-	398
Additions through business combinations (note 33)	13,146	-	15,580	-	28,726
Disposals - written down value	-	-	(179)	(4)	(183)
Remeasurement of intangible assets (note 33)	(895)	-	-	-	(895)
Exchange differences	(319)	-	(239)	-	(558)
Amortisation expense	-	-	(7,132)	(300)	(7,432)

Balance at 30 June 2025	60,036	3,300	37,935	574	101,845
Additions	-	-	27	63	90
Additions through business combinations (note 33)	19,488	-	12,848	-	32,336
Disposals - written down value	-	-	-	-	-
Remeasurement of intangible assets (note 33)	(27)	-	27	-	-
Exchange differences	(917)	-	(937)	-	(1,854)
Amortisation expense	-	-	(9,431)	(149)	(9,580)

Balance at 30 June 2026	78,580	3,300	40,469	488	122,837

Brand names and intellectual property have indefinite useful lives and are not amortised.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 16. Intangible assets (continued)

Impairment testing

In disclosing the carrying amount of goodwill allocated to each cash-generating units (‘CGU’), a materially threshold of 10% of the total value of goodwill was used. Any individual CGU with a carrying amount of goodwill under the threshold is grouped in the ‘Other entities’ category. The aggregate carrying amount of goodwill allocated to each CGU is:

	Goodwill	Brand names and intellectual property	Total
2026 - Consolidated	$’000	$’000	$’000

Kelly Partners Group Holdings	13,665	574	14,239
Other entities	64,915	2,726	67,641
	78,580	3,300	81,880

	Goodwill	Brand names and intellectual property	Total
2025 - Consolidated	$’000	$’000	$’000

Kelly Partners FRS LLC	7,590	417	8,007
Kelly Partners Sydney Pty Ltd	7,283	400	7,683
Kelly Partners Griffith Partnership	6,435	354	6,789
Other entities	38,728	2,129	40,857
	60,036	3,300	63,336

During FY2026, the Group completed two acquisitions which increased the goodwill allocated to Kelly Partners Group Holdings, resulting in this CGU being the only CGU with a carrying amount of goodwill exceeding 10% of the Group’s total goodwill balance and therefore requiring separate disclosure. Following a reassessment of the Group’s CGU structure, goodwill allocated to all other CGUs falls below the Group’s disclosure threshold and is presented on an aggregated basis within ‘Other entities’.

The recoverable amount of each CGU above is determined based on value in use calculations. These calculations use cashflow projections over a five year period, based on financial budgets approved by management. These budgets use historical growth rates to project revenue. Costs are calculated taking into account historical gross margins as well as estimated inflation rates over the period which are consistent with inflation rates applicable to the locations in which the CGU operates. With regard to the assessment of the CGU’s, management believes that no reasonable possible change in any of the key assumptions used would cause the carrying value of the unit to exceed its recoverable amount.

The following assumptions were used in the calculations:

	Consolidated
	2026	2025
	%	%

Growth rate	4.0%	4.0%
Terminal growth rate	2.5%	2.5%
Discount rate	11.0%	10.1%

The discount rate is calculated on a post-tax basis using the Weighted Average Cost of Capital (‘WACC’) of the Group, taking into account the Group’s sources of capital including listed equity, unlisted equity and bank debt.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 16. Intangible assets (continued)

Sensitivity

As disclosed in note 3, the directors have made judgements and estimates in respect of impairment testing of goodwill. Should these judgements and estimates not occur the resulting goodwill carrying amount may decrease. The sensitivities are as follows:

●	Revenue would need to decrease by more than 21.8% before goodwill would need to be impaired, with all other assumptions remaining constant.

●	The discount rate would be required to increase to 12.1% before goodwill would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount of goodwill is based would not cause the cash-generating unit’s carrying amount to exceed its recoverable amount.

If there are any negative changes in the key assumptions on which the recoverable amount of goodwill is based, this would result in a further impairment charge for the goodwill.

Note 17. Other assets

	Consolidated
	2026	2025
	$’000	$’000

Current assets
Prepayments	1,854	1,141
Other	58	789

	1,912	1,930

Non-current assets
Deposits	1,174	718
Other	74	79

	1,248	797

	3,160	2,727

Note 18. Trade and other payables

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Trade payables	2,236	2,320
GST payable	3,411	2,690
Sundry payables and accrued expenses	4,953	3,808

	10,600	8,818

Refer to note 27 for further information on financial instruments.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 19. Borrowings

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Bank overdrafts	7,474	7,714
Bank loans	28,235	13,241
Related party loans (note 32)	1,175	1,175
	36,884	22,130
Non-current liabilities
Bank loans	37,796	43,176
	74,680	65,306

Refer to note 27 for further information on financial instruments.

Controlled entities’ facilities

The Group has banking facilities in place with Westpac for all of its operating businesses. The facilities consist of overdraft facilities, term loans, bank guarantees and other ancillary facilities.

Each subsidiary’s debt facilities is granted security by that entity, the corporate partners of that entity, limited personal guarantees of the operating business owners, and a guarantee provided by the parent over all existing and future assets and undertakings.

Subsidiaries also have bilateral arrangements in place with Westpac and other financiers for other facilities including credit cards, equipment finance, and bank guarantees. These facilities and their securities are permitted under the Westpac arrangements.

Parent entity facilities

As at 30 June 2026, the parent has a line of term credit with an amortised balance of $28,500,000. The debt facilities are granted security over the parent entity, as well as the guarantor group which comprises Kelly Partners Group Holdings Limited and the majority of its wholly owned subsidiaries.

The parent entity also has bilateral arrangements in place with Westpac and other financiers for ancillary facilities including credit cards, equipment finance, and bank guarantees. These facilities and their securities are permitted under the Westpac arrangements.

Covenants

The Group’s financier has financial covenants in place, which may act to limit the total indebtedness of the Group under certain circumstances, such as if there were a significant drop in earnings. As at balance date, the Group is in compliance with its financial covenants, which is applicable six monthly.

Related party loans

Refer to note 32 for further information.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 19. Borrowings (continued)

Financing arrangements

Unrestricted access was available at the reporting date to the following lines of credit:

	Consolidated
	2026	2025
	$’000	$’000

Total facilities
Bank overdraft	19,808	17,961
Bank loans	68,399	63,036
Related party loan	1,175	1,175
	89,382	82,172

Used at the reporting date
Bank overdraft	7,474	7,714
Bank loans	66,031	56,417
Related party loan	1,175	1,175
	74,680	65,306

Unused at the reporting date
Bank overdraft	12,334	10,247
Bank loans	2,368	6,619
Related party loan	-	-
	14,702	16,866

Note 20. Lease liabilities

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Lease liabilities	4,475	3,912

Non-current liabilities
Lease liabilities	32,932	28,017

	37,407	31,929

Refer to note 27 for further information on financial instruments.

Note 21. Provisions

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Employee entitlements	5,981	5,124

Non-current liabilities
Employee entitlements	746	696

	6,727	5,820

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 22. Contingent consideration

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Contingent consideration	2,426	3,739

Non-current liabilities
Contingent consideration	8,855	3,252

	11,281	6,991

Contingent consideration relates to the fair value of the contingent component of the purchase price of the acquisitions completed in the current and prior period(s).

Contingent consideration is classified as Level 3 in the fair value hierarchy and has been estimated using a present value approach. The contingent consideration fair value is estimated by discounting the future cash outflows by the discount rate of 10.1% (FY2025: 8.5%). The discount rate is based on the previous year’s WACC of the Group.

A reconciliation of the movement in contingent consideration for the financial year is set out below:

	Consolidated
	2026	2025
	$’000	$’000

Opening balance	6,991	6,219
Additions	-	297
Additions through business combination (note 33)	7,456	2,425
Change in fair value of contingent consideration	(104)	(574)
Settled in cash	(3,650)	(1,832)
Fair value movement - unwinding of interest	794	491
Exchange differences	(206)	(35)

	11,281	6,991

Change in fair value of contingent consideration relates to acquisition completed where the vendor had not achieved the required targets for the payments of the contingent consideration in full, as well as changes from finalising the fair value of business combinations completed in the prior reporting period as disclosed in note 33.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 23. Other financial liabilities

	Consolidated
	2026	2025
	$’000	$’000

Current liabilities
Loans from partners	1,651	2,570
Loans from others	262	104

	1,913	2,674

Non-current liabilities
Loans from partners	2,464	1,685
Loans from others	965	288

	3,429	1,973

	5,342	4,647

‘Loans from others’ primarily relates to working capital loans provided by vendors to Kelly Partners’ operating businesses as per the terms of the acquisitions. These loans are typically repaid at the same time as the payment of the contingent consideration.

Refer to note 12 for details on loans to partners.

Note 24. Issued capital

	Consolidated
	2026	2025	2026	2025
	Shares	Shares	$’000	$’000

Ordinary shares - fully paid	45,274,957	45,274,957	16,830	16,851

Details	Date	Shares	Issue price	$’000
Balance	1 July 2024	45,000,000		13,470
Share buy-back	15 July 2024	(25,000)	$7.73	(194)
Share buy-back	16 July 2024	(25,000)	$7.56	(190)
Share buy-back	7 Oct 2024	(7,055)	$7.63	(54)
Share buy-back	8 Oct 2024	(7,000)	$7.69	(54)
Share buy-back	9 Oct 2024	(7,945)	$7.92	(63)
Share buy-back	10 Oct 2024	(23,626)	$8.08	(191)
Share buy-back	11 Oct 2024	(4,374)	$8.07	(35)
Issue of shares	27 Jun 2025	374,957	$11.14	4,177
Transaction costs arising on share issue		-		(15)

Balance	30 June 2025	45,274,957		16,851
Cost of raising equity*		-		(21)

Balance	30 June 2026	45,274,957		16,830

*	Cost of raising equity relates to June 2025 internal capital raising from partners.

Ordinary shares

Ordinary shares entitle the holder to participate in any dividends declared and any proceeds attributable to shareholders should the Company be wound up, in proportions that consider both the number of shares held and the extent to which those shares are paid up. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 24. Issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Issue of shares

On the 27 June 2025, the Company raised $4.1m of internal capital by issuing 374,957 ordinary shares, at $11.14 per share, to its operating partners

Share buy-back

On 17 August 2024, the Company announced the continuation of its share buy-back program of up to 500,000 Company’s shares outstanding which expired on 1 September 2025. During the financial year ended 30 June 2026, the Company did not buy-back any shares.

Capital risk management

Management controls the capital of the Group in order to maintain acceptable debt to equity and debt to EBITDA ratios, provide the shareholders and partners with adequate returns and ensure that the Group can fund its operations and continue as a going concern. The Group’s capital includes ordinary share capital and financial liabilities.

There are no externally imposed capital requirements other than the financial covenants outlined in note 19.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and the market. These responses include the management of debt levels, distributions to shareholders and partners and share issues.

There have been no changes to the strategy adopted by management to manage the capital of the Group since the prior year.

Note 25. Reserve

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000

Foreign currency reserve	(2,093)	(300)	(44)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the consolidated financial statements of foreign operations to Australian dollars.

Movements in reserve

Movements in reserve during the current and previous financial years are set out below:

Foreign
currency
Consolidated	$’000

Balance at 1 July 2023	(30)
Foreign currency translation	(54)
Less: share of non-controlling interest	40

Balance at 30 June 2024	(44)
Foreign currency translation	(588)
Less: share of non-controlling interest	332

Balance at 30 June 2025	(300)
Foreign currency translation	(2,848)
Less: share of non-controlling interest	1,055
Balance at 30 June 2026	(2,093)

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 26. Dividends

There were no dividends paid, recommended or declared during the current financial year.

Franking credits

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000

Franking credits available for subsequent financial years	13,508	8,239	5,878

Franking credit is a type of tax credit that enables a company to pass through to shareholders the corporate taxes it paid to mitigate double taxation.

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

●	franking credits that will arise from the payment of the amount of the provision for income tax at the reporting date

●	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date

●	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date

For the parent entity, the franking credits available for subsequent financial years as at the end of the financial year was $11,839,000 (30 June 2025: $7,083,000).

Note 27. Financial instruments

Financial risk management objectives

The Group is exposed to a variety of financial risks through its use of financial instruments: market risk (including interest rate risk and price risk), credit risk and liquidity risk.

The Group’s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets.

The Group does not use derivative financial instruments or speculate in financial assets.

Risk management is carried out by senior management under policies approved by the Board of Directors (‘the Board’). The policies include identification and analysis of the risk exposure of the Group and appropriate procedures, controls and risk limits. Management identifies and evaluates financial risks within the Group’s businesses and reports to the Board on a regular basis.

The Group’s financial instruments consist mainly of deposits with banks, accounts receivable and payable, bank loans and overdrafts, loans to and from subsidiaries, and leases.

Market risk

Price risk

The Group is not exposed to any significant market risk in relation to the prices it charges for the provision of professional services.

Interest rate risk

The Group is exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at floating rates expose the Group to fair value interest rate risk.

The Group’s policy is to minimise interest rate cash flow risk exposures on long-term financing. At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

The following table illustrates the sensitivity on the net result for the year and equity to a reasonably possible change in interest rates of 1% and -1% (2025: +1% and -1%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 27. Financial instruments (continued)

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	2026			2025
	Weighted average interest rate	+1%	-1%	Weighted average interest rate	+1%	-1%
Borrowings	%	$’000	$’000%		$’000	$’000

Bank overdrafts	8.58%	(75)	75	8.00%	(77)	77
Bank loans	8.48%	(660)	660	8.44%	(564)	564

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the consolidated financial statements. The Group does not hold any collateral.

The Group has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the Group based on recent sales experience, historical collection rates and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan and no active enforcement activity.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The Group maintains cash and available facilities to meet its liquidity requirements for up to a minimum 30-day period.

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Liquidity needs are monitored in various time bands, on a day-to-day and week-by-week basis, as well as on the basis of a rolling 30-day projection. Long-term liquidity needs for a 180-day and a 360-day periods are identified monthly.

At the reporting date, these reports indicate that the Group expected to have sufficient liquid resources to meet its obligations under all reasonably expected circumstances.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 27. Financial instruments (continued)

The Group’s financial liabilities have contractual maturities which are summarised below:

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2026%		$’000	$’000	$’000	$’000	$’000

Non-derivatives
Non-interest bearing
Trade payables	-	2,236	-	-	-	2,236
Other payables	-	8,364	-	-	-	8,364
Contingent consideration	-	2,426	1,425	7,430	-	11,281

Interest-bearing
Bank overdraft	8.58%	7,474	-	-	-	7,474
Bank loans*	8.48%	32,708	17,576	21,841	3,892	76,017
Related party loans	11.50%	1,175	-	-	-	1,175
Lease liabilities	7.22%	7,009	6,499	18,456	19,662	51,626
Total non-derivatives		61,392	25,500	47,727	23,554	158,173

Lease liabilities of $7,009,000 includes $3,599,000 payable within 6 months.

*	As at 30 June 2026, bank loans of $10,073,000 represents the current portion of long term debt which is being repaid under scheduled amortisation repayments, and is not expected to be refinanced or face refinance risk.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2025%		$’000	$’000	$’000	$’000	$’000

Non-derivatives
Non-interest bearing
Trade payables	-	2,320	-	-	-	2,320
Other payables	-	6,498	-	-	-	6,498
Contingent consideration	-	3,739	1,114	2,062	76	6,991

Interest-bearing
Bank overdraft	8.00%	7,714	-	-	-	7,714
Bank loans*	8.44%	17,428	22,892	21,346	3,510	65,176
Related party loans	11.50%	1,175	-	-	-	1,175
Lease liabilities	6.64%	5,923	5,633	15,902	15,033	42,491
Total non-derivatives		44,797	29,639	39,310	18,619	132,365

Lease liabilities of $5,923,000 includes $3,008,000 payable within 6 months.

*	As at 30 June 2025, bank loans of $15,525,000 represents the current portion of long term debt which is being repaid under scheduled amortisation repayments, and is not expected to be refinanced or face refinance risk.

Refer to note 2, net working capital deficiency for further details relating to liquidity risk management.

Fair value of financial instruments

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The carrying value less impairment provision of trade and other receivables and of trade and other payables is a reasonable approximation of their fair values due to the short-term nature of these balances.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 28. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	Consolidated
	2026	2025	2024
	$	$	$

Short-term employee benefits	1,292,309	1,697,762	1,395,347
Post-employment benefits	39,715	29,801	30,497
	1,332,024	1,727,563	1,425,844

Other key management personnel transactions

For details of other transactions with key management personnel, refer to note 32.

Note 29. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by the auditors of the Company:

	Consolidated
	2026	2025	2024
	$	$	$

Audit and review services - BDO Audit Pty Ltd (2024: William Buck Accountants & Advisors)
Audit or review of the financial statements	263,149	131,739	97,800
PCAOB Audit and review services	257,000	778,355	-
	520,149	910,094	97,800

There were no non-audit services provided by the Company’s auditor, BDO Audit Pty Ltd, during the financial year.

Note 30. Contingent liabilities

Bank guarantees as at 30 June 2026 totalling $1,648,000 (2025: $1,638,000) have been provided in relation to the leases of various premises by the Group. These guarantees will only be payable in specific circumstances, such as failure to meet rental liabilities. In the opinion of the directors, no loss will result to the Group as a result of these guarantees.

Guarantees have been provided in relation to the banking facilities of the operating businesses by the parent entity. These guarantees will only be payable in specific circumstances, such as when the operating business is unable to meet its repayment obligations.

Contingent considerations in respect of acquisitions are carried on balance sheet and are not classified as contingent liabilities.

Except as noted above, in the opinion of the directors, the Group did not have any contingent liabilities at 30 June 2026 and 30 June 2025.

Note 31. Commitments

	Consolidated
	2026	2025
	$’000	$’000

Capital commitments
Committed at the reporting date but not recognised as liabilities, payable:
Property, plant and equipment	-	1,238

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 32. Related party transactions

Parent entity

Kelly Partners Group Holdings Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 34.

Key management personnel

Disclosures relating to key management personnel are set out in note 28.

Brett Kelly, Paul Kuchta and Ada Poon are directors of the parent entity.

Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Loans to/(from) related parties

Key management personnel

	2026	2025	2024
	$	$	$

Loans to directors:
Balance at the beginning of the year	4,210,753	1,047,302	860,681
- loans advanced	5,303,180	7,175,955	805,703
- interest on loans	675,015	296,353	51,466
- repayment of loans advanced	(3,621,661)	(4,310,736)	(671,502)
- exchange differences	(177,544)	1,879	954

Balance at the end of the year	6,389,743	4,210,753	1,047,302

On 30 October 2022, the Board of Directors approved a loan facility to Brett Kelly (director of the Company). The facility is secured and personally guaranteed by Brett Kelly with interest charged at commercial rates. Any further advances are subject to board approval.

Kelly Partners (Canberra) Property Trust

	2026	2025	2024
	$	$	$

Loans from related party:
Balance at the beginning of the year	(1,175,000)	(1,175,000)	(1,175,000)
- interest on loan	(135,125)	(135,125)	(124,679)
- payment	135,125	135,125	124,679

Balance at the end of the year	(1,175,000)	(1,175,000)	(1,175,000)

Kelly Partners (Investment Office) Pty Ltd is the investment manager of Kelly Partners Investment Office Special Opportunities Fund #2. Kelly Partners (Canberra) Property Trust is a wholly owned subsidiary of Kelly Partners Group Holdings Limited.

On 20 December 2021, the Kelly Partners Investment Office Special Opportunities Fund #2 advanced a short term loan facility of $2.2m to Kelly Partners (Canberra) Property Trust, to assist with the purchase of Unit 141, 39 Eastlake Parade, Kingston ACT (‘the Canberra Property’). The facility is secured by a mortgage over the Canberra Property and is guaranteed by Kelly Partners Group Holdings Limited. On 11 January 2023, $1.0m of the loan was refinanced with a commercial bank. Interest is charged at commercial rates and the term of the related party loan was extended to 31 December 2026.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 32. Related party transactions (continued)

Employee Share Trust

In December 2019, the Board approved the establishment of the EIP. The EIP is designed to assist in the attraction, motivation, retention and reward of employees by allowing them to participate in the overall success and growth of the Group. The EIP is also designed to align the interests of employees with the interests of shareholders by providing an opportunity for the participants to receive an equity interest in the Company. All rewards are discretionary in nature. In FY 2026 the EIP Trust purchased 82,534 shares on market for a total of $492,618 with an average share price of $5.9687.

As at 30 June 2026, total shares of 515,682 continue to be held in trust, of which 451,002 shares have been granted to employees and are unvested. During the year, 65,669 of shares vested. The KMP of the Company was not part of the Employee Incentive Plans.

In FY2026, a number of operating businesses paid amounts to an Employee Share Trust as part of the Employee Share Scheme (‘ESS’). The monies received by the Employee Share Trust were used to acquire the shares of Kelly Partners Group Holdings Limited (KPG.ASX).

	2026	2025	2024
	$	$	$

Loans to Employee Share Trust:			-
Balance at the beginning of the year	3,134,253	2,124,036	1,717,894
- loans advanced	460,291	1,101,277	273,851
- interest on loan	279,752	226,805	151,356
- payment	(226,102)	(317,865)	(19,065)
Balance at the end of the year	3,648,194	3,134,253	2,124,036

Direct interest in subsidiaries

The following related parties hold a direct interest in the respective subsidiary of the Group:

		2026	2025	2024
Related party	Subsidiary	Interest held	Interest held	Interest held
Paul Kuchta	Kelly Partners East Sydney Partnership	10.20%	10.20%	10.20%
Paul Kuchta	Kelly Partners (Sydney) Pty Ltd	3.20%	3.50%	10.20%
Paul Kuchta	Kelly Partners Norwest Partnership	24.98%	24.98%	-
Paul Kuchta	KDA Partnership	12.73%	-	-
Ada Poon	Kelly Partners North Sydney Partnership	8.50%	8.50%	10.00%

Partners

Loans (to)/from partners are set out in note 12 and note 23.

Other loans

Loans from others are set out in note 23.

Note 33. Business combinations

Acquisitions during year ended 30 June 2026

Kelly Partners acquired a 50.05% - 100% equity interest in the following accounting and outsourced services businesses.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 33. Business combinations (continued)

Details of businesses acquired

Entity	Location of business acquired	Date of acquisition
Kelly Partners James Howard	Mission Viejo, CA USA	01/08/2025
Kelly Partners Pittwater	Pittwater, NSW, AU	29/08/2025
Kelly Partners Pittwater	Pittwater, NSW, AU	01/09/2025
Kelly Partners Group Holdings Limited	Philippines	16/10/2025
Kelly Partners Group Holdings Limited	Sydney, NSW, AU & Southern Highlands, NSW, AU	31/10/2025
Kelly Partners Narrandera	Narrandera, NSW, AU	01/12/2025
A.C.N. 692 975 590 Pty Ltd	Southern Highlands, NSW, AU	05/12/2025
Hello Kelly AI	Bedfordshire, UK	12/03/2026

The goodwill is attributable to synergies expected to be achieved from integrating the business in to the Kelly Partners system. The goodwill recognised is not deductible for tax purposes.

Contingent consideration is based on the acquired business achieving the target revenue post completion.

The fair value of the contingent consideration represents the Group’s estimate of the probable cash outflows discounted using a discount rate of 10.1% (FY2025: 8.5%). The discount rate is based on the previous year’s Weighted Average Cost of Capital (‘WACC’) of the Group.

The NCI is valued based on a proportion of net assets.

The acquired businesses contributed revenues of $16,977,000 and a net profit before tax and amortisation of $2,649,000 to the Group for the period from the date businesses were acquired to the period ended 30 June 2026. Note the revenue and profit figures disclosed here may be part year and include implementation and restructuring costs that may be one off and non-recurring in nature.

Details of the acquisitions are as follows:

Fair value
$’000

Trade receivables and accrued income	1,077
Plant and equipment	1,493
Right-of-use assets	5,282
Customer relationships	12,848
Other assets	790
Deferred tax liabilities	(2,348)
Employee benefits	(1,065)
Lease liability	(5,282)
Trade and other payables	(41)
Other liabilities	(1,042)
Net assets acquired	11,712
Goodwill	19,488
Acquisition-date fair value of the total consideration transferred	31,200
Representing:
Cash paid to vendor	16,806
Equity contribution from NCI	6,938
Contingent consideration	7,456
31,200

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 33. Business combinations (continued)

Acquisitions during the year ended 30 June 2025

Kelly Partners acquired interests in the following accounting and accounting networking businesses through the following controlled entities:

Entity	Location of business acquired	Date of acquisition

Kelly Partners FRS	St. Petersburg, FL, USA	16/08/2024
Kudos International Network	Swansea, UK	31/10/2024
Kelly Partners Sydney	Sydney, NSW, AU	12/12/2024
Kelly Partners Wexford	Wexford, Ireland	31/03/2025
Kelly Partners Hunter Region	Hunter Region, NSW, AU	02/06/2025

The goodwill is attributable to synergies expected to be achieved from integrating the business in to the Kelly Partners system.

Contingent consideration is based on the acquired business achieving the target revenue post completion.

The fair value of the contingent consideration represents the Group’s estimate of the probable cash outflows discounted using a discount rate of 8.5%.

The NCI is valued based on a proportion of net assets.

The acquired businesses contributed revenues of $16,274,000 and a net profit before tax and amortisation of $2,981,000 to the Group for the period from the date businesses were acquired to the period ended 30 June 2025. Note the revenue and loss figures disclosed here may be part year and include implementation and restructuring costs that may be one off and non-recurring in nature.

$1,046,000 (FY24: $1,240,000) in legal costs and one-off implementation costs relating to the five acquisitions completed this year. $809,000 of this non-recurring cost relates to the US and Ireland acquisitions.

Details of the acquisition are as follows:

Fair value
$’000

Trade receivables and accrued income	2,621
Plant and equipment	64
Right-of-use assets	1,498
Customer relationships	15,580
Deferred tax liabilities	(971)
Employee benefits	(592)
Lease liability	(1,690)
Other liabilities	(2,807)
Net assets acquired	13,703
Goodwill	13,146
Acquisition-date fair value of the total consideration transferred	26,849
Representing:
Cash paid or payable to vendor	10,563
Equity contribution from NCI	13,861
Contingent consideration	2,425
26,849

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 34. Interests in subsidiaries

(a) Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

	Country of	Ownership interest
Name	incorporation	2026	2025
		%	%

Addison Partners Pty Ltd	Australia	51.00%	51.00%
Addison Partners SMSF Pty Ltd	Australia	51.00%	51.00%
Australian Nominees Pty Ltd	Australia	100.00%	50.05%
Better Life Accounting Pty Ltd	Australia	100.00%	100.00%
BMF Group Sydney Pty Ltd	Australia	100.00%	100.00%
Kelly Partners (Brookvale) Pty Ltd	Australia	50.10%	50.10%
Kelly Partners (General Insurance) Pty Ltd	Australia	100.00%	100.00%
Kelly Partners (Growth Consulting) Pty Ltd	Australia	100.00%	100.00%
Kelly Partners (Direct Invest) Pty Ltd	Australia	51.00%	51.00%
Kelly Partners TV Pty Ltd	Australia	100.00%	100.00%
Kelly Partners (Investment Office) Baobab Pty Ltd	Australia	51.00%	51.00%
Kelly Partners (Investment Office) Pty Ltd	Australia	51.00%	51.00%
Kelly Partners (Strategy Consulting) Pty Ltd	Australia	100.00%	100.00%
Kelly Partners (Sydney) Pty Ltd	Australia	50.10%	50.10%
Kelly Partners (Tax Legal) Pty Ltd	Australia	51.00%	51.00%
Kelly Partners Alternative Asset Management Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Ancillary Services Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Digital Technologies Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Finance (Central Coast & Hunter Region) Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Management Services Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Private Wealth Group Holdings Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Private Wealth Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Property Group Holdings Pty Ltd	Australia	100.00%	100.00%
Kelly Partners SMSF Advisory Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Strategic Alliances Pty Ltd	Australia	100.00%	100.00%
Kelly Property Group Pty Ltd	Australia	100.00%	100.00%
KP GH AI Pty Ltd	Australia	100.00%	100.00%
KP GH BD Pty Ltd	Australia	100.00%	100.00%
KP GH BR Pty Ltd	Australia	100.00%	100.00%
KP GH BV Pty Ltd	Australia	100.00%	100.00%
KP GH CC Pty Ltd	Australia	100.00%	100.00%
KP GH CA Pty Ltd	Australia	100.00%	100.00%
KP GH CH Pty Ltd	Australia	100.00%	100.00%
KP GH ES Pty Ltd	Australia	100.00%	100.00%
KP GH FIN Pty Ltd	Australia	100.00%	100.00%
KP GH GC Pty Ltd	Australia	100.00%	100.00%
KP GH GR Pty Ltd	Australia	100.00%	100.00%
KP GH HC GR Pty Ltd	Australia	100.00%	100.00%
KP GH HK Pty Ltd	Australia	100.00%	100.00%
KP GH HR & C Pty Ltd	Australia	100.00%	100.00%
KP GH HR Pty Ltd	Australia	100.00%	100.00%
KP GH IW Pty Ltd	Australia	100.00%	100.00%
KP GH LE Pty Ltd	Australia	100.00%	100.00%
KP GH MA Pty Ltd	Australia	100.00%	100.00%
KP GH MCBD Pty Ltd	Australia	100.00%	100.00%
KP GH NB Pty Ltd	Australia	100.00%	100.00%
KP GH NE Pty Ltd	Australia	100.00%	100.00%
KP GH NS Pty Ltd	Australia	100.00%	100.00%

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 34. Interests in subsidiaries (continued)

	Country of	Ownership interest
Name	incorporation	2026	2025
		%	%

KP GH NW Pty Ltd	Australia	100.00%	100.00%
KP GH PB Pty Ltd	Australia	100.00%	100.00%
KP GH PW Pty Ltd	Australia	100.00%	100.00%
KP GH SWB Pty Ltd	Australia	100.00%	100.00%
KP GH SH Pty Ltd	Australia	100.00%	100.00%
KP GH SWS Pty Ltd	Australia	100.00%	100.00%
KP GH SYD CBD Pty Ltd	Australia	100.00%	100.00%
KP GH TC Pty Ltd	Australia	100.00%	100.00%
KP GH WM Pty Ltd	Australia	100.00%	100.00%
KP GH WO Pty Ltd	Australia	100.00%	100.00%
KP GH WS Pty Ltd	Australia	100.00%	100.00%
KPGH 2 Pty Ltd	Australia	100.00%	100.00%
KPGH Pty Ltd	Australia	100.00%	100.00%
KPGH1 Pty Ltd	Australia	100.00%	100.00%
KPIO Pty Ltd	Australia	75.50%	75.50%
Super Certain Pty Ltd	Australia	50.50%	50.50%
KP GH VA Pty Ltd	Australia	100.00%	100.00%
Kelly Partners Valuations Partnership	Australia	50.10%	50.10%
Kelly Partners (Canberra) Property Trust	Australia	100.00%	100.00%
Kelly Partners (Central Coast) Property Trust	Australia	51.00%	51.00%
Kelly Partners (Central Tablelands) Property Trust	Australia	100.00%	100.00%
Kelly Partners (Oran Park) Trust	Australia	100.00%	100.00%
Kelly Partners Property Fund	Australia	100.00%	100.00%
Kelly Partners Services Trust	Australia	100.00%	100.00%
Kelly Partners (Western Sydney) Partnership	Australia	50.01%	50.01%
Kelly Partners Bendigo Partnership	Australia	50.01%	50.01%
Kelly Partners Brisbane CBD Partnership	Australia	50.10%	50.10%
Kelly Partners Bundall Partnership	Australia	50.10%	50.10%
Kelly Partners Central Coast Partnership	Australia	50.10%	50.10%
Kelly Partners Chatswood Partnership	Australia	50.10%	50.10%
Kelly Partners Corporate Advisory Partnership	Australia	51.00%	51.00%
Kelly Partners East Sydney Partnership	Australia	50.10%	50.10%
Kelly Partners Finance Partnership	Australia	51.00%	51.00%
Kelly Partners General Insurance Partnership	Australia	99.99%	99.99%
Kelly Partners Griffith Partnership	Australia	50.10%	50.10%
Kelly Partners HR & Consulting Partnership	Australia	51.00%	51.00%
Kelly Partners HR Consulting & Payroll Services Riverina Partnership	Australia	50.10%	50.10%
Kelly Partners Hunter Region Partnership	Australia	51.00%	51.00%
Kelly Partners Inner West Partnership	Australia	51.00%	51.00%
Kelly Partners Leeton Partnership	Australia	50.01%	50.01%
Kelly Partners Maitland Partnership	Australia	50.10%	50.10%
Kelly Partners Melbourne CBD Partnership	Australia	51.00%	51.00%
Kelly Partners Newcastle Partnership	Australia	51.00%	51.00%
Kelly Partners North Sydney Partnership	Australia	58.00%	58.00%
Kelly Partners Northern Beaches Partnership	Australia	51.00%	51.00%
Kelly Partners Norwest Partnership	Australia	50.05%	50.05%
Kelly Partners Oran Park Partnership	Australia	50.10%	50.10%
Kelly Partners Palm Beach Partnership	Australia	50.10%	50.10%
Kelly Partners Pittwater Partnership	Australia	51.00%	51.00%
Kelly Partners Private Wealth Wholesale Partnership	Australia	51.00%	51.00%
Kelly Partners South West Sydney Partnership	Australia	50.50%	50.50%
Kelly Partners South West Brisbane Partnership	Australia	80.00%	80.00%

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 34. Interests in subsidiaries (continued)

	Country of	Ownership interest
Name	incorporation	2026	2025
		%	%

Kelly Partners Southern Highlands Partnership	Australia	51.00%	51.00%
Kelly Partners Tax Consulting Partnership	Australia	51.00%	51.00%
Kelly Partners Wollongong Partnership	Australia	59.64%	59.64%
Agent Fuel Partnership	Australia	50.10%	-
Agent Fuel Pty Ltd	Australia	25.10%	-
Bray & Associates Pty Ltd	Australia	100.00%	-
Hello Kelly AI Partnership	Australia	50.10%	-
KDA Partnership	Australia	50.05%	-
Kelly Partners Group Holdings (Low Co) Pty Ltd	Australia	100.00%	-
Kelly Partners Group Holdings (Mid Co) Pty Ltd	Australia	100.00%	-
Kelly Partners Group Holdings (Top Co) Pty Ltd	Australia	100.00%	-
Kelly Partners Narrandera Partnership	Australia	50.10%	-
Kelly Partners Private Wealth Melbourne Partnership	Australia	51.00%	-
KP GH BO Pty Ltd	Australia	100.00%	-
KP GH NA Pty Ltd	Australia	100.00%	-
KP GH WM MB Pty Ltd	Australia	100.00%	-
KP GH WP Pty Ltd	Australia	100.00%	-
WrkPod (Health, Wellness and Fitness) Pty Ltd	Australia	25.10%	-
WrkPod Health Wellness and Fitness Partnership	Australia	25.10%	-
WrkPod Holdings Pty Ltd	Australia	50.10%	-
WrkPod Pty Ltd	Australia	50.10%	-
Kelly Partners Care Pty Ltd	Australia	100.00%	-
KP GH OP Pty Ltd	Australia	100.00%	-
Kelly Partners Operating Group 1 Pty Ltd	Australia	50.10%	-
Kelly Partners (Burbank) LLC (formerly Kelly Partners (Advisory Services) LLC)	California, United States	50.10%	50.10%
Kelly Partners (Woodland Hills) Services LLC	California, United States	51.00%	51.00%
Kelly Partners Management Company (California) LLC	California, United States	100.00%	100.00%
KP Events, LLC	California, United States	100.00%	100.00%
KP GH BU LLC	California, United States	100.00%	100.00%
KP GH JH LLC	California, United States	100.00%	100.00%
KP GH WH LLC	California, United States	100.00%	100.00%
Hello Kelly AI LLC	California, United States	50.10%	-
Kelly Partners (Balboa) LLC	California, United States	100.00%	-
Kelly Partners (Malibu) LLC	California, United States	100.00%	-
Kelly Partners + James Howard LLC	California, United States	50.10%	-
KP GH BA LLC	California, United States	100.00%	-

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 34. Interests in subsidiaries (continued)

	Country of	Ownership interest
Name	incorporation	2026	2025
		%	%

Kelly Partners Group Holdings (USA) Inc	Delaware, United States	100.00%	100.00%
Hello Kelly AI Ltd (DIFC)	Dubai, UAE	50.10%	-
Kelly Partners Group Holdings (ME) Limited	Dubai, UAE	100.00%	-
Kelly Partners (FRS) LLC	Florida, United States	50.10%	50.10%
Kelly Partners Management Company (Florida) LLC	Florida, United States	100.00%	100.00%
KP GH FRS LLC	Florida, United States	100.00%	100.00%
Kelly Partners Management Services (Hong Kong) Limited	Hong Kong	51.00%	51.00%
WrkPod Hong Kong Limited	Hong Kong	50.10%	-
Kelly Partners Global Services (India) Private Limited	India	100.00%	100.00%
KPG Kelly Partners Group Holdings (Ireland) Limited	Ireland	100.00%	100.00%
Kelly Partners Wexford Partnership	Ireland	50.10%	50.10%
Kelly Partners Wexford Audit Partnership	Ireland	49.00%	-
Kelly Partners Management Company (Texas) LLC	Texas, United States	100.00%	100.00%
KP GH DJ LLC	Texas, United States	100.00%	100.00%
Kelly Partners Group Holdings (UK) Ltd	United Kingdom	100.00%	100.00%
Kelly Partners Global Ltd	United Kingdom	100.00%	100.00%
Kelly Partners Global (Subsidiary) Ltd	United Kingdom	100.00%	100.00%
Kudos International Network Partnership	United Kingdom	50.10%	50.10%

The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

(b) Subsidiaries with non-controlling interests

The following table summarises the aggregate financial information in relation to the share of the Group’s subsidiaries held by non-controlling interests. The assets and liabilities information is before inter-company eliminations with other entities within the Group.

	Consolidated
	2026	2025
	$’000	$’000

Revenue	77,266	65,427
Profit attributable to non-controlling interests*	14,095	13,023
Distributions to non-controlling interests	15,642	19,067
Current assets	26,326	23,987
Non-current assets	55,822	46,557
Current liabilities	(12,107)	(8,616)
Non-current liabilities	(24,007)	(18,294)
Net assets	46,034	43,634

*	Profit attributable to non-controlling interests does not include income tax expense and other direct costs of the parent.

(c) Consequences of changes in a parent’s ownership in a subsidiary that do not result in a loss of control

There were no material changes to the parent entity’s ownership in subsidiaries during the current and prior financial year.

(d) Significant restrictions

There are no significant restrictions on the ability of the holding company or its subsidiaries to access or use the assets and settle the liabilities of the Group.

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 35. Cash flow information

Reconciliation of profit after income tax to net cash from operating activities

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000

Profit after income tax expense for the year	17,628	16,436	14,238

Adjustments for:
Depreciation and amortisation	16,809	14,473	12,296
Revaluation reserve	1,908	757	-
Fair value movement - unwinding of interest	794	491	535
Non-cash movements relating to business combinations	(880)	1,047	-
Other non-cash movements	(29)	1,819	199

Change in operating assets and liabilities:
Increase in trade and other receivables	(1,544)	(6,133)	(5,177)
Decrease in accrued income	430	2,465	239
Decrease/(increase) in prepayments	(713)	(231)	511
Increase in trade and other payables	1,782	1,647	1,096
Increase/(decrease) in current tax liabilities	1,758	(533)	656
Increase/(decrease) in deferred tax liabilities	40	(1,463)	408
Increase in employee benefits	906	492	613
Net cash from operating activities	38,889	31,267	25,614

Non-cash investing and financing activities

	Consolidated
	2026	2025	2024
	$’000	$’000	$’000

Additions to the right-of-use assets	5,991	7,284	4,501
Adjustments as a result of a different treatment of extension and termination options	(995)	(1,443)	(45)
Change in fair value of contingent consideration	(104)	(574)	(1,706)
	4,892	5,267	2,750

Kelly Partners Group Holdings Limited and its subsidiaries Notes to the consolidated financial statements 30 June 2026

Note 35. Cash flow information (continued)

Changes in liabilities arising from financing activities

	Bank	Lease	Related
	loans	liabilities	party loans	Total
Consolidated	$’000	$’000	$’000	$’000

Balance at 1 July 2023	32,960	23,923	1,175	58,058
Net cash from financing activities	-	(5,529)	-	(5,529)
Acquisition of leases	-	4,990	-	4,990
Proceeds from borrowings	20,413	-	-	20,413
Repayment of borrowings	(10,328)	-	-	(10,328)
Effect of movements in exchange rates	-	50	-	50
Interest on loan	-	-	125	125
Repayment of loan	-	-	(125)	(125)
Changes through business combinations	-	3,728	-	3,728
Adjustments as a result of a different treatment of extension and termination options	-	(14)	-	(14)
Interest on lease liability	-	1,817	-	1,817

Balance at 30 June 2024	43,045	28,965	1,175	73,185

	Bank	Lease	Related
	loans	liabilities	party loans	Total
Consolidated	$’000	$’000	$’000	$’000

Balance at 1 July 2024	43,045	28,965	1,175	73,185
Net cash used in financing activities	-	(6,412)	-	(6,412)
Acquisition of leases	-	7,285	-	7,285
Proceeds from borrowings	33,147	-	-	33,147
Repayment of borrowings	(19,775)	-	-	(19,775)
Exchange differences	-	(21)	-	(21)
Interest on loan	-	-	135	135
Repayment of loan	-	-	(135)	(135)
Changes through business combinations (note 33)	-	1,690	-	1,690
Adjustments as a result of a different treatment of extension and termination options	-	(1,645)	-	(1,645)
Interest on lease liability	-	2,067	-	2,067

Balance at 30 June 2025	56,417	31,929	1,175	89,521
Net cash used in financing activities	-	(6,517)	-	(6,517)
Acquisition of leases	-	5,990	-	5,990
Proceeds from borrowings	23,055	-	-	23,055
Repayment of borrowings	(13,465)	-	-	(13,465)
Exchange differences	-	(753)	-	(753)
Interest on loan	-	-	135	135
Repayment of loan	-	-	(135)	(135)
Changes through business combinations (note 33)	-	5,282	-	5,282
Amortisation of loan establishment cost	24	-	-	24
Adjustments as a result of a different treatment of extension and termination options	-	(995)	-	(995)
Interest on lease liability	-	2,471	-	2,471
Balance at 30 June 2026	66,031	37,407	1,175	104,613

Note 36. Events after the reporting period

No matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.